UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2015 – CPFL Energia S.A.	Version: 3

Summary

Registration data

1. General information	2
2. Address	3
3. Marketable securities	4
4. Auditor information	5
5. Share register	6
6. Investor relations officer	7
7. Shareholders’ department	8

1

Registration Form – 2015 – CPFL Energia S.A.	Version: 3

a) General information

Company name:	CPFL ENERGIA S.A.
Initial company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous company name:	Draft II Participações S.A
Date of incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM code:	1866-0
Registration date CVM:	05/18/2000
State of CVM Registration:	Active
Starting date of situation:	05/18/2000
Country:	Brasil
Country in which the marketable securities
are held in custody:	Brasil
Foreign countries in which the marketable securities are accepted for trading
Country	Date of admission
United States	09/29/2004

Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer’s category:	Category A
Registration date on actual category:	01/01/2010
Issuer’s situation:	Operational
Starting date of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of share control:	11/30/2009
Date of last change of company year:
Day/Month of year end:	12/31
Web address:	www.cpfl.com.br
Placements were issuer disclose its information:

Placement	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

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Registration Form – 2015 – CPFL Energia S.A.	Version: 3

b)    Address

Company Address: Rua Gomes de Carvalho, 1510, 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, zip code: 04547-005

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

3

Registration Form – 2015 – CPFL Energia S.A.	Version: 3

c) Marketable securities

Shares trading listing
Trading mkt	Bolsa
Managing body	BM&FBOVESPA
Start date	09/29/2004
End date
Segment	Novo Mercado
Start date	09/29/2004
End date

Debentures trading listing
Trading mkt	Organized market
Managing body	CETIP
Start date	05/18/2000
End date
Segment	Traditional
Start date	05/19/2000
End date

4

Registration Form – 2015 – CPFL Energia S.A.	Version: 3

d) Auditor information

Is there an auditor?	Yes
CVM code:	385-9
Type of auditor:	Brazilian
Independent accountant:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service provision period:	03/12/2012
Partner in charge	Marcelo Magalhães Fernandes
Service provision period	03/12/2012
CPF (individual tax ID)	110.931.498-17

5

Registration Form – 2015 – CPFL Energia S.A.	Version: 3

e) Share register

Do you have service provider:	Yes
Corporate name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Service provision period:	01/01/2011
Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

6

Registration Form – 2015 – CPFL Energia S.A.	Version: 3

f) Investor relations officer

Name:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09
Address:
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

7

Registration Form – 2015 – CPFL Energia S.A.	Version: 3

g) Shareholders’ department

Contact	Leandro José Cappa de Oliveira
Start date of activity:	10/06/2014
End date of activity:

Address:
Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: leandrocappa@cpfl.com.br

8

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Table of Contents
Identification of Company
Capital Stock	1
Parent Company Interim financial statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Statement of Comprehensive Income	5
Cash Flow Statements	6
Statement of Changes in Shareholders´ Equity
01/01/2015 to 09/30/2015	7
01/01/2014 to 09/30/2014	8
Statements of Added Value	9
Consolidated Interim financial statements
Balance Sheet Assets	10
Balance Sheet Liabilities	11
Income Statement	12
Statement of Comprehensive Income	13
Cash Flow Statements	14
Statement of Changes in Shareholders’ Equity
01/01/2015 to 09/30/2015	15
01/01/2014 to 09/30/2014	16
Statements of Added Value	17
Comments on Performance	19
Notes to Interim financial statements	28
Other relevant information	94
Reports
Independent Auditors’ Report Unqualified	98

1

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Identification of company

Capital stock

Number of Shares (in units)	Closing date 09/30/2015
Paid in capital
Common	993,014,215
Preferred	0
Total	993,014,215
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2015	Previous Year 12/31/2014
1	Total assets	8,677,880	8,318,287
1.01	Current assets	1,981,315	1,792,189
1.01.01	Cash and cash equivalents	856,736	799,775
1.01.06	Recoverable taxes	53,615	49,070
1.01.06.01	Current recoverable taxes	53,615	49,070
1.01.08	Other current assets	1,070,964	943,344
1.01.08.03	Others	1,070,964	943,344
1.01.08.03.01	Other credits	1,077	977
1.01.08.03.02	Dividends and interest on shareholders’ equity	957,081	942,367
1.01.08.03.03	Derivatives	112,806	-
1.02	Noncurrent assets	6,696,565	6,526,098
1.02.01	Noncurrent assets	247,850	234,239
1.02.01.06	Deferred taxes	146,870	150,628
1.02.01.06.02	Deferred taxes credits	146,870	150,628
1.02.01.08	Related parties credits	2,480	12,089
1.02.01.08.02	Subsidiaries credits	2,480	12,089
1.02.01.09	Other noncurrent assets	98,500	71,522
1.02.01.09.03	Escrow deposits	687	546
1.02.01.09.05	Other credits	15,143	15,819
1.02.01.09.07	Advance for future capital increase	82,670	55,157
1.02.02	Investments	6,447,431	6,290,998
1.02.02.01	Permanent equity interests	6,447,431	6,290,998
1.02.02.01.02	Investments in subsidiaries	6,447,431	6,290,998
1.02.03	Property, plant and equipment	1,261	843
1.02.04	Intangible assets	23	18
1.02.04.01	Intangible assets	23	18
1.02.04.01.02	Other Intangibles	23	18

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2015	Previous Year 12/31/2014
2	Total liabilities	8,677,880	8,318,287
2.01	Current liabilities	1,013,703	1,338,488
2.01.02	Suppliers	457	790
2.01.02.01	National Suppliers	457	790
2.01.03	Tax Obligations	754	1,859
2.01.03.01	Federal Tax Obligations	754	1,859
2.01.03.01.01	Income tax and Social Contribution	109	1,628
2.01.03.01.02	PIS (Tax on Revenue)	56	1
2.01.03.01.03	COFINS (Tax on Revenue)	345	3
2.01.03.01.04	Others Federal	244	227
2.01.04	Loans and financing	985,202	1,304,406
2.01.04.01	Loans and financing	985,202	-
2.01.04.01.01	Brazilian currency	319,090	-
2.01.04.01.02	Foreign Currency	666,112	-
2.01.04.02	Debentures	-	1,304,406
2.01.04.02.01	Interest on debentures	-	15,020
2.01.04.02.02	Debentures	-	1,289,386
2.01.05	Other Current liabilities	27,290	31,433
2.01.05.02	Others	27,290	31,433
2.01.05.02.01	Dividends and interest on shareholders´ equity	10,270	13,555
2.01.05.02.05	Other payable	17,020	17,878
2.02	Noncurrent liabilities	35,325	36,264
2.02.02	Other Noncurrent liabilities	33,347	35,539
2.02.02.02	Others	33,347	35,539
2.02.02.02.04	Other payable	33,347	35,539
2.02.04	Provisions	1,978	725
2.02.04.01	Civil, Labor, Social and Tax Provisions	1,978	725
2.02.04.01.02	Labor and tax provisions	1,382	378
2.02.04.01.04	Civil provisions	596	347
2.03	Shareholders’ equity	7,628,852	6,943,535
2.03.01	Capital	5,348,312	4,793,424
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,147,696	1,536,136
2.03.04.01	Legal reserves	650,811	650,811
2.03.04.02	Statutory reserves	496,885	885,325
2.03.05	Retained earnings	417,120	-
2.03.08	Other comprehensive income	247,642	145,893
2.03.08.01	Accumulated comprehensive income	247,642	145,893

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
3.01	Net Operating revenues	1	1,157	-	33
3.03	Gross Operating income	1	1,157	-	33
3.04	Gross Operating income (expense)	262,689	587,347	97,717	443,807
3.04.02	General and administrative	(8,161)	(23,422)	(5,806)	(17,123)
3.04.06	Equity income	270,850	610,769	103,523	460,930
3.05	Income before financial income and taxes	262,690	588,504	97,717	443,840
3.06	Financial income / expense	5,714	(16,232)	(1,929)	(14,400)
3.06.01	Financial income	24,099	49,674	35,474	90,887
3.06.02	Financial expense	(18,385)	(65,906)	(37,403)	(105,287)
3.07	Income before taxes	268,404	572,272	95,788	429,440
3.08	Income tax and social contribution	(791)	(11,509)	253	7,731
3.08.01	Current	(95)	(7,751)	-	(318)
3.08.02	Deferred	(696)	(3,758)	253	8,049
3.09	Net income/(loss) from continuing operations	267,613	560,763	96,041	437,171
3.11	Net income/(loss)	267,613	560,763	96,041	437,171
3.99.01.01	ON	0.27	0.56	0.10	0.44
3.99.02.01	ON	0.26	0.56	0.09	0.43

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent company Standard Interim financial statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
4.01	Net income/(loss)	267,613	560,763	96,041	437,171
4.02	Other comprehensive income	121,420	121,419	(1,535)	(1,535)
4.02.02	Equity on comprehensive income of subsidiaries	121,420	121,419	(1,535)	(1,535)
4.03	Comprehensive income	389,033	682,182	94,506	435,636

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2015 to 09/30/2015	Previous Year 01/01/2014 to 09/30/2014
6.01	Net cash from operating activities	589,246	864,464
6.01.01	Cash generated (used) from operations	26,055	73,636
6.01.01.01	Net income, including income tax and social contribution	572,272	429,441
6.01.01.02	Depreciation and amortization	123	130
6.01.01.03	Reserve for contingencies	1,452	460
6.01.01.04	Interest and monetary and exchange restatement	(610,770)	(460,930)
6.01.01.05	Reserve for tax, civil and labor risks	62,978	104,535
6.01.02	Variation on assets and liabilities	563,191	790,828
6.01.02.01	Dividend and interest on shareholders’ equity received	607,349	867,738
6.01.02.02	Recoverable taxes	5,388	(11,391)
6.01.02.03	Escrow deposits	(116)	(568)
6.01.02.04	Other operating assets	574	2,707
6.01.02.05	Suppliers	(334)	(521)
6.01.02.06	Other taxes and social contributions	344	(420)
6.01.02.07	Interest on debts (paid)	(36,858)	(65,405)
6.01.02.08	Income tax and social contribution paid	(9,368)	-
6.01.02.09	Other operating liabilities	(3,539)	(1,118)
6.01.02.10	Tax, civil and labor risks paid	(249)	(194)
6.02	Net cash in investing activities	(72,131)	(21,912)
6.02.01	Acquisition of property, plant and equipment	(535)	-
6.02.04	Loans to subsidiaries, associates and joint ventures	11,095	5,175
6.02.05	Capital increase in investments	(10)	-
6.02.06	Additions to intangible assets	(11)	(9)
6.02.07	Advance for future capital increase	(82,670)	(27,078)
6.03	Net cash in financing activities	(460,154)	(565,631)
6.03.01	Payments of Loans, financing and debentures , net of derivatives	(1,290,000)	-
6.03.02	Payments of dividend and interest on shareholders’ equity	(151)	(565,631)
6.03.03	Loans, financing and debentures obtained	829,997	-
6.05	Increase (decrease) in cash and cash equivalents	56,961	276,921
6.05.01	Cash and cash equivalents at beginning of period	799,775	990,672
6.05.02	Cash and cash equivalents at end of period	856,736	1,267,593

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent company Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2015 to September 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.03	Adjusted balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535
5.04	Capital transactions with the shareholders	554,888	-	(554,888)	3,135	-	3,135
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-
5.04.12	Prescribed dividend	-	-	-	3,135	-	3,135
5.05	Total comprehensive income	-	-	-	560,763	121,419	682,182
5.05.01	Net income for the period	-	-	-	560,763	-	560,763
5.05.02	Other comprehensive income	-	-	-	-	121,419	121,419
5.06	Internal changes in Shareholders' equity	-	-	166,448	(146,778)	(19,670)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	19,670	(19,670)	-
5.06.08	Statutory reserve for the period	-	-	166,448	(166,448)	-	-
5.07	Ending Balances	5,348,312	468,082	1,147,696	417,120	247,642	7,628,852

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to September 30, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening Balances	4,793,424	287,630	1,545,177	-	397,667	7,023,898
5.03	Adjusted balance	4,793,424	287,630	1,545,177	-	397,667	7,023,898
5.04	Capital transactions with partners	-	44	(567,802)	(419,833)	-	(987,591)
5.04.09	Additional dividend approved	-	-	(567,802)	-	-	(567,802)
5.04.10	Capital increase in subsidiaries without change in control	-	251	-	-	-	251
5.04.11	Gain (loss) in participation without change in control	-	(207)	-	-	-	(207)
5.04.12	Prescribed dividend	-	-	-	2,362	-	2,362
5.04.13	Interim dividend	-	-	-	(422,195)	-	(422,195)
5.05	Total Comprehensive Income	-	-	-	437,171	(1,535)	435,636
5.05.01	Net income for the period	-	-	-	437,171	-	437,171
5.05.02	Other comprehensive income	-	-	-	-	(1,535)	(1,535)
5.05.02.06	Equity on comprehensive income of subsidiaries	-	-	-	-	(1,535)	(1,535)
5.06	Internal changes in Shareholders' equity	-	-	(79,957)	99,307	(19,350)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	29,030	(9,680)	(19,350)	-
5.06.08	Realization / reversal of retained earnings	-	-	(108,987)	108,987	-	-
5.07	Ending Balances	4,793,424	287,674	897,418	116,645	376,782	6,471,943

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Parent Company Standard Interim financial statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 09/30/2015	Previous Year 01/01/2014 to 09/30/2014
7.01	Revenues	1,821	46
7.01.01	Sales of goods, products and services	1,274	37
7.01.02	Other revenue	547	9
7.02	Inputs	(8,305)	(4,534)
7.02.02	Material-Energy-Outsourced services-Other	(6,128)	(3,044)
7.02.04	Other	(2,177)	(1,490)
7.03	Gross added value	(6,484)	(4,488)
7.04	Retentions	(123)	(130)
7.04.01	Depreciation and amortization	(123)	(130)
7.05	Net added value generated	(6,607)	(4,618)
7.06	Added value received in transfer	667,429	551,816
7.06.01	Equity in subsidiaries	610,769	460,930
7.06.02	Financial income	56,660	90,886
7.07	Added Value to be Distributed	660,822	547,198
7.08	Distribution of Added Value	660,822	547,198
7.08.01	Personnel	13,095	10,483
7.08.01.01	Direct Remuneration	7,281	6,266
7.08.01.02	Benefits	5,047	3,606
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	767	611
7.08.02	Taxes, Fees and Contributions	25,534	(5,846)
7.08.02.01	Federal	25,512	(5,870)
7.08.02.02	State	22	24
7.08.03	Remuneration on third parties’ capital	61,431	105,390
7.08.03.01	Interest	61,321	105,285
7.08.03.02	Rental	110	105
7.08.04	Remuneration on own capital	560,762	437,171
7.08.04.02	Dividends	-	313,208
7.08.04.03	Retained profit / loss for the period	560,762	123,963

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Balance sheet – Asset

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2015	Previous Year 12/31/2014
1	Total assets	39,857,866	35,144,436
1.01	Current assets	11,124,595	9,214,704
1.01.01	Cash and cash equivalents	4,033,374	4,357,455
1.01.02	Financial Investments	17,729	5,323
1.01.02.02	Financial Investments at amortized cost	17,729	5,323
1.01.02.02.01	Held to maturity	17,729	5,323
1.01.03	Accounts receivable	3,350,246	2,251,124
1.01.03.01	Consumers	3,350,246	2,251,124
1.01.04	Materials and suppliers	24,224	18,506
1.01.06	Recoverable taxes	310,008	329,638
1.01.06.01	Current Recoverable taxes	310,008	329,638
1.01.08	Other current assets	3,389,014	2,252,658
1.01.08.03	Other	3,389,014	2,252,658
1.01.08.03.01	Other credits	1,368,284	1,011,495
1.01.08.03.02	Derivatives	700,201	23,260
1.01.08.03.03	Leases	13,020	12,395
1.01.08.03.04	Dividends and interest on shareholders’ equity	40,442	54,483
1.01.08.03.05	Financial asset of concession	9,459	540,094
1.01.08.03.06	Sector financial asset	1,257,608	610,931
1.02	Noncurrent assets	28,733,271	25,929,732
1.02.01	Noncurrent assets	9,709,131	6,751,305
1.02.01.03	Accounts receivable	108,201	123,405
1.02.01.03.01	Consumers	108,201	123,405
1.02.01.06	Deferred taxes	785,416	938,496
1.02.01.06.02	Deferred taxes credits	785,416	938,496
1.02.01.08	Related parties	110,123	100,666
1.02.01.08.01	Credits with related parties	110,123	100,666
1.02.01.09	Other noncurrent assets	8,705,391	5,588,738
1.02.01.09.03	Derivatives	1,770,333	584,917
1.02.01.09.04	Escrow deposits	1,199,922	1,162,477
1.02.01.09.05	Recoverable taxes	145,079	144,383
1.02.01.09.06	Leases	31,310	35,169
1.02.01.09.07	Financial asset of concession	3,897,319	2,834,522
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	500,367	388,828
1.02.01.09.11	Sector financial asset	1,044,407	321,788
1.02.02	Investments	1,216,690	1,098,769
1.02.02.01	Permanent equity interests	1,216,690	1,098,769
1.02.02.01.04	Other permanent equity interests	1,216,690	1,098,769
1.02.03	Property, plant and equipment	9,107,925	9,149,486
1.02.03.01	Fixed assets - in service	8,654,847	8,761,398
1.02.03.03	Fixed assets - in progress	453,078	388,088
1.02.04	Intangible assets	8,699,525	8,930,172
1.02.04.01	Intangible assets	8,699,525	8,930,172

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Balance sheet – Liability

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2015	Previous Year 12/31/2014
2	Total liabilities	39,857,866	35,144,436
2.01	Current liabilities	8,825,031	7,417,103
2.01.01	Social and Labor Obligations	117,608	70,250
2.01.01.02	Labor Obligations	117,608	70,250
2.01.01.02.01	Estimated Labor Obligation	117,608	70,250
2.01.02	Suppliers	2,252,811	2,374,147
2.01.02.01	National Suppliers	2,252,811	2,374,147
2.01.03	Tax Obligations	646,556	436,267
2.01.03.01	Federal Tax Obligations	241,299	166,527
2.01.03.01.01	Income tax and Social Contribution	55,818	57,547
2.01.03.01.02	PIS (Tax on Revenue)	28,828	15,096
2.01.03.01.03	COFINS (Tax on Revenue)	133,439	69,701
2.01.03.01.04	Others Federal	23,214	24,183
2.01.03.02	State Tax Obligations	402,321	266,493
2.01.03.02.01	ICMS (Tax on Revenue)	402,304	266,489
2.01.03.02.02	Others State	17	4
2.01.03.03	Municipal Tax Obligations	2,936	3,247
2.01.03.03.01	Others Municipal	2,936	3,247
2.01.04	Loans and financing	3,344,012	3,526,208
2.01.04.01	Loans and financing	2,850,351	1,191,025
2.01.04.01.01	Brazilian currency	1,151,747	1,047,191
2.01.04.01.02	Foreign Currency	1,698,604	143,834
2.01.04.02	Debentures	493,661	2,335,183
2.01.04.02.01	Debentures	230,747	2,042,075
2.01.04.02.02	Interest on debentures	262,914	293,108
2.01.05	Other liabilities	2,464,044	1,010,231
2.01.05.02	Others	2,464,044	1,010,231
2.01.05.02.01	Dividends and interest on shareholders´ equity	13,745	19,086
2.01.05.02.04	Derivatives	-	38
2.01.05.02.05	Post-employment benefit obligation	77,315	85,374
2.01.05.02.06	Regulatory charges	1,478,920	43,795
2.01.05.02.07	Public utility	4,343	4,000
2.01.05.02.08	Other payable	889,721	835,940
2.01.05.02.09	Sector financial liability	-	21,998

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

2.02	Noncurrent liabilities	20,996,739	18,330,004
2.02.01	Loans and financing	18,385,076	15,623,751
2.02.01.01	Loans and financing	11,641,920	9,426,634
2.02.01.01.01	Brazilian currency	6,245,352	6,148,211
2.02.01.01.02	Foreign Currency	5,396,568	3,278,423
2.02.01.02	Debentures	6,743,156	6,197,117
2.02.01.02.01	Debentures	6,729,581	6,136,400
2.02.01.02.02	Interest on debentures	13,575	60,717
2.02.02	Other payable	656,583	797,093
2.02.02.02	Other	656,583	797,093
2.02.02.02.03	Derivatives	32,919	13,317
2.02.02.02.04	Post-employment benefit obligation	337,839	518,386
2.02.02.02.06	Public utility	84,686	80,992
2.02.02.02.07	Other payable	200,506	183,766
2.02.02.02.08	Suppliers	633	632
2.02.03	Deferred taxes	1,369,594	1,401,009
2.02.03.01	Deferred Income tax and Social Contribution	1,369,594	1,401,009
2.02.04	Provisions	585,486	508,151
2.02.04.01	Civil, Labor, Social and Tax Provisions	585,486	508,151
2.02.04.01.01	Tax Provisions	186,901	167,172
2.02.04.01.02	Labor and pension provisions	190,918	125,472
2.02.04.01.04	Civil provisions	187,417	189,857
2.02.04.01.05	Others	20,250	25,650
2.03	Shareholders´ equity - consolidated	10,036,096	9,397,329
2.03.01	Capital	5,348,312	4,793,424
2.03.02	Capital reserves	468,082	468,082
2.03.04	Profit reserves	1,147,695	1,536,136
2.03.04.01	Legal reserves	650,810	650,811
2.03.04.02	Statutory reserve	496,885	885,325
2.03.05	Retained earnings	417,120	-
2.03.08	Other comprehensive income	247,642	145,893
2.03.09	Shareholders Non-controlling interest	2,407,245	2,453,794

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Income Statement

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
3.01	Net operating revenues	4,967,172	15,419,789	4,241,976	12,062,968
3.02	Cost of electric energy services	(3,878,610)	(12,520,681)	(3,305,009)	(9,508,276)
3.02.01	Cost of electric energy	(3,140,041)	(10,349,581)	(2,660,857)	(7,653,506)
3.02.02	Operating cost	(486,029)	(1,402,773)	(413,163)	(1,216,460)
3.02.03	Services rendered to third parties	(252,540)	(768,327)	(230,989)	(638,310)
3.03	Gross Operating income	1,088,562	2,899,108	936,967	2,554,692
3.04	Gross Operating income (expense)	(322,802)	(1,107,543)	(364,642)	(987,803)
3.04.01	Sales expenses	(118,385)	(349,785)	(93,640)	(297,874)
3.04.02	General and administrative	(182,980)	(621,666)	(172,027)	(520,905)
3.04.05	Others	(65,041)	(261,077)	(85,984)	(267,037)
3.04.06	Equity income	43,604	124,985	(12,991)	98,013
3.05	Income before financial income and taxes	765,760	1,791,565	572,325	1,566,889
3.06	Financial income / expense	(346,537)	(900,024)	(374,980)	(821,929)
3.06.01	Financial income	420,914	1,037,481	170,686	648,172
3.06.02	Financial expense	(767,451)	(1,937,505)	(545,666)	(1,470,101)
3.07	Income before taxes	419,223	891,541	197,345	744,960
3.08	Income tax and social contribution	(139,002)	(378,770)	(100,214)	(328,133)
3.08.01	Current	(71,801)	(270,456)	(106,333)	(398,056)
3.08.02	Deferred	(67,201)	(108,314)	6,119	69,923
3.09	Net income from continuing operations	280,221	512,771	97,131	416,827
3.11	Net income	280,221	512,771	97,131	416,827
3.11.01	Net income attributable to controlling shareholders	267,613	560,763	96,041	437,171
3.11.02	Net income attributable to noncontrolling shareholders	12,608	(47,992)	1,090	(20,344)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Comprehensive Income

(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		07/01/2015 to 09/30/2015	01/01/2015 to 09/30/2015	07/01/2014 to 09/30/2014	01/01/2014 to 09/30/2014
4.01	Consolidated net income	280,221	512,771	97,131	416,827
4.02	Other comprehensive income	121,419	121,419	(1,535)	(1,535)
4.02.01	Actuarial (loss) gain	121,419	121,419	(1,535)	(1,535)
4.03	Consolidated comprehensive income	401,640	634,190	95,596	415,292
4.03.01	Comprehensive income attributable to controlling shareholders	389,033	682,182	94,506	435,636
4.03.02	Comprehensive income attributable to non controlling shareholders	12,607	(47,992)	1,090	(20,344)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Cash Flow – Indirect method

(in thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2015 to 09/30/2015	Previous Year 01/01/2014 to 09/30/2014
6.01	Net cash from operating activities	400,897	826,814
6.01.01	Cash generated from operations	3,241,548	2,873,128
6.01.01.01	Net income	891,541	744,960
6.01.01.02	Depreciation and amortization	952,579	850,732
6.01.01.03	Reserve for tax, civil, labor and environmental risks	185,740	100,362
6.01.01.04	Interest and monetary and exchange restatement	1,160,977	1,171,230
6.01.01.05	Expenses with pension plan	49,036	36,123
6.01.01.06	Losses (gains) on disposal of noncurrent assets	27,704	31,170
6.01.01.07	Deferred taxes - PIS and COFINS	4,834	(23,253)
6.01.01.08	Other	13	(1,188)
6.01.01.09	Allowance for doubtful accounts	94,109	61,005
6.01.01.10	Equity income	(124,985)	(98,013)
6.01.02	Variation on assets and liabilities	(2,840,651)	(2,046,314)
6.01.02.01	Consumers, Concessionaires and Licensees	(1,177,907)	(436,314)
6.01.02.02	Recoverable Taxes	42,877	52,720
6.01.02.04	Escrow deposits	27,270	46,583
6.01.02.05	Sector financial asset	(1,271,800)	-
6.01.02.06	Dividend and interest on shareholders’ equity received	14,041	40,374
6.01.02.07	Receivables - Resources provided by the CDE	(320,945)	(390,858)
6.01.02.08	Concession financial asset (transmission)	(37,322)	(27,823)
6.01.02.09	Other operating assets	(40,229)	(21,142)
6.01.02.10	Suppliers	(121,336)	61,894
6.01.02.11	Regulator charges	1,435,125	11,704
6.01.02.12	Tax, civil and labor risks paid	(142,956)	(127,037)
6.01.02.13	Payable - Resources provided by the CDE	32,562	18,369
6.01.02.14	Taxes and social contributions paid	(252,969)	(435,396)
6.01.02.15	Sector financial liability	(22,941)	-
6.01.02.16	Interest paid on debt	(1,183,201)	(961,497)
6.01.02.17	Other taxes and social contributions	162,021	121,389
6.01.02.18	Employee pension plans	(99,731)	(86,439)
6.01.02.19	Other operating liabilities	116,790	87,159
6.02	Net cash in investing activities	(1,025,619)	(829,808)
6.02.01	Acquisition of property, plant and equipment	(312,699)	(243,049)
6.02.02	Marketable securities, deposits and escrow deposits	(114,598)	22,183
6.02.04	Acquisition of intangible assets	(618,693)	(510,741)
6.02.05	Sale of noncurrent assets	9,833	14,758
6.02.07	Sale of interest in investees	10,454	-
6.02.08	Intercompany loans with subsidiaries and associated companies	84	950
6.02.09	Acquisition of subsidiaries net of cash acquired	-	(68,464)
6.02.10	Capital increase in existing investments	-	(45,445)
6.03	Net cash in financing activities	300,641	(203,143)
6.03.01	Loans, financing and debentures obtained	4,178,163	2,791,289
6.03.02	Payments of loans, financing , debentures and derivatives	(3,828,820)	(2,407,300)
6.03.03	Dividend and interest on shareholders’ equity paid	(761)	(588,039)
6.03.04	Capital increase by noncontrolling shareholders	-	907
6.03.05	Business combination payment	(47,941)	-
6.05	Increase (decrease) in cash and cash equivalents	(324,081)	(206,137)
6.05.01	Cash and cash equivalents at beginning of period	4,357,455	4,206,422
6.05.02	Cash and cash equivalents at end of period	4,033,374	4,000,285

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2015 to September 30, 2015

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,453,794	9,397,329
5.03	Adjusted opening balance	4,793,424	468,082	1,536,136	-	145,893	6,943,535	2,453,794	9,397,329
5.04	Capital transactions within shareholders	554,888	-	(554,888)	3,135	-	3,135	1,444	4,579
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	1,444	1,444
5.04.13	Prescribed dividend	-	-	-	3,135	-	3,135	-	3,135
5.05	Total comprehensive income	-	-	-	560,763	121,419	682,182	(47,992)	634,190
5.05.01	Net income for the period	-	-	-	560,763	-	560,763	(47,992)	512,771
5.05.02	Other comprehensive income	-	-	-	-	121,419	121,419	-	121,419
5.06	Internal changes of shareholders equity	-	-	166,448	(146,778)	(19,670)	-	-	-
5.06.08	Statutory reserve for the period	-	-	166,448	(166,448)	-	-	-	-
5.06.10	Realization of deemed cost of fixed assets	-	-	-	29,803	(29,803)	-	-	-
5.06.11	Tax on deemed cost realization	-	-	-	(10,133)	10,133	-	-	-
5.07	Ending balance	5,348,312	468,082	1,147,696	417,120	247,642	7,628,852	2,407,246	10,036,098

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Changes in shareholders´ equity – from January 1, 2014 to September 30, 2014

(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income		Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
							Shareholders´ equity
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,667	7,023,898	1,774,819	8,798,717
5.03	Adjusted opening balance	4,793,424	287,630	1,545,177	-	397,667	7,023,898	1,774,819	8,798,717
5.04	Capital transactions within shareholders	-	44	(567,802)	(419,833)	-	(987,591)	(19,452)	(1,007,043)
5.04.09	Additional dividend approved	-	-	(567,802)	-	-	(567,802)	(16,617)	(584,419)
5.04.10	Capital increase in subsidiaries without change in control	-	251	-	-	-	251	656	906
5.04.11	Gain (loss) in participation without change in control	-	(207)	-	-	-	(207)	207	-
5.04.12	Interim dividend	-	-	-	(422,195)	-	(422,195)	(2,382)	(424,576)
5.04.13	Prescribed dividend	-	-	-	2,362	-	2,362	-	2,362
5.04.14	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(1,316)	(1,316)
5.05	Total comprehensive income	-	-	-	437,171	(1,535)	435,636	(20,344)	415,292
5.05.01	Net income	-	-	-	437,171	-	437,171	(20,344)	416,827
5.05.02	Total comprehensive income	-	-	-	-	(1,535)	(1,535)	-	(1,535)
5.05.02.06	Comprehensive income - Actuarial loss	-	-	-	-	(1,535)	(1,535)	-	(1,535)
5.06	Internal changes of shareholders equity	-	-	(79,957)	99,307	(19,350)	-	(37)	(37)
5.06.07	Other changes in non-controlling shareholders	-	-	-	-	-	-	(37)	(37)
5.06.08	Statutory reserve for the period	-	-	29,030	(29,030)	-	-	-	-
5.06.09	Realization/reversal of earnings retained investment	-	-	(108,987)	108,987	-	-	-	-
5.06.10	Realization of deemed cost of fixed assets	-	-	-	29,318	(29,318)	-	-	-
5.06.11	Tax on deemed cost realization	-	-	-	(9,968)	9,968	-	-	-
5.07	Ending balance	4,793,424	287,674	897,418	116,645	376,782	6,471,943	1,734,986	8,206,929

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Consolidated Standard Interim financial statements

Statement of Added Value

(in thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2015 to 09/30/2015	Previous Year 01/01/2014 to 09/30/2014
7.01	Revenues	25,575,065	16,197,673
7.01.01	Sales of goods, products and services	24,566,165	15,361,154
7.01.02	Other revenue	767,769	636,053
7.01.02.01	Revenue from construction of infrastructure distribution	767,769	636,053
7.01.03	Revenues related to the construction of own assets	335,240	261,471
7.01.04	Allowance for doubtful accounts	(94,109)	(61,005)
7.02	Inputs	(13,420,680)	(10,099,613)
7.02.01	Cost of sales	(11,461,732)	(8,477,234)
7.02.02	Material-Energy-Outsourced services-Other	(1,552,995)	(1,315,212)
7.02.04	Other	(405,953)	(307,167)
7.03	Gross added value	12,154,385	6,098,060
7.04	Retentions	(953,434)	(851,184)
7.04.01	Depreciation and amortization	(719,861)	(632,159)
7.04.02	Other	(233,573)	(219,025)
7.04.02.01	Intangible concession asset - amortization	(233,573)	(219,025)
7.05	Net added value generated	11,200,951	5,246,876
7.06	Added value received in transfer	1,200,745	747,739
7.06.01	Equity in subsidiaries	124,983	98,013
7.06.02	Financial income	1,075,762	649,726
7.07	Added Value to be Distributed	12,401,696	5,994,615
7.08	Distribution of Added Value	12,401,696	5,994,615
7.08.01	Personnel	676,438	597,844
7.08.01.01	Direct Remuneration	416,616	371,083
7.08.01.02	Benefits	226,078	196,597
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	33,744	30,164
7.08.02	Taxes, Fees and Contributions	9,227,789	3,481,883
7.08.02.01	Federal	5,805,988	1,212,504
7.08.02.02	State	3,411,510	2,256,319
7.08.02.03	Municipal	10,291	13,060
7.08.03	Remuneration on third parties’ capital	1,984,698	1,498,061
7.08.03.01	Interest	1,945,596	1,453,228
7.08.03.02	Rental	39,102	44,833
7.08.04	Remuneration on own capital	512,771	416,827
7.08.04.02	Dividends	-	313,208
7.08.04.03	Retained Earnings / Loss for the Period	512,771	103,619

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

COMMENTS ON PERFORMANCE IN THE QUARTER

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The increase in net income in the quarter was R$ 171,572, compared with the same quarter of 2014 (R$ 267,613 in 2015 and R$ 96,041 in 2014), primarily due to an increase in the equity income.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	3rd Quarter			Nine months
	2015	2014	%	2015	2014	%
Operating revenues	8,645,047	5,611,467	54.1%	25,333,935	15,997,208	58.4%
Electricity sales to final consumers (*)	5,993,616	3,941,503	52.1%	17,205,460	11,409,432	50.8%
Electricity sales to wholesaler´s	811,481	909,123	-10.7%	2,730,703	2,270,563	20.3%
Revenue from construction of concession infrastructure	252,049	230,253	9.5%	767,769	636,053	20.7%
Other operating revenues (*)	860,087	530,588	62.1%	2,318,034	1,681,161	37.9%
Sector financial asset and liability	727,814	-	0.0%	2,311,969	-	0.0%
Deductions from operating revenues	(3,677,875)	(1,369,492)	168.6%	(9,914,147)	(3,934,240)	152.0%
Net operating revenue	4,967,172	4,241,976	17.1%	15,419,789	12,062,968	27.8%
Cost of eletric energy	(3,140,041)	(2,660,856)	18.0%	(10,349,581)	(7,653,506)	35.2%
Electricity purchased for resale	(2,692,119)	(2,577,963)	4.4%	(9,207,611)	(7,239,007)	27.2%
Electricity network usage charges	(447,923)	(82,893)	440.4%	(1,141,970)	(414,499)	175.5%
Operating cost/expense	(1,104,974)	(995,803)	11.0%	(3,403,628)	(2,940,586)	15.7%
Personnel	(237,429)	(213,360)	11.3%	(698,886)	(625,537)	11.7%
Employee pension plans	(16,347)	(12,045)	35.7%	(49,036)	(36,123)	35.7%
Materials	(38,696)	(31,318)	23.6%	(105,822)	(88,122)	20.1%
Outside services	(142,723)	(127,021)	12.4%	(412,743)	(372,590)	10.8%
Depreciation and amortization	(249,397)	(213,407)	16.9%	(719,004)	(631,706)	13.8%
Intangible of concession amortization	(64,882)	(73,541)	-11.8%	(233,574)	(219,025)	6.6%
Costs related to infrastructure construction	(251,887)	(230,253)	9.4%	(766,605)	(636,053)	20.5%
Other	(103,613)	(94,858)	9.2%	(417,957)	(331,429)	26.1%
Income from electric energy service	722,157	585,316	23.4%	1,666,580	1,468,876	13.5%
Financial income (expense)	(346,537)	(374,980)	-7.6%	(900,024)	(821,929)	9.5%
Financial income	420,915	170,686	146.6%	1,037,481	648,172	60.1%
Financial expense	(767,451)	(545,666)	40.6%	(1,937,505)	(1,470,101)	31.8%
Interest in subsidiaries, associates and joint ventures	43,603	(12,991)	-435.6%	124,985	98,013	27.5%
Income before taxes	419,223	197,345	112.4%	891,541	744,960	19.7%
Social Contribution	(40,337)	(29,428)	37.1%	(104,972)	(91,283)	15.0%
Income Tax	(98,665)	(70,786)	39.4%	(273,798)	(236,849)	15.6%
Net income	280,221	97,131	188.5%	512,771	416,827	23.0%

Net income attributable to the shareholders of the company	267,613	96,041	178.6%	560,763	437,171	28.3%
Net income/(loss) attributable to the non controlling interests	12,608	1,090	1056.8%	(47,992)	(20,344)	135.9%

EBITDA	1,080,322	859,568	25.7%	2,744,995	2,418,507	13.5%

Net income for the period and EBITDA reconciliation
Net income	280,221	97,131		512,771	416,827
Depreciation and amortization	314,279	286,948		952,579	850,733
Amortization of value-added of assets	284	295		852	886
Financial income (expense)	346,537	374,980		900,024	821,929
Social contribution	40,337	29,428		104,972	91,283
Income tax	98,665	70,786		273,798	236,849
EBITDA	1,080,322	859,568		2,744,995	2,418,507

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

 Gross Operating Revenue

The Gross Operating Revenue in the 3rd quarter of 2015 was R$ 8,645,047, up 54.1%
(R$ 3,033,580) compared with the same quarter of the previous year.

The main factors in this change were:

•       Increase of 52.1% (R$ 2,052,113) in the supply of electric energy, due to an increase of 59.4%
(R$ 2,234,599) in the average tariffs charged as a result of (i) annual tariff adjustments, (ii) extraordinary tariff adjustment, and (iii) tariff flag, partially offset by the reduction of 4.6% in the volume of energy sold (R$ 182,486);

•       Decrease of 10.7% (R$ 97,643) in the energy supplied, caused mainly by:

o    Decrease of 71.3% (R$ 216,456) in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”), mainly due to the drop of 73% (R$ 236,504) in the average price, offset by the increase of 6,6% (R$ 20,048) in the volume of energy traded.

o   Increase of 23.7% (R$ 115,038) in sales to other concessionaires and licensees, mainly due to the increase of bilateral contract and tariff adjustment (R$ 65,672) and begin of DESA consolidation in CPFL Renováveis (R$ 58,207).

•       Increase of 9.5% (R$ 21,796) in revenue from construction of the concession infrastructure due to the raise in investments in the quarter.

•       Increase of R$ 727,814 in sector financial asset and liability, due to the accounting of assets and/or liabilities arising  from the differences of Parcel A and other components (receivable and/or payable).

•       Increase of 62.1% (R$ 329,499) in other operating revenues, due mainly (i) revenue resulting from the Tariff for the Use of the Distribution System – TUSD free consumers (R$ 285,930) basically due to tariff adjustment, (ii) resources provided by CDE low income subsidy and other tariff discounts (R$ 57,908) partially offset by (iii) decrease of generation reimbursement (R$ 15,788), which accounting in energy cost begin on December 2014.

Quantity of Energy Sold

In the third quarter of 2015, 5.0% less energy was billed to captive consumers, including other licensees, than in the same quarter of the previous year.

The residential category, representing 38.1% of the total market supplied by the distributors, reported a drop of 5.1% in the third quarter of 2015 in relation to the same period of the previous year, due to the impact of tariff increases, the campaigns for rational use of electric energy and the deceleration of income levels, which dropped by 2.3%, year-to-date.

The commercial category, which accounts for 20.7% of the total market supplied by the distributors, reported a drop of 3.3% in the third quarter of 2015 in relation to the same period of the previous year. The category's performance, which dropped by 3.0% year-to-date, was influenced by a combination of tariff increases, the reduction in income levels and of sales in the retail market.

The industrial category, which accounts for 20.1% of the total market supplied by the distributors, reported a drop of 9.3% in the third quarter of 2015 in relation to the same period of the previous year, as a direct consequence of the poor results of industrial activity in Brazil, which fell by 6.9%, year-to-date. As a further result of these factors, industry consumption for the subsidiary CPFL Brasil also fell by 13.7%.

The other consumption categories (rural, public authorities, public lighting, utilities and licensees) accounted for 21.1% of the total market supplied by the distributors. The poor performance of these categories in the third quarter of 2015 in comparison with the same period of the previous year resulted in a drop of 2.2% , as follows: (i) rural, due to increased rainfall in 2015, (ii) public authorities, due to the efficiency drive by various municipalities and the Fiscal Responsibility Law, and (iii) public utilities, as a consequence of the water crisis affecting the concession area of the CPFL Energia Group's distributors since 2014.

The amount of energy sold and transported in the concession area dropped by 5.3% in comparison with 2014, with impacts on both the supply billed (captive market) and collection of TUSD (free market). The variation per category is a drop of 5.1% in the residential, 7.4% in the industrial, 2.9% in the commercial and 2.2% in the other consumption categories.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Tariffs

In the 3rd quarter of 2015 the supply tariffs increased by an average of 59.4%. This was largely due to:

(i) the effect of the distributors' annual tariff adjustment, periodic tariff review and extraordinary tariff review increase, as follows:

		Periodic tariff review ("RTP") and Annual tariff adjustment ("RTA")				Extraordinary tariff review ("RTE")
		2015		2014		2015
Distributor	Month	RTA / RTP	Average effect perceived by consumers (a)	RTA / RTP	Average effect perceived by consumers (a)	Average effect perceived by consumers (a)
CPFL Paulista	April	41.45%	4,67% (c)	17.18%	17.23%	32.28%
CPFL Piratininga	October (b)	56.29%	21,11% (c)	19.73%	22.43%	29.78%
RGE	June	33.48%	-3,76% (c)	21.82%	22.77%	37.16%
CPFL Santa Cruz	February	34.68%	27.96%	14.86%	26.00%	5.16%
CPFL Leste Paulista	February	20.80%	24.89%	-7.67%	-5.32%	14.52%
CPFL Jaguari	February	38.46%	45.70%	-3.73%	3.70%	16.80%
CPFL Sul Paulista	February	24.88%	28.38%	-5.51%	0.43%	17.02%
CPFL Mococa	February	23.34%	29.28%	-2.07%	-9.53%	11.81%

a.     Represents the average effect perceived by consumers, as a result of elimination from the tariff base of financial components added in the annual adjustment for the previous year.

b.     In October 2015, as described on Note 35.1 of the interim financial statements, the RTP of subsidiary CPFL Piratininga occurred.

c.     Represents the average effect perceived by consumers, compared to the extraordinary tariff review, Note 26.3 of the interim financial statements

(ii) the tariff flag system came into effect in 2015, created by Normative Resolution nº 547/13, effective from January 1, 2015. This mechanism may reflect the actual cost of the electric energy generation conditions in Brazil, particularly in relation to thermal generation, ESS related to energy security, hydrological risk and involuntary exposure of the electric energy distributors.

Deductions from Operating Revenue

Deductions from Operating Revenue in the 3rd quarter of 2015 amounted to R$ 3,677,875, up 168.6% (R$ 2,308,384) on the same quarter of 2014, largely due to:

•       Increase of 52.0% (R$ 401,514) in ICMS, largely as a result of the up of 50.5% in the supply billed;

•       Increase of 63.5% (R$ 296,470) in PIS and COFINS, largely as a result of the increase in the calculation base for these taxes (electricity sales to final consumer, energy supply, sector financial asset and liability and other revenues);

•         Increase of R$ 1,610,399 in sector charges, mainly caused by (i) increase of
R$ 1,097,714 in the Energy Development Account – CDE due to ratification of the new quota for 2015 and (ii) accounting for the effects of the tariff flag, such as other charges to consumers, set against the regulatory charges liability (R$ 501,158).

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 3,140,041, up 18.0% (R$ 479,185) on the same period of the previous year, mainly due to:

•       An increase of 4.4% (R$ 114,155) in electric energy purchased for resale, due to:

o    increase of 128% (R$ 442,788) in energy bought from Itaipu, mainly due to a tariff increase, dollar raise and the involuntary exposure of Itaipu in the Energy Reallocation Mechanism MRE, due to generation lower than physical guaranteeing;

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

o   reimbursement of costs by the resources from CDE, in the third quarter of 2014,  for hydrological risk and overcontracting for the distribution subsidiaries (R$ 205,400);

o   record of the compensation by the generators, amounting to expense of R$ 55,595 in the third quarter of 2015, due to the reversal of income from generators who obtained injunctions for non-payment of this compensation. Income from compensation by generators was recorded in Other Income to December 31, 2014; partially offset by

o   decrease of 2.2% (R$ 51,198) in the volume of energy purchased;

o   decrease in the effect of the difference between the energy generated and the physical guarantee (GSF - Generation Scaling Factor), valued at the settlement price “PLD” of Ceran, CPFL  Renováveis and Jaguari Geração (R$ 51,362);

o   decrease of 22.8% (R$ 487,068) in the average price due to the reduction in involuntary exposure and in the PLD, and payment methodology of the thermal plants (PLD x CVU), the cost of which was allocated to energy purchases in 2014 and to the charges line in 2015;

•         Increase of 440.4% (R$ 365,030) in transmission and distribution network usage charges, mainly due to rise of R$ 409,675 in System Service Charges and Reserve Energy Charges, mainly due to the recording in 2014 of the financial surplus of the reserve energy current ("CONER"), partially offset by the decrease of R$ 13,699 in basic network charges.

Operating Costs and Expenses

Not consideraing the costs related to infrastructure construction, operating costs and expenses in the quarter amounted to R$ 853,087, up 11.4% (R$ 87,537) on the same period of the previous year. This was mainly due to:

•       Personnel: increase of 11.3% (R$ 24,069), mainly due to the effects of the collective agreement;

•       Employee pension plan: increase of 35.7% (R$ 4,302) due to the actuarial report for 2015;

•         Material: increase of 23.6% (R$ 7,378) mainly as a result of (i) purchases of raw material to produce biomass energy (R$ 1,900), (ii) replacement of line and grid maintenance materials (R$ 1,688), and (iii) fleet maintenance (R$ 1,105);

•         Outsourced Services: increase of 12.4% (R$ 15,702), mainly for (i) maintenance of the electrical system, machinery and equipment and hardware and software maintenance (R$ 7,039), (ii) start of the consolidation of DESA (R$ 5,393), and (iii) default recovery services (R$ 3,616);

•       Depreciation and Amortization: an increase of 16.9% (R$ 35,990), mainly due to
(i) increase of R$ 31,421 for the subsidiary CPFL Renováveis mainly due to the begin of DESA consolidation (R$ 19,610) and  companies that started operations in the period (R$ 11,811);

•         Intangible of concession amortization: decrease of 11.8% (R$ 8,659) due to discontinuance of the concessions of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa;

•         Other Expenses: increase of 9.2% (R$ 8,754), mainly due to the increase in (i) allowance for doubtful accounts expenses (R$ 16,871) partially offset by (ii) gain on the disposal and decommissioning of assets (R$ 7,390).

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 346,537, compared with R$ 374,980 in the same period of 2014, drop of 7.6% (R$ 28,443) in net expense. This variation is mainly due to:

•         Increase of 146.6% (R$ 250,228) in financial income, mainly due to increase of (i) income from adjustment to expected cash flow from the financial asset of concession (R$145,736), (ii) restatement of sector financial asset (R$ 54,799), (iii) monetary and exchange restatement (R$ 39,994), (iv) arrears of interest and fines (R$ 20,505), (v) restatement of escrow deposits (R$ 7,098) partially offset by (vi) PIS and COFINS on other financial income (R$ 19,227).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

•         Increase of 40.6% (R$ 221,785) in financial expense, mainly due to (i) increase of R$ 140,831 in debt charges and monetary and exchange restatement as a result of the increased debt and rise in indicators, (ii) exchange variation on energy purchased from Itaipu (R$ 97,462), partially offset by (iii) increase of R$ 17,016 in interest capitalized.

Interest in subsidiaries, associates and joint ventures

Changes in consolidated equity income relate to income from equity in joint ventures, as shown below:

	3rd quarter 2015	3rd quarter 2014
Epasa	13,806	(3,452)
Baesa	1,329	4,876
Enercan	19,528	3,739
Chapecoense	9,224	(17,858)
Amortization of value-added of assets	(284)	(295)
Total	43,603	(12,991)

•         Epasa: increase of R$ 17,258, due to (i) drop in the costs of fuel oil purchases (R$ 95,594), partially offset by (ii) a decrease in income from energy supply due to the drop in the variable tariff (R$ 77,331) which is tied to the acquisition cost of fuel oil;

•         Chapecoense/Enercan: increase of R$ 42,872, mainly due to a reduction in the effects of GSF, mainly due to the decrease in the PLD (R$ 42,108, of which R$ 30,231 was for Chapecoense and R$ 11,877 for Enercan).

Social Contribution and Income Tax

Taxes on income in the 3rd quarter of 2015 were R$ 139,002, increase of 38.7% (R$ 38,788) in relation to the expense and recorded in the same quarter of 2014, primarily due to the effects of changes in income before taxes.

Net Income and EBITDA

 As a result of the above factors, net income for the quarter was R$ 280,221, 188.5% (R$ 183,090) higher than the same period of 2014.

EBITDA (net income excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 3rd quarter of 2015 was R$ 1,080,322, or 25.7% (R$ 220,754) higher than the same quarter of 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at September 30, 2015, filed with the CVM – Comissão de Valores Mobiliários.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Subsidiary/Associate: CPFL Comercialização Brasil S.A.

	Consolidated
	3rd Quarter			Nine months
	2015	2014	%	2015	2014	%
Operating revenues	513,108	645,517	-20.5%	1,494,014	1,730,966	-13.7%
Electricity sales to final consumers	281,458	231,366	21.7%	841,882	687,398	22.5%
Electricity sales to wholesaler´s	231,629	414,148	-44.1%	652,103	1,036,485	-37.1%
Other operating revenues	21	4	472.7%	29	7,082	-99.6%
Deductions from operating revenues	(59,845)	(72,054)	-16.9%	(180,446)	(197,464)	-8.6%
Net operating revenue	453,263	573,463	-21.0%	1,313,568	1,533,501	-14.3%
Cost of eletric energy	(413,352)	(505,867)	-18.3%	(1,193,550)	(1,323,970)	-9.9%
Electricity purchased for resale	(413,352)	(505,867)	-18.3%	(1,193,550)	(1,327,451)	-10.1%
Electricity network usage charges	-	-	0.0%	-	3,480	-100.0%
Operating cost/expense	(10,424)	(10,114)	3.1%	(29,633)	(29,237)	1.4%
Personnel	(5,695)	(5,533)	2.9%	(17,240)	(16,654)	3.5%
Materials	(57)	(41)	38.6%	(147)	(122)	20.1%
Outside services	(1,811)	(1,727)	4.9%	(4,694)	(5,073)	-7.5%
Depreciation and amortization	(1,154)	(1,118)	3.2%	(3,516)	(3,335)	5.4%
Other	(1,708)	(1,696)	0.7%	(4,036)	(4,053)	-0.4%
Income from electric energy service	29,487	57,483	-48.7%	90,385	180,294	-49.9%
Financial income (expense)	673	1,231	-45.3%	4,437	4,283	3.6%
Financial income	11,343	8,804	28.8%	32,008	25,633	24.9%
Financial expense	(10,670)	(7,573)	40.9%	(27,571)	(21,350)	29.1%
Income before taxes	30,160	58,714	-48.6%	94,822	184,577	-48.6%
Social contribution	(2,779)	(5,341)	-48.0%	(8,472)	(16,752)	-49.4%
Income tax	(7,581)	(14,842)	-48.9%	(23,491)	(46,598)	-49.6%
Net income	19,800	38,531	-48.6%	62,860	121,227	-48.1%

Net income attributable to the shareholders of the company	19,800	38,531	-48.6%	62,860	121,227	-48.1%

EBITDA	30,641	58,600	-47.7%	93,901	183,629	-48.9%

Net income for the period and EBITDA reconciliation
Net income	19,800	38,531		62,860	121,227
Depreciation and amortization	1,154	1,118		3,516	3,335
Financial income (expense)	(673)	(1,231)		(4,437)	(4,283)
Social contribution	2,779	5,341		8,472	16,752
Income tax	7,581	14,842		23,491	46,598
EBITDA	30,641	58,600		93,901	183,629

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Gross Revenue

Gross Revenue for the 3rd quarter of 2015 was R$ 513,108, down R$ 132,409 (20.5%) in relation to the same quarter of 2014, mainly due to:

•         Bilateral Agreements: increase of R$ 31,996 due to the increase of 21,7% (R$ 98,784) in the average price and a drop in sales of 320 GWh (R$ 66,788).

•         Sales in the CCEE: decrease of R$ 164,278, due to a drop of 55 GWh (R$ 5,829) in the volume sold and of 83% (R$ 158,449) in the average price.

Cost of Electric Energy

The cost of electric energy in the 3rd quarter of 2015 was R$ 413,352, down R$ 92,515 (21%) on the same quarter of 2014, basically explained by decrease of R$ 90,890 in bilateral agreements due to a 379 GWh (R$ 61,039) reduction in volume acquired and 5.9% (R$ 29,851) in the average price.

Net Income for the period and EBITDA

Net income in the 3rd quarter of 2015 was R$ 19,800, down R$ 18,731 (48.6%) on the same quarter of 2014.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) for the 3rd quarter of 2015 was R$ 30,641, less than the recorded in the same quarter of 2014 (R$ 58,800) (not reviewed by the independent auditors).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR SEPTEMBER 30, 2015

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL ENERGIA S.A.
Balance Sheets as of September 30, 2015 and December 31, 2014
(in thousands of Brazilian reais)
		Parent company		Consolidated
Assets	Note	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014(*)

Current
Cash and cash equivalents	5	856,736	799,775	4,033,374	4,357,455
Consumers, concessionaires and licensees	6	-	-	3,350,246	2,251,124
Dividends and interest on shareholders´ equity receivable	12	957,081	942,367	40,442	54,483
Financial investments	-	-	-	17,729	5,324
Recoverable taxes	7	53,614	49,071	310,008	329,638
Derivatives	33	112,806	-	700,201	23,260
Sector financial asset	8	-	-	1,257,608	610,931
Materials and supplies	-	-	-	24,224	18,505
Leases	-	-	-	13,020	12,396
Financial asset of concession	10	-	-	9,459	540,094
Other credits	11	1,077	976	1,368,283	1,011,495
Total current		1,981,315	1,792,189	11,124,595	9,214,704

Noncurrent
Consumers, concessionaires and licensees	6	-	-	108,201	123,405
Loans to subsidiaries, associates and joint ventures	-	2,480	12,089	110,123	100,666
Escrow deposits	21	687	546	1,199,922	1,162,477
Recoverable taxes	7	-	-	145,079	144,383
Sector financial asset	8	-	-	1,044,407	321,788
Derivatives	33	-	-	1,770,333	584,917
Deferred taxes credits	9	146,870	150,628	785,416	938,496
Advances for future capital increase	12	82,670	55,157	-	-
Leases	-	-	-	31,310	35,169
Financial asset of concession	10	-	-	3,897,319	2,834,522
Investment at cost	-	-	-	116,654	116,654
Other credits	11	15,143	15,818	500,367	388,828
Investment	12	6,447,431	6,290,998	1,216,690	1,098,769
Property, plant and equipment	13	1,261	843	9,107,925	9,149,486
Intangible assets	14	23	18	8,699,525	8,930,171
Total noncurrent		6,696,565	6,526,098	28,733,271	25,929,732

Total assets		8,677,880	8,318,287	39,857,866	35,144,436
(*) includes the effects of Note 12.4.

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.
Balance Sheets as of September 30, 2015 and December 31, 2014
(in thousands of Brazilian reais)

		Parent company		Consolidated
Liabilities and shareholders' equity	Note	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014(*)

Current
Suppliers	15	457	791	2,252,811	2,374,147
Accrued interest on debts	16	25,636	-	81,014	97,525
Accrued interest on debentures	17	-	15,020	262,914	293,108
Loans and financing	16	959,566	-	2,769,337	1,093,500
Debentures	17	-	1,289,386	230,747	2,042,075
Post-employment benefit obligation	18	-	-	77,315	85,374
Regulatory charges	19	-	-	1,478,920	43,795
Taxes and social contributions payable	20	754	1,859	646,556	436,267
Dividends and Interest on Equity	-	10,270	13,555	13,745	19,086
Accrued liabilities	-	-	-	117,607	70,252
Derivatives	33	-	-	-	38
Sector financial liability	8	-	-	-	21,998
Public Utilities	22	-	-	4,343	4,000
Other accounts payable	23	17,020	17,877	889,721	835,941
Total current		1,013,703	1,338,488	8,825,031	7,417,104

Noncurrent
Suppliers	15	-	-	633	633
Accrued interest on debts	16	-	-	103,939	60,717
Accrued interest on debentures	17	-	-	13,575	-
Loans and financing	16	-	-	11,537,980	9,426,634
Debentures	17	-	-	6,729,581	6,136,400
Post-employment benefit obligation	18	-	-	337,839	518,386
Deferred taxes debits	9	-	-	1,369,594	1,401,009
Reserve for tax, civil and labor risks	21	1,978	725	585,486	508,151
Derivatives	33	-	-	32,919	13,317
Public utilities	22	-	-	84,686	80,992
Other accounts payable	23	33,347	35,540	200,506	183,766
Total noncurrent		35,326	36,264	20,996,739	18,330,004

Shareholders' equity	24
Capital		5,348,312	4,793,424	5,348,312	4,793,424
Capital reserves		468,082	468,082	468,082	468,082
Profit reserves		650,811	650,811	650,811	650,811
Statutory reserve - financial asset of concession		496,885	330,437	496,885	330,437
Statutory reserve - working capital improvement		-	554,888	-	554,888
Other comprehensive income		247,642	145,893	247,642	145,893
Retained earnings		417,120	-	417,120	-
		7,628,852	6,943,535	7,628,852	6,943,535
Net equity attributable to noncontrolling shareholders		-	-	2,407,245	2,453,794
Total shareholders' equity		7,628,852	6,943,535	10,036,096	9,397,329

Total liabilities and shareholders' equity		8,677,880	8,318,287	39,857,866	35,144,436
(*) includes the effects of Note 12.4.

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL ENERGIA S.A.
Statement of income for the periods ended on September 30, 2015 and 2014
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company				Consolidated
Statement of income	Note	3rd quarter 2015	Nine months 2015	3rd quarter 2014	Nine months 2014	3rd quarter 2015	Nine months 2015	3rd quarter 2014	Nine months 2014

Net operating revenue	26	1	1,157	-	33	4,967,172	15,419,789	4,241,976	12,062,968
Cost of electric energy services
Cost of electric energy	27	-	-	-	-	(3,140,041)	(10,349,581)	(2,660,856)	(7,653,506)
Operating cost	28	-	-	-	-	(486,029)	(1,402,773)	(413,163)	(1,216,460)
Services rendered to third parties	28	-	-	-	-	(252,540)	(768,327)	(230,989)	(638,310)

Gross operating income		1	1,157	-	33	1,088,562	2,899,108	936,967	2,554,692
Operating expenses	28
Sales expenses		-	-	-	-	(118,385)	(349,785)	(93,640)	(297,875)
General and administrative expenses		(8,161)	(23,422)	(5,806)	(17,123)	(182,980)	(621,666)	(172,027)	(520,905)
Other operating expense		-	-	-	-	(65,041)	(261,077)	(85,984)	(267,037)

Income from electric energy service		(8,160)	(22,265)	(5,806)	(17,090)	722,157	1,666,580	585,316	1,468,876

Interest in subsidiaries, associates and joint ventures	12	270,850	610,769	103,523	460,930	43,603	124,985	(12,991)	98,013
Financial income (expense)	29
Income		24,099	49,674	35,474	90,887	420,915	1,037,481	170,686	648,172
Expense		(18,385)	(65,906)	(37,403)	(105,286)	(767,451)	(1,937,505)	(545,666)	(1,470,101)
		5,714	(16,232)	(1,929)	(14,400)	(346,537)	(900,024)	(374,980)	(821,929)
Income before taxes		268,404	572,272	95,788	429,441	419,223	891,541	197,345	744,960
Social contribution	9	(10)	(1,455)	67	2,741	(40,337)	(104,972)	(29,428)	(91,283)
Income tax	9	(781)	(10,055)	186	4,990	(98,665)	(273,798)	(70,786)	(236,849)
		(790)	(11,509)	253	7,731	(139,002)	(378,770)	(100,214)	(328,133)

Net income		267,613	560,763	96,041	437,171	280,221	512,771	97,131	416,827

Net income attributable to controlling shareholders	25					267,613	560,763	96,041	437,171
Net income/(loss) attributable to noncontrolling shareholders	25					12,608	(47,992)	1,090	(20,344)
Earnings per share attributable to controlling shareholders - basic - R$	25	0.27	0.56	0.10	0.44	0.27	0.56	0.10	0.44
Earnings per share attributable to controlling shareholders - diluted - R$	25	0.26	0.56	0.09	0.43	0.26	0.56	0.09	0.43

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on September 30, 2105 and 2014
(In thousands of Brazilian reais – R$)
	Parent company
	3rd quarter 2015	Nine months 2015	3rd quarter 2014	Nine months 2014
Net income	267,613	560,763	96,041	437,171

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	121,419	121,419	(1,535)	(1,535)

Comprehensive income of the period - parent company	389,033	682,182	94,506	435,636

	Consolidated
	3rd quarter 2015	Nine months 2015	3rd quarter 2014	Nine months 2014
Net income	280,221	512,771	97,131	416,827

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	121,419	121,419	(1,535)	(1,535)

Comprehensive income of the period - consolidated	401,641	634,190	95,595	415,292
Comprehensive income attributable to controlling shareholders	389,033	682,182	94,506	435,636
Comprehensive income attributable to non controlling shareholders	12,608	(47,992)	1,090	(20,344)

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on September 30, 2015 and December 31, 2014
(in thousands of Brazilian Reais)

										Net equity attributable to
			Profit reserves			Other comprehensive income				noncontrolling shareholders
				Statutory reserve
	Capital	Capital reserves	Legal reserve	Financial asset of concession	Working capital improvement	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2014 (*)	4,793,424	468,082	650,811	330,437	554,888	483,610	(337,718)	-	6,943,535	17,003	2,436,791	9,397,329

Total comprehensive income	-	-	-	-	-	-	121,419	560,763	682,182	-	(47,992)	634,190
Net income for the year	-	-	-	-	-	-	-	560,763	560,763	-	(47,992)	512,771
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	121,419	-	121,419	-	-	121,419

Internal changes of shareholders' equity	-	-	-	166,448	-	(19,670)	-	(146,778)	-	(1,246)	1,246	-
- Realization of deemed cost of fixed assets	-	-	-	-	-	(29,803)	-	29,803	-	(1,888)	1,888	-
- Tax on deemed cost realization	-	-	-	-	-	10,133	-	(10,133)	-	642	(642)	-
- Statutory reserve for the period	-	-	-	166,448	-	-	-	(166,448)	-	-	-	-

Capital transactions with the shareholders	554,888	-	-	-	(554,888)	-	-	3,135	3,135	-	1,444	4,579
- Capital increase	554,888	-	-	-	(554,888)	-	-	-	-	-	-	-
- Prescribed dividend	-	-	-	-	-	-	-	3,135	3,135	-	-	3,135
- Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	1,444	1,444

Balance at September 30, 2015	5,348,312	468,082	650,811	496,885	-	463,940	(216,298)	417,120	7,628,852	15,757	2,391,489	10,036,096

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on September 30, 2014 and December 31, 2013
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Reserve of retained earnings for investment	Statutory reserve - Financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income	-	-	-	-	-	-	-	(1,535)	437,171	435,636	-	(20,344)	415,292
Net income for the year	-	-	-	-	-	-	-	-	437,171	437,171	-	(20,344)	416,827
Other comprehensive income: actuarial gain (loss)	-	-	-	-	-	-	-	(1,535)	-	(1,535)	-	-	(1,535)

Internal changes of shareholders' equity	-	-	-	(108,987)	29,030	-	(19,350)	-	99,307	-	(1,115)	1,079	(37)
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(29,318)	-	29,318	-	(1,690)	1,690	-
- Tax on deemed cost realization	-	-	-	-	-	-	9,968	-	(9,968)	-	575	(575)	-
- Changes in the reserve of retained earnings	-	-	-	(108,987)	-	-	-	-	108,987	-	-	-	-
- Statutory reserve for the period	-	-	-	-	29,030	-	-	-	(29,030)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)

Capital transactions with the shareholders	-	44	-	-	-	(567,802)	-	-	(419,833)	(987,591)	-	(19,452)	(1,007,043)
- Prescribed dividend	-	-	-	-	-	-	-	-	2,362	2,362	-	-	2,362
- Interim dividend	-	-	-	-	-	-	-	-	(422,195)	(422,195)	-	(2,382)	(424,576)
- Additional dividend approved	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(16,617)	(584,419)
- Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(1,316)	(1,316)
- Capital increase in subsidiaries with no change in control	-	251	-	-	-	-	-	-	-	251	-	656	906
- Gain (loss) in participation with no change in control	-	(207)	-	-	-	-	-	-	-	(207)	-	207	-

Balance at September 30, 2014	4,793,424	287,673	603,352	-	294,067	-	490,315	(113,534)	116,646	6,471,944	17,375	1,717,611	8,206,930

 (*) includes the effects of Note 12.4.

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Statement of cash flow for the periods ended on September 30, 2015 and 2014
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014

Income, before income tax and social contribution	572,272	429,441	891,541	744,960
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	123	130	952,579	850,732
Reserve for tax, civil and labor risks	1,452	460	185,740	100,362
Allowance for doubtful accounts	-	-	94,109	61,005
Interest and monetary adjustment	62,978	104,535	1,160,977	1,171,230
Post-employment benefit loss (gain)	-	-	49,036	36,123
Interest in subsidiaries, associates and joint ventures	(610,769)	(460,930)	(124,985)	(98,013)
Loss (gain) on the write-off of noncurrent assets	-	-	27,704	31,170
Deferred taxes (PIS and COFINS)	-	-	4,834	(23,253)
Other	-	-	13	(1,188)
	26,056	73,636	3,241,548	2,873,128
Decrease (increase) In operating assets
Consumers, concessionaires and licensees	-	-	(1,177,907)	(436,314)
Dividend and interest on equity received	607,349	867,738	14,041	40,374
Recoverable taxes	5,388	(11,391)	42,877	52,720
Lease	-	-	-	-
Escrow deposits	(116)	(568)	27,270	46,583
Sector financial asset	-	-	(1,271,800)	-
Resources provided by the Energy Development Account - CDE / CCEE	-	-	(320,945)	(390,858)
Financial asset of concession (transmission)	-	-	(37,322)	(27,823)
Other operating assets	574	2,707	(40,229)	(21,142)

Increase (decrease) In operating liabilities
Suppliers	(334)	(521)	(121,336)	61,894
Other taxes and social contributions	344	(420)	162,021	121,389
Other liabilities with post-employment benefit obligation	-	-	(99,731)	(86,439)
Regulatory charges	-	-	1,435,125	11,704
Tax, civil and labor risks paid	(249)	(194)	(142,956)	(127,037)
Sector financial liability	-	-	(22,941)	-
Resources provided by the CDE - payable	-	-	32,562	18,369
Other operating liabilities	(3,540)	(1,118)	116,790	87,159
Cash flows provided by operations	635,472	929,869	1,837,067	2,223,707
Interests paid	(36,858)	(65,405)	(1,183,201)	(961,497)
Income tax and social contribution paid	(9,368)	-	(252,969)	(435,396)
Net cash from operating activities	589,246	864,464	400,897	826,814

Investing activities
Price paid in business combination net of cash acquired	-	-	-	(68,464)
Capital increase in investments	(10)	-	-	(45,445)
Sale of interest in investees	-	-	10,454	-
Additions to property, plant and equipment	(535)	-	(312,699)	(243,049)
Financial investments, pledges, funds and tied deposits	-	-	(114,598)	22,183
Additions to intangible assets	(11)	(9)	(618,693)	(510,741)
Sale of noncurrent assets	-	-	9,833	14,759
Advance for future capital increase	(82,670)	(27,078)	-	-
Loans to subsidiaries, associates and joint ventures	11,095	5,175	84	950

Net cash flow from investing activities	(72,131)	(21,912)	(1,025,619)	(829,807)

Financing activities
Capital increase by noncontrolling shareholders	-	-	-	906
Loans, financing and debentures obtained	829,997	-	4,178,163	2,791,289
Loans, financing, debentures and derivatives paid	(1,290,000)	-	(3,828,820)	(2,407,300)
Business combination payment	-	-	(47,941)	-
Dividend and interest on shareholders’ equity paid	(151)	(565,631)	(761)	(588,039)
Net cash flow provided by (used in) financing activities	(460,154)	(565,631)	300,641	(203,144)
Increase (decrease) in cash and cash equivalents	56,961	276,921	(324,081)	(206,137)
Opening balance of cash and cash equivalents	799,775	990,672	4,357,455	4,206,422
Closing balance of cash and cash equivalents	856,736	1,267,593	4,033,374	4,000,285

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL Energia S.A.
Added value statements of income for the periods ended on September 30, 2015 and 2014
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	Nine months 2015	Nine months 2014	Nine months 2015	Nine months 2014
1. Revenues	1,821	45	25,575,065	16,197,673
1.1 Operating revenues	1,274	37	24,566,165	15,361,154
1.2 Revenue related to the construction of own assets	547	9	335,240	261,471
1.3 Revenue from construction of concession infrastructure	-	-	767,769	636,053
1.4 Allowance of doubtful accounts	-	-	(94,109)	(61,005)

2. (-) Inputs	(8,305)	(4,534)	(13,420,679)	(10,099,613)
2.1 Electricity purchased for resale	-	-	(11,461,733)	(8,477,234)
2.2 Material	(562)	(10)	(762,096)	(625,240)
2.3 Outsourced services	(5,566)	(3,034)	(790,899)	(689,972)
2.4 Other	(2,176)	(1,490)	(405,952)	(307,166)

3. Gross added value (1 + 2)	(6,484)	(4,488)	12,154,385	6,098,060

4. Retentions	(123)	(130)	(953,434)	(851,185)
4.1 Depreciation and amortization	(123)	(130)	(719,861)	(632,159)
4.2 Amortization of intangible assets	-	-	(233,574)	(219,025)

5. Net added value generated (3 + 4)	(6,607)	(4,618)	11,200,951	5,246,876

6. Added value received in transfer	667,429	551,817	1,200,747	747,740
6.1 Financial Income	56,660	90,887	1,075,762	649,727
6.2 Interest in subsidiaries, associates and joint ventures	610,769	460,930	124,985	98,013

7. Added value to be distributed (5 + 6)	660,822	547,198	12,401,696	5,994,615

8. Distribution of added value
8.1 Personnel and charges	13,095	10,484	676,438	597,844
8.1.1 Direct remuneration	7,281	6,266	416,616	371,083
8.1.2 Benefits	5,047	3,606	226,078	196,597
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	766	611	33,743	30,164
8.2 Taxes, fees and contributions	25,534	(5,846)	9,227,789	3,481,882
8.2.1 Federal	25,512	(5,870)	5,805,988	1,212,504
8.2.2 Estate	21	24	3,411,510	2,256,319
8.2.3 Municipal	-	-	10,291	13,060
8.3 Interest and rentals	61,431	105,389	1,984,698	1,498,062
8.3.1 Interest	61,321	105,285	1,945,596	1,465,023
8.3.2 Rental	109	104	39,102	33,038
8.3.3 Other	-	-	-	-
8.4 Interest on capital	560,763	437,171	512,771	416,827
8.4.1 Dividend (included additional proposed)	-	313,208	-	313,208
8.4.2 Retained earnings	560,763	123,963	512,771	103,619
	660,822	547,198	12,401,696	5,994,615

The accompanying notes are an integral part of these interim financial statements.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(1)      OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Gomes de Carvalho street, 1510 - 14º floor- Room 142 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following operational subsidiaries and joint ventures (on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,201	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,649	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,438	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	205	16 years	July 2015 (i)
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	56	16 years	July 2015 (i)
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	16 years	July 2015 (i)
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	83	16 years	July 2015 (i)
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	16 years	July 2015 (i)

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 4 SHP (a) e 1 Thermal	729	729
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPs (g)	4	4

Commercialization of energy	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Private corporation	Energy transmission	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Private corporation	Energy efficiency management	Direct 100%
CPFL Transmissora Morro Agudo S.A (" CPFL Transmissão Morro Agudo") (e)	Private corporation	Energy transmission	Indirect 100%
TI Nect Serviços de Informática Ltda. (Authi) (f)	Limited company	Provision of technology services	Direct 100%
CPFL GD S.A ("CPFL GD") (h)	Private corporation	Provision of generation services	Indirect 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

a)     SHP – Small Hydroelectric Plant

b)    Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

c)     CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploitation of generation potential sources; and (iii) commercialization of electric energy. At September 30, 2015, CPFL Renováveis had a portfolio of 127 project, being 2,919.5 MW of installed capacity (1,799.3  MW operational), as follows:

•         Hydroelectric generation: 48 SHP’s (568  MW) being 38 SHP’s operational (399 MW) and  10 SHP’s under developing  (169 MW);

•         Wind power generation: 70 projects (1,980.4 MW) being 34 projects operational (1,029.2 MW) and 36 projects under construction/developing (951.2 MW);

•         Biomass power generation: 8 plants operational (370 MW);

•         Solar energy generation: 1 solar plant operational (1.1 MW).

d)    The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó.

e)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

f)     In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services.

g)    MHP – micro hydroelectric plant

h)     The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants.

i)      In relation to the distribution concession term that ended on June 7, 2015, on June 26, 2012, our subsidiaries filled a request for extension of the concession contracts, under the conditions in force by the time, reserving the right to review the request in the event of changes in the current contractual conditions. Our subsidiaries confirmed the request for extension on October 10, 2012.

Decree 8461, stating the conditions for renewal of the distribution concessions for a further 30 years, was published on June 2, 2015, taking into account the criteria of (i) efficient service provision (ii) efficient economic and financial management, (iii) operational and economic rationality and (iv) affordable tariffs.

The standard addendum to the contracts for extension of these concessions was subject to a Public Hearing 038/2015. The deadline for contributions to the first phase of the hearing was July 13, 2015 and October 5, 2015 to the second phase.

On September 9, 2015, in Judgment 2,253/2015 – TCU – Plenary Session, the Federal Public Finance Court ordered ANEEL to state in the addendum to the concession contracts treated by Public Hearing 038/2015 the factors that could lead to a process of forfeiture of the concession, the minimum corporate governance, sustainability and financial parameters and an express mechanism in relation to electrical losses, among others. Some of these factors were discussed in the second phase of Public Hearing 038/2015.

After completion of the second phase of Public Hearing 038/2015, ANEEL filed motions for clarification, corroborated by the Mines and Energy Ministry, in the light of the orders issued by the TCU in Judgment 2253/2015 - Plenary Session. On October 14, 2015, in Judgment 2,520/2015 - TCU - Plenary Session, the Federal Public Finance Court partially accepted ANEEL's motions for clarification.

Based on analysis of the agents' contributions, which basically related to assurance of the legal security of the contract and improvement of the rules for tariff reviews and adjustments and a favorable declaration by the TCU, in Judgment 2,253/2015 – Plenary Session, ANEEL closed Public Hearing 038/2015 on October 20, 2015 and approved the draft of the addendum to the concession contract

On October 26, 2015, ANEEL published Order 3,540/2015, which: (i) approves the draft addendum or concession contract of the electric energy distributors, including the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, and (ii) forwards the cases of these and other distributors to the Mines and Energy Ministry (MME), recommending extension of the concessions pursuant to Decree 8,461, of 2015.

After being called by the MME, the concessionaires will have 30 days in which to sign the addendum. Whether or not the subsidiaries enter into the new contract will depend on the final conditions, which will be known after disclosure of the addendum.

At the date of these interim financial statements, no call had been received from the Mines and Energy and the subsidiaries continue to operate their concessions until the renewal process is concluded. Even on termination of the contractual terms, the concessions will be binding for a minimum of 24 months, pursuant to article 42, paragraph 2 of Law 8987, of February 13, 1995.

(2)     PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1  Basis of presentation:

The individual (Parent Company) and consolidated interim financial statements were prepared, under International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and with generally accepted accounting principles in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), in particular the CPC 21 (R1) - Interim Financial Reporting.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2014, and should be read together with those statements.

The consolidated interim financial statements were authorized for issue by the Board of Directors on October 30, 2015.

2.2  Basis of measurement:

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value.

2.3  Use of estimates and judgments:

The preparation of the interim financial statements requires Company Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from reviews to accounting estimates are recorded in the period in which the estimates are reviewed and in any future periods affected.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaires and licensees;

•         Note 8 – Sector financial asset and liability;

•         Note 9 – Deferred taxes credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 11 – Other credits (Allowance for doubtful accounts);

•         Note 13 – Property, plant and equipment and recognition of impairment losses;

•         Note 14 – Intangible assets and recognition of impairment losses;

•         Note 18 – Post-employment benefit obligation;

•         Note 21 – Provisions for tax, civil and labor risks and escrow deposits;

•         Note 23 – Other accounts payable (Provision to environmental costs);

•         Note 26 – Net operating revenues;

•         Note 27 – Cost of electric energy;

•         Note 33 – Financial instruments; and

•         Lease.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

2.4  Functional currency and presentation currency:

The Company’s functional currency is the Brazilian Real, and the interim financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5  Basis of consolidation:

      i.        Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recorded amount of any non-controlling interest in the acquiree, less the recorded amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

     ii.        Subsidiaries and joint ventures:

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries, and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

Subsidiaries and joint ventures, as well associates, are accounted by equity method in the parent company interim financial statements. Joint ventures and associates are accounted by equity method in the consolidated financial statements.

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for our subsidiaries. Prior to consolidation in the Company's interim financial statements, the interim financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated interim financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to non-controlling shareholders is stated in equity and stated after profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them is described in note 12.

    iii.        Acquisition of non-controlling interest:

Accounted for as equity transaction (within the shareholders’ equity) and therefore no gain or goodwill is recognized as a result of such transaction.

2.6  Segment information:

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

2.7  Information on corporate interests:

The Company's interests in the direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which are accounted for using the equity method of accounting, and (ii) the investment recorded at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

As of September 30, 2015 and December 31, 2014 and for the quarters and nine months ended in September 30, 2015 and 2014, the non-controlling interests stated in the interim consolidated financial statements refers to the interests held by third-parties in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8  Value added statements:

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the interim financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the interim financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory in accordance with IFRS.

(3)     SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.17, disclosed in the financial statements for the year ended December 31, 2014.

(4)     DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values are valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained, when available,  from the BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33), and also includes the debtor's credit rating.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to fair value is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the Grantor (“ANEEL”). This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the Grantor and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in accordance with the tariff review process.

(5)     CASH AND CASH EQUIVALENT

	Parent company		Consolidated
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Bank balances	410	628	66,098	177,872
Short-term financial investments	856,326	799,147	3,967,276	4,179,583
Overnight investment (a)	-	-	8,772	84,512
Bank deposit certificates (b)	-	-	733,450	557,018
Repurchase agreements with debentures (b)	-	-	216,331	15,985
Investment funds (c)	856,326	799,147	3,008,722	3,522,069
Total	856,736	799,775	4,033,374	4,357,455

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 15% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest, in average, to 101% of the CDI.

c)     Amounts invested in Exclusive Funds, with daily liquidity and interest, in average, to 101% of the Interbank Deposit Certificate - CDI, in investments subject to floating rates tied to federal government bonds, Bank Deposit Certificate – CDBs, financial bills and secured debentures of major financial institutions, with low credit risk.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(6)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated interim financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at September 30, 2015 and December 31, 2014:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	> 90 days	September 30, 2015	December 31, 2014
Current
Consumer classes
Residential	512,121	377,100	57,647	946,868	469,318
Industrial	274,599	102,438	43,254	420,291	171,072
Commercial	226,095	68,958	18,903	313,957	148,120
Rural	62,270	11,136	1,616	75,022	36,319
Public administration	59,857	11,843	679	72,380	47,076
Public lighting	50,073	17,771	7,417	75,261	45,151
Public utilities	72,726	29,489	4,148	106,363	48,777
Billed	1,257,743	618,735	133,664	2,010,142	965,833
Unbilled	867,310	-	-	867,310	705,318
Financing of consumers' debts	98,136	12,801	24,841	135,778	103,512
Free energy	307	-	-	307	388
CCEE transactions	124,421	-	-	124,421	227,986
Concessionaires and licensees	323,889	18,286	1,580	343,755	334,403
Other	10,917	-	-	10,914	18,273
	2,682,722	649,822	160,085	3,492,626	2,355,713
Allowance for doubtful accounts				(142,381)	(104,588)
Total				3,350,246	2,251,124

Non current
Financing of consumers' debts	81,977	-	-	81,977	96,547
Free energy	4,612	-	-	4,612	4,139
CCEE transactions	41,301	-	-	41,301	41,301
	127,891	-	-	127,891	141,988
Allowance for doubtful accounts				(19,690)	(18,583)
Total				108,201	123,405

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 11)	Total
At December 31, 2014	(123,171)	(15,285)	(138,456)
Allowance for doubtful accounts	(127,572)	(106)	(127,678)
Recovery of revenue	33,582	(14)	33,568
Write-off of accounts receivable and provisioned	55,091	1,685	56,776
At September 30, 2015	(162,070)	(13,720)	(175,790)

Current	(142,381)	(11,739)	(154,119)
Noncurrent	(19,690)	(1,981)	(21,671)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(7)     RECOVERABLE TAXES

	Parent company		Consolidated
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Current
Prepayments of social contribution - CSLL	167	-	8,568	21,951
Prepayments of income tax - IRPJ	-	-	20,156	32,030
IRRF on interest on equity	9,276	20,594	9,276	21,044
Income tax and social contribution to be offset	36,131	870	81,851	51,214
Withholding tax - IRRF	7,555	21,530	67,094	88,249
ICMS to be offset	-	-	65,705	66,641
Social Integration Program - PIS	74	1,072	7,515	7,527
Contribution for Social Security financing- COFINS	411	5,005	34,743	38,098
National Social Security Institute - INSS	-	-	13,770	1,869
Other	-	-	1,330	1,015
Total	53,614	49,071	310,008	329,638

Noncurrent
Social contribution to be offset - CSLL	-	-	50,169	46,555
Income tax to be offset - IRPJ	-	-	8,381	8,352
ICMS to be offset	-	-	81,489	79,223
Social Integration Program - PIS	-	-	659	1,576
Contribution for Social Security financing- COFINS	-	-	3,009	7,305
Other	-	-	1,371	1,372
Total	-	-	145,079	144,383

(8)     SECTOR FINANCIAL ASSET AND LIABILITY

See below a breakdown of the amounts and changes of the Sector financial asset and liability (assets and/or liabilities):

	Consolidated
	December 31, 2014	Operating revenue		Financial income or expense	Receive		September 30, 2015
		Constitution	Realization	Monetary adjustment	Tariff flag (note 26.5)	Resources from CCEE
Parcel "A"
CVA (*)
CCC (**)	58	2	(61)	-	-	-	-
CDE (***)	53,198	376,611	(41,420)	14,239	-	-	402,627
Electric energy cost	1,248,165	547,865	(636,684)	92,929	(690,452)	(61,571)	500,251
ESS and EER (****)	(622,243)	235,492	290,601	(49,088)	-	-	(145,238)
Proinfa	9,249	(9,098)	(6,548)	(303)	-	-	(6,700)
Basic network charges	154,593	60,445	(85,421)	17,018	-	-	146,636
Pass-through from Itaipu	(309,727)	1,077,362	148,204	13,367	-	-	929,206
Transmission from Itaipu	4,076	11,492	(2,538)	635	-	-	13,665
Neutrality of the sector charges	(12,338)	133,695	15,067	4,593	-	-	141,017
Overcontracting	597,422	128,297	(108,935)	4,419	-	(265,205)	355,999
Other financial components	(211,735)	97,172	80,368	(1,256)	-	-	(35,450)

	910,720	2,659,337	(347,367)	96,554	(690,452)	(326,776)	2,302,015

Current asset	610,931						1,257,608
Noncurrent asset	321,788						1,044,407
Current liability	(21,998)						-
Noncurrent liability	-						-

(*) Deferred tariff costs and gains variations from Parcel “A” items

(**) Fuel consumption account

(***) Energy development account - CDE

(****) Energy system service (ESS) and Reserve energy charge (EER)

Further details of the nature of each sector financial asset and liability are provided in Note 3.14 to the December 31, 2014 financial statements

Receipt via contribution from the CCEE - ANEEL published order 773, of March 27, 2015, fixing the amounts of the ACR funds passed on to the subsidiaries in March for the accrual periods November and December 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(9)     DEFERRED TAXES

9.1  Breakdown of tax credits and debits:

	Parent company		Consolidated
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Social contribution credit/(debit)
Tax losses carryforwards	40,644	41,133	48,699	47,564
Tax benefit of merged goodwill	-	-	96,868	107,359
Nondeductible temporary differences	356	348	(313,604)	(294,473)
Subtotal	41,000	41,481	(168,038)	(139,550)

Income tax credit / (debit)
Tax losses carryforwards	104,880	108,182	127,315	126,085
Tax benefit of merged goodwill	-	-	332,720	367,944
Nondeductible temporary differences	990	966	(872,522)	(819,339)
Subtotal	105,870	109,148	(412,487)	(325,311)

PIS and COFINS credit/(debit)
Nondeductible temporary differences	-	-	(3,653)	2,348

Total	146,870	150,628	(584,178)	(462,513)

Total tax credit	146,870	150,628	785,416	938,496
Total tax debit	-	-	(1,369,594)	(1,401,009)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, which breakdown is provided in the financial statements of December 31, 2014 and is approved by the Board of Directors and reviewed by the Audit Committee. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

9.2  Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisition of subsidiaries, as shown in the following table, which had been incorporated and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 (R2) - Individual Interim financial statements, Separate Interim financial statements, Consolidated Interim financial statements and Application of the Equity Method. The benefit is realized proportionally to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concessions, as shown in note 14.

	Consolidated
	September 30, 2015		December 31, 2014
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	56,797	157,769	61,819	171,719
CPFL Piratininga	13,637	46,802	14,691	50,417
RGE	26,433	109,164	28,496	117,683
CPFL Santa Cruz	-	-	869	2,733
CPFL Leste Paulista	-	-	387	1,184
CPFL Sul Paulista	-	-	603	1,892
CPFL Jaguari	-	-	312	962
CPFL Mococa	-	-	182	554
CPFL Geração	-	18,985	-	20,800
Total	96,868	332,720	107,359	367,944

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

9.3  Accumulated balances on nondeductible temporary differences:

	Consolidated
	September 30, 2015			December 31, 2014
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Nondeductible temporary differences
Reserve for tax, civil and labor	35,547	98,741	-	29,282	81,340	-
Private pension fund	2,006	5,572	-	1,900	5,277	-
Allowance for doubtful accounts	15,801	43,891	-	12,422	34,506	-
Free energy provision	6,706	18,628	-	6,210	17,251	-
Research and development and energy efficiency programs	15,220	42,278	-	11,821	32,836	-
Reserves related to personnel	1,717	4,770	-	3,303	9,176	-
Depreciation rate difference	6,836	18,990	-	7,087	19,685	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,433)	(3,979)	-	(1,572)	(4,368)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(68,086)	(189,128)	(4,280)	(45,322)	(125,895)	(2,838)
Tariff revision	386	1,073	437	4,579	12,720	5,186
Actuarial losses (IFRS / CPC)	26,351	73,198	-	26,351	73,199	-
Other adjustments (IFRS / CPC)	(2,495)	(7,131)	-	8,613	23,788	-
Accelerated depreciation	(30)	(85)	-	(19)	(54)	-
Other	4,366	10,933	189	4,511	11,306	-
Nondeductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(59,301)	(164,726)	-	(61,792)	(171,643)	-
Actuarial losses (IFRS / CPC)	8,306	23,073	-	12,672	35,199	-
Nondeductible temporary differences - Business combination - CPFL Renováveis
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	24,617	68,381	-	25,725	71,458	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(29,547)	(82,074)	-	(30,905)	(85,847)	-
Value added of assets received from the former ERSA	(87,321)	(242,560)	-	(89,882)	(249,671)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(196,599)	(546,109)	-	(204,549)	(568,192)	-
Other temporary differences	(16,652)	(46,258)	-	(14,907)	(41,410)	-
Total	(313,604)	(872,522)	(3,653)	(294,473)	(819,339)	2,348

9.4  Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and nine months ended in September 30, 2015 and 2014:

	Parent company				Consolidated
	Social contribution				Social contribution
	2015		2014		2015		2014
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income/(loss) before taxes	268,404	572,272	95,788	429,441	419,223	891,541	197,345	744,960
Adjustments to reflect effective rate:
Equity in subsidiaries	(270,850)	(610,769)	(103,523)	(460,930)	(43,603)	(124,985)	12,991	(98,013)
Amortization of intangible asset acquired	(4,938)	(18,239)	(6,295)	(18,885)	17,019	67,465	23,276	69,841
Tax incentives - PIIT(*)	-	-	-	-	(2,587)	(5,712)	(2,418)	(6,635)
Effect of presumed profit system	-	-	-	-	(85,192)	(73,558)	(23,740)	(35,728)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	27,070	87,754	23,273	74,066
Interest on shareholders’ equity	-	62,339	-	-	-	-	-	-
Other permanent additions, net	6,695	9,764	1,594	5,395	(4,933)	25,905	18,547	43,464
Calculation base	(690)	15,368	(12,436)	(44,979)	326,997	868,411	249,274	791,956
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit) result	62	(1,383)	1,119	4,048	(29,430)	(78,157)	(22,435)	(71,276)
Tax credit recorded/(not recorded)	(72)	(72)	(1,052)	(1,308)	(10,907)	(26,815)	(6,993)	(20,007)
Total	(10)	(1,455)	67	2,741	(40,337)	(104,972)	(29,428)	(91,283)

Current	74	(974)	-	(84)	(23,097)	(78,435)	(31,445)	(111,896)
Deferred	(83)	(481)	67	2,825	(17,240)	(26,537)	2,017	20,612

	Parent company				Consolidated
	Income tax				Income tax
	2015		2014		2015		2014
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income/(loss) before taxes	268,404	572,272	95,788	429,441	419,223	891,541	197,345	744,960
Adjustments to reflect effective rate:
Equity in subsidiaries	(270,850)	(610,769)	(103,523)	(460,930)	(43,603)	(124,985)	12,991	(98,013)
Amortization of intangible asset acquired	-	-	-	-	22,241	86,556	29,865	89,612
Tax incentives - PIIT(*)	-	-	-	-	(2,587)	(5,712)	(2,418)	(6,635)
Effect of presumed profit system	-	-	-	-	(99,262)	(113,350)	(37,372)	(66,339)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	27,070	87,648	23,273	74,066
Interest on shareholders’ equity	-	62,339	-	-	-	-	-	-
Tax incentive - exploitation profit	-	-	-	-	(36,200)	(46,528)	(29,404)	(32,388)
Other permanent additions, net	3,893	14,700	1,594	5,395	(13,911)	22,248	17,467	28,222
Calculation base	1,447	38,543	(6,141)	(26,095)	272,971	797,418	211,747	733,486
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit) result	(362)	(9,636)	1,535	6,524	(68,243)	(199,356)	(52,937)	(183,372)
Tax credit recorded/(not recorded)	(419)	(419)	(1,349)	(1,534)	(30,422)	(74,442)	(17,849)	(53,477)
Total	(781)	(10,055)	186	4,990	(98,665)	(273,798)	(70,786)	(236,849)

Current	(168)	(6,777)	-	(234)	(48,704)	(192,021)	(74,888)	(286,161)
Deferred	(613)	(3,278)	186	5,223	(49,961)	(81,777)	4,102	49,311
(*) Technologic innovation program

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(10)   FINANCIAL ASSET OF CONCESSION

	Distribution	Transmission	Consolidated
At December 31, 2014	3,296,837	77,779	3,374,616
Current	540,094	-	540,094
Noncurrent	2,756,744	77,779	2,834,522

Additions	294,146	30,367	324,513
Change in the expectation of cash flow	262,644	-	262,644
Income from financial asset measured at amortized cost	-	8,120	8,120
Transfer to intangible asset	(50,741)	-	(50,741)
Disposal	(12,375)	-	(12,375)

At September 30, 2015	3,790,513	116,266	3,906,779
Current	-	9,459	9,459
Noncurrent	3,790,513	106,806	3,897,319

The amount refers to the financial asset corresponding to the right established in the concession contracts of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive cash (i) by compensation on reversal of the assets in the distribution to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through allowed annual income ("RAP"). For the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, the amounts are fully classified in current assets in accordance with the maturity of the concession term (Note 1).

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income and/or expense account in profit or loss for the period, in accordance with the fair value, new replacement amount-“VNR” methodology (financial income of R$ 262,644 in the nine months of 2015, and R$ 48,777 in the nine months of 2014).

The impacts of ANEEL Order 3540/15, issued on October 20, 2015, pursuant to article 42, paragraph 2 of Law 8,987, of February 13, 1995, which regulates the concession regime and licenses to provide public utilities and establishes that in certain cases, after the termination of the contract concession, the concessions will be binding for a minimum of 24 months, are recorded in the line "transfer to intangible assets". The subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa therefore reclassified the amount of R$ 50,741 (which will be amortized in 24 months), corresponding to the right to operate the concession from July 2015 to June 2017, from the financial asset of concession to intangible assets (Note 14).

For the energy transmitter, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income RAP to be received during the remaining term of the concession. Financial income of R$ 8,120 in relation to the other operating revenue (R$ 1,194 in the nine months of 2014), set against other operating income.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(11)   OTHER CREDITS

	Consolidated
	Current		Noncurrent
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

Advances - Fundação CESP	10,194	11,569	-	-
Advances to suppliers	18,643	15,934	1,386	-
Pledges, funds and tied deposits	1,205	8,007	404,555	290,839
Orders in progress	255,821	262,076	-	-
Outside services	9,852	12,787	-	-
Advance to energy purchase agreements	-	515	32,502	32,119
Collection agreements	91,097	73,076	-	-
Prepaid expenses	50,273	43,185	14,660	9,630
Receivables from resources provided by the energy development account - CDE	843,867	522,922	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	22,955	10,945	-	-
(-) Allowance for doubtful accounts (Note 6)	(11,739)	(13,304)	(1,981)	(1,981)
Other	76,115	63,783	35,296	44,270
Total	1,368,283	1,011,495	500,367	388,828

Receivables from Resources provided by the Energy Development Account – CDE: refer to: (i) low income subsidies totaling R$ 28,995 (R$ 18,549 in December 31, 2014); (ii) other tariff discounts granted to consumers amounting to R$ 814,872 (R$ 504,373 in December 31, 2014).

On May 29, 2015, the distribution subsidiaries obtained injunctions authorizing them to not collection of CDE quota amounts due , up to the limit of the amounts receivable from Eletrobrás in relation to the CDE contribution. The subsidiary CPFL Piratininga offset accounts receivable – CDE contribution against CDE Accounts Payable (Note 19) in September 2015, as the receipt of payment of R$ 80,051 from Eletrobrás was issued on September 25, 20. The other distribution subsidiaries received the receipt of payment by Eletrobrás on October 1, 2015, and therefore reconciled the accounts in October 2015, as mentioned in Note 35.2.

(12)   INVESTMENTS

	Parent company		Consolidated
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Permanent equity interests - equity method
By equity method of the subsidiary	5,663,802	5,420,845	1,204,607	1,085,835
Added value on assets, net	777,575	864,098	12,083	12,934
Goodwill	6,054	6,054	-	-
Total	6,447,431	6,290,998	1,216,690	1,098,769

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

12.1        Permanent equity interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		September 30, 2015				September 30, 2015	December 31, 2014	Nine months 2015	Nine months 2014
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	280,653	10,337,348	280,653	773,727	221,667	773,727	728,213	221,667	181,567
CPFL Piratininga	53,096,770	3,954,068	178,574	514,686	150,216	514,686	479,686	150,216	8,256
CPFL Santa Cruz	371,772	499,471	71,261	143,288	24,563	143,288	132,353	24,563	23,166
CPFL Leste Paulista	892,772	156,444	27,623	43,852	7,887	43,852	38,066	7,887	9,027
CPFL Sul Paulista	454,958	197,900	25,974	52,381	9,501	52,381	44,375	9,501	11,018
CPFL Jaguari	209,294	173,033	19,357	26,509	1,687	26,509	25,627	1,687	872
CPFL Mococa	117,199	113,307	15,251	28,199	4,086	28,199	26,260	4,086	8,137
RGE	807,169	4,724,543	949,071	1,299,049	91,861	1,299,049	1,300,685	91,861	75,530
CPFL Geração	205,487,717	5,807,109	1,043,922	2,122,955	83,872	2,122,955	2,035,286	83,872	86,224
CPFL Jaguari Geração (*)	40,108	38,397	40,108	38,307	581	38,307	34,685	581	621
CPFL Brasil	2,999	617,406	2,999	73,886	62,860	73,886	65,508	62,860	121,227
CPFL Planalto (*)	630	2,100	630	1,994	1,364	1,994	1,633	1,364	1,741
CPFL Serviços	1,528,988	115,372	21,096	12,879	(12,190)	12,879	23,013	(12,190)	6,349
CPFL Atende (*)	13,991	28,664	13,991	19,848	5,857	19,848	17,496	5,857	4,532
Nect (*)	2,059	34,162	2,059	17,019	14,549	17,019	9,458	14,549	6,640
CPFL Total (*)	19,005	51,995	19,005	28,066	8,383	28,066	24,417	8,383	7,715
CPFL Jaguariuna (*)	189,770	2,706	3,076	2,586	(77)	2,586	2,553	(77)	34
CPFL Telecom	36,420	104,269	36,420	16,471	(10,279)	16,471	(293)	(10,279)	(5,763)
CPFL Centrais Geradoras (*)	20,430	22,000	16,128	21,436	5,019	21,436	22,439	5,019	3,602
CPFL ESCO	408,164	456,802	408,164	428,341	27,573	428,341	409,385	27,573	(3)
AUTHI (*)	10	3,559	10	(1,679)	(1,689)	(1,679)	-	(1,689)	-
Subtotal - By shareholders' equity of the subsidiary						5,663,802	5,420,845	697,293	550,494
Amortization of added value on assets						-	-	(86,523)	(89,564)
Total						5,663,802	5,420,845	610,769	460,930
(*) number of quotas

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 86,523 (R$ 89,564 in the nine months of 2014) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in conformity with ICPC 09 (R2).

The changes in investments in subsidiaries, in the parent company, in the period are shown below:

Investment	Investment as of December 31, 2014	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Equity in subsidiary (Other comprehensive income)	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Investment as of September 30, 2015
CPFL Paulista	728,213	12,493	221,667	89,405	(278,051)	-	773,727
CPFL Piratininga	479,686	15,511	150,216	31,822	(162,548)	-	514,686
CPFL Santa Cruz	132,353	-	24,563	-	(13,628)	-	143,288
CPFL Leste Paulista	38,066	-	7,887	-	(2,102)	-	43,852
CPFL Sul Paulista	44,375	-	9,501	-	(1,496)	-	52,381
CPFL Jaguari	25,627	-	1,687	-	(806)	-	26,509
CPFL Mococa	26,260	-	4,086	-	(2,148)	-	28,199
RGE	1,300,685	-	91,861	698	(94,195)	-	1,299,049
CPFL Geração	2,035,286	-	83,872	(505)	-	4,302	2,122,955
CPFL Jaguari Geração	34,685	-	581	-	3,041	-	38,307
CPFL Brasil	65,508	-	62,860	-	(54,482)	-	73,886
CPFL Planalto	1,633	-	1,364	-	(1,002)	-	1,994
CPFL Serviços	23,013	-	(12,190)	-	2,056	-	12,879
CPFL Atende	17,496	-	5,857	-	(3,504)	-	19,848
Nect	9,458	-	14,549	-	(6,987)	-	17,019
CPFL Total	24,417	-	8,383	-	(4,734)	-	28,066
CPFL Jaguariuna	2,553	110	(77)	-	-	-	2,586
CPFL Telecom	(293)	27,043	(10,279)	-	-	-	16,471
CPFL Centrais Geradoras	22,439	-	5,019	-	(1,720)	(4,302)	21,436
CPFL ESCO	409,385	-	27,573	-	(8,617)	-	428,341
AUTHI	-	10	(1,689)	-	-	-	(1,679)
	5,420,845	55,167	697,293	121,419	(630,923)	-	5,663,802

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

In the interim consolidated financial statements, the investment balances correspond to the interest in the joint ventures accounted for by the equity method:

Investment in joint ventures	September 30, 2015	December 31, 2014	Nine months 2015	Nine months 2014
	Shareholders equity interest		Equity in subsidiaries

Baesa	165,547	163,662	1,886	12,563
Enercan	459,705	415,952	43,753	54,213
Chapecoense	429,458	399,979	29,479	50,486
EPASA	149,897	106,243	50,719	(18,364)
Added value on assets, net	12,083	12,934	(852)	(886)
	1,216,690	1,098,769	124,985	98,013

12.2        Added value, net and goodwill:

Net adjustment to fair value (added value), upon business combination refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated interim financial statements these amounts are classified under Intangible Assets (Note 14).

12.3        Dividends and Interest on shareholders’ equity receivable:

On September 30, 2015 and December, 31 2014, the Company has the following amounts receivable from subsidiaries below, relating to dividends and interest on shareholders’ equity

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
CPFL Paulista	563,642	755,625	52,383	10,570	616,025	766,196
CPFL Piratininga	133,360	-	27,084	-	160,444	-
CPFL Santa Cruz	19,527	14,000	7,517	-	27,044	14,000
CPFL Leste Paulista	-	-	2,102	-	2,102	-
CPFL Sul Paulista	-	-	1,986	-	1,986	-
CPFL Mococa	913	-	1,234	-	2,148	-
RGE	47,468	82,117	64,073	50,077	111,540	132,194
CPFL Jaguari Geração	-	4,039	-	-	-	4,039
CPFL Brasil	-	-	1,601	-	1,601	-
CPFL Serviços	12,026	17,182	7,683	4,583	19,709	21,765
Nect	6,987	3,793	-	-	6,987	3,793
CPFL ESCO	1,141	380	6,354	-	7,496	380
	785,064	877,136	172,017	65,231	957,081	942,367

The balance of dividends and interest on shareholders’ equity receivable in September 30, 2015 is R$40,442 and R$ 54,483 in December 31, 2014. It refers to the joint ventures and associates.

12.4        Business combination - Association between CPFL Renováveis e Dobrevê Energia S.A. - (“DESA”)

As disclosed in Note 13.7.2 to the December 31, 2014 financial statements, the indirect subsidiary CPFL Renováveis acquired control of WF2 Holding S.A. on October 1, 2014,  (“WF2”), holder of all the shares of Dobrevê Energia S.A. (“DESA”) on the acquisition date.

The acquisition was made under the conditions disclosed in the Note and the fair values were determined provisionally for the financial statements, based on Management analyses. Confirmation of the fair values was pending completion of the economic-financial assessment report prepared by an independent assessor, which was finalized on September 30, 2015. The reclassifications refer to (i) the increase in the fair value of property, plant and equipment and decrease in the intangible asset related to the exploration right, as a consequence of fine-tuning of the assumptions used in determining the value of tangible and intangible assets, (ii) conclusion of the allocation of R$ 17,293 to the fair value of provisions for fiscal, civil and labor risks and (iii) the effects of the matters mentioned in (i) and (ii) above on balances of deferred income tax and social contribution and net equity attributed to minority interests.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The adjusted fair values are therefore shown below:

	WF2	WF2
	consolidated	consolidated
	October 1, 2014	October 1, 2014
	preliminary	final
Current assets
Cash and cash equivalents	139,293	139,293
Other current assets	32,274	32,274

Noncurrent assets
Property, plant and equipment	1,295,476	1,569,595
Intangible	7,937	7,937
Intangible - exploitation rights	784,459	555,961
Other noncurrent asset	98,264	98,264

Current liabilities
Loans and financings	102,996	102,996
Other current liabilities	106,097	106,097

Noncurrent liabilities
Loans and financings	871,987	871,987
Deferred taxes	280,234	295,745
Other noncurrent liabilities	56,406	73,699
Net assets acquired	939,983	952,800

Goodwill on acquisition
Consideration transferred:	833,663	833,663
(+) Noncontrolling shareholders interest	106,320	119,137
(-) Fair value of net assets acquired	939,983	952,800
Goodwill	-	-

 12.4.1 Reclassification of the comparative balances

In conformity with IFRS – Business Combination and CPC 15 (R1) – Combinação de Negócios, the Company reclassified the comparative balances at December 31, 2014, as if the accounting for the business combination, after determination of the final balances, had been completed on the acquisition date. The reclassifications had no material effect on profit or loss for the year ended December 31, 2014, as previously presented. The reclassifications are summarized below:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

a)     Asset

	Consolidated
	December 31, 2014	Adjustment	December 31, 2014 (reclassified)
Asset
Current	9,214,704	-	9,214,704

Noncurrent
Other	6,751,305	-	6,751,305
Investment	1,098,769	-	1,098,769
Property, plant and equipment	8,878,064	271,422	9,149,486
Intangible	9,155,973	(225,801)	8,930,171

Total	35,098,816	45,621	35,144,436

b)    Liability

	Consolidated
	December 31, 2014	Adjustment	December 31, 2014 (reclassified)
Liability
Current	7,417,104	-	7,417,104

Noncurrent
Provision for tax, civil and labor risks	490,858	17,293	508,151
Deferred taxes	1,385,498	15,511	1,401,009
Other	16,420,844	-	16,420,844
Total noncurrent	18,297,200	32,804	18,330,004

Net equity attributable to controlling shareholders	6,943,535	-	6,943,535
Net equity attributable to noncontrolling shareholders	2,440,978	12,817	2,453,794
Total shareholders' equity	9,384,513	12,817	9,397,329

Total	35,098,816	45,621	35,144,436

c)     Statement of income for the year

As previously mentioned in this Note the effects on profit or loss for the year ended December 31, 2014 are immaterial for purposes of re-presentation of the comparative balances. The effects derive from the difference between the term for amortization of the intangible asset of exploration and that for depreciation of property, plant and equipment, both expense items in profit or loss for the year.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

12.5        Non-controlling shareholders and joint ventures:

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

12.5.1  Changes in the interest of non-controlling shareholders:

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2014	214,454	2,171,911	67,428	2,453,794
Equity interests and voting capital	35.00%	48.39%	40.07%

Net equity attributable to noncontrolling shareholders	14,668	(62,892)	232	(47,992)
Dividends	-	(935)	2,379	1,444
At September 30, 2015	229,122	2,108,084	70,039	2,407,245
Equity interests and voting capital	35.00%	48.39%	40.07%

12.5.2  Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders:

The summarized financial information at September 30, 2015 and December 31, 2014 and for the nine months ended in September 30, 2015 and 2014 of subsidiaries in which non-controlling interests are as follows:

	September 30, 2015			December 31, 2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	178,616	1,355,564	30,358	138,684	1,166,223	13,756
Cash and cash equivalents	146,410	1,034,535	22,419	84,201	828,411	328
Noncurrent assets	1,017,297	10,499,570	123,439	1,040,545	10,515,273	116,751

Current liabilities	120,111	1,016,387	10,778	129,255	1,019,960	35,315
Financial liabilities	101,400	767,379	8,026	108,355	786,660	9,388
Noncurrent liabilities	421,168	6,615,717	41,903	437,249	6,306,222	-
Financial liabilities	421,168	5,320,126	41,880	437,249	4,972,544	-
Shareholders' equity	654,633	4,223,030	101,117	612,726	4,355,314	95,192
Controlling shareholders´ interest	654,633	4,097,859	101,117	612,726	4,230,498	95,192
Non-controlling shareholders´ interest	-	125,171	-	-	124,816	-

	Nine months 2015			Nine months 2014
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	218,502	1,061,929	23,516	256,942	878,265	34,447
Depreciation and amortization	(34,539)	(397,162)	(6)	(33,017)	(312,037)	(5)
Interest income	11,429	86,399	1,384	8,605	63,136	606
Interest expense	(30,282)	(387,909)	(861)	(30,622)	(298,711)	-
Social contribution and income tax	(19,985)	(27,257)	(286)	(30,267)	(15,263)	(1,325)
Net income (loss)	41,908	(131,360)	578	60,083	(102,118)	1,201
Net income (loss) attributable to controlling shareholders	41,908	(132,651)	578	60,083	(102,298)	1,201
Net income (loss) attributable to noncontrolling shareholders	-	1,291	-	-	180	-

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

12.5.3  Joint venture:

Summarized financial information of the joint venture at September 30, 2015 and December 31, 2014 and for the nine months ended in September 30, 2015 and 2014 are as follows:

	September 30, 2015				December 31, 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	227,275	94,308	331,725	287,930	143,213	71,178	252,223	337,891
Cash and cash equivalents	133,659	62,565	206,709	106,649	45,329	19,178	154,554	96,588
Noncurrent assets	1,204,296	1,177,756	3,038,831	634,876	1,238,047	1,210,974	3,090,190	637,190

Current liabilities	158,816	169,683	404,168	381,344	149,088	138,909	374,374	480,948
Financial liabilities	116,740	162,595	240,110	225,030	91,723	130,122	313,222	345,657
Noncurrent liabilities	329,250	440,348	2,124,314	260,440	378,465	488,751	2,183,767	308,168
Financial liabilities	286,018	430,516	2,123,595	260,247	338,297	479,329	2,183,155	307,622
Shareholders' equity	943,506	662,033	842,074	281,022	853,707	654,492	784,272	185,965

	Nine months 2015				Nine months 2014
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	383,750	344,816	535,632	709,604	375,117	274,614	639,705	868,151
Depreciation and amortization	(40,258)	(41,501)	(98,841)	(24,288)	(40,271)	(38,008)	(99,101)	(24,248)
Interest income	10,526	4,965	17,955	8,011	11,420	5,110	19,535	1,245
Interest expense	(45,025)	(17,328)	(99,596)	(22,846)	(30,879)	(25,304)	(102,702)	(26,457)
Social contribution and income tax	(45,561)	(3,839)	(30,004)	(22,666)	(56,934)	(25,673)	(51,091)	15,785
Net income (loss)	89,799	7,541	57,802	95,056	111,267	50,242	98,993	(31,335)
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34% (*)	48.72%	25.01%	51.00%	57.13% (*)

(*) CPFL Energia indirect interest  was (i) 52.75% from January 1 to  February 28, 2014, (ii) 57.13% from March 01, 2014 to December 31, 2014 (iii) 53.84% from January 1, 2015 to January 31, 2015 and (iv) 53.34% from February 1, 2015.

Although CPFL Geração holds interest of more than 50% in Epasa and Chapecoense, CPFL Geração jointly controls these investments jointly with other shareholders. Analysis of the classification of the type of investment is based on the Shareholders' Agreement for each venture.

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on payment of dividends to our subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

12.5.4   Joint venture operations:

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydroelectric plant, located on the Tocantins River, in Goias State. The concession and operation of the hydroelectric plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas, it´s assured to CPFL Geração 51.54% of the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.4 MW) until 2028 (physical information and energetic capacity measures not reviewed by the independent auditors).

12.6        Interest sale in the joint venture Epasa:

On January 31, 2014, after a capital increase, the subsidiary CPFL Geração became the holder of 57.13% of the interest in EPASA's capital and the holdings of certain shareholders were diluted. As per the Shareholders Agreement in force, until March 1, 2015 these shareholders were entitled to repurchase shares in order to reconstitute their holdings; on February 25, 2015, Eletricidade do Brasil S/A and OZ&M Incorporação e Participação Ltda. partially exercised this right, buying 10,704,756 common shares from CPFL Geração, at R$ 10,454, generating a positive result of R$ 3,391, registered in the item "gain on disposal of noncurrent assets".

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The breakdown of the shares of the jointly controlled subsidiary EPASA is as follows:

	From February 25, 2015		At December 31, 2014
Shareholder	Shares	Interest - %	Shares	Interest - %
CPFL Geração de Energia S/A	150,941,659	53.34	161,646,415	57.13
Eletricidade do Brasil S/A	118,100,009	41.74	107,903,763	38.13
Aruanã Energia S/A	6,960,800	2.46	6,960,800	2.46
OZ&M Incorporação, Participação Ltda	6,959,277	2.46	6,450,767	2.28
Total	282,961,745	100.00	282,961,745	100.00

12.7        Advance for future capital increase

At September 30, 2015, the balances of advance for future capital increase (“AFAC”) relate to funds granted by the Company, mainly to the subsidiaries RGE (R$ 80,000) and Authi (R$ 2,590), approved in July and August 2015, respectively.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(13)   PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2014	182,316	1,185,614	1,517,475	5,832,005	32,328	11,660	388,088	9,149,486
Cost	197,393	1,637,812	1,976,212	7,521,804	43,081	22,462	388,088	11,786,852
Accumulated depreciation	(15,077)	(452,199)	(458,737)	(1,689,799)	(10,753)	(10,802)	-	(2,637,366)

Additions	-	-	-	205	-	-	332,908	333,113
Disposal	(140)	(414)	(1,498)	(17,814)	(558)	(200)	-	(20,624)
Transfers	45	-	49,989	211,153	7,676	121	(268,983)	-
Reclassification - cost	(100)	328,101	(330,483)	2,574	10	(102)	-	-
Transfers to/from other assets - cost	2,041	3	(6,543)	13,346	(1)	(188)	1,066	9,724
Depreciation	(4,766)	(51,421)	(45,538)	(259,805)	(4,651)	(1,498)	-	(367,679)
Disposal - depreciation	-	139	23	3,307	379	102	-	3,951
Reclassification - depreciation	-	(68,775)	68,711	151	-	(88)	-	-
Transfers to/from other assets - depreciation	-	-	-	(46)	-	-	-	(46)

At September 30, 2015	179,397	1,393,247	1,252,137	5,785,076	35,182	9,808	453,078	9,107,925
Cost	199,240	1,965,502	1,687,676	7,731,269	50,207	22,093	453,078	12,109,066
Accumulated depreciation	(19,843)	(572,255)	(435,539)	(1,946,194)	(15,025)	(12,285)	-	(3,001,141)

Average depreciation rate 2015	3.86%	3.64%	3.49%	4.61%	14.32%	10.49%
Average depreciation rate 2014	3.86%	2.99%	2.85%	4.44%	14.29%	11.25%

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

In accordance with CPC 20 (R1) / IAS 23, the interest on loans and financing taken out by the subsidiaries to finance the construction is capitalized during the construction phase. In the nine months of 2015 R$ 20,416 was capitalizing at a rate of 11.05% (R$ 10,668 at a rate of 8.45% in the nine months of 2014) (note 29).

In the nine months ended in September, 30 2015, mainly as a result of the adjustment of the account classifications established in ANEEL's new plan of accounts, the subsidiaries Ceran and CPFL Renováveis reclassified certain items, mainly between the "Buildings, construction work and improvements" and "Reservoirs, dams and water mains" accounts. The amounts are stated in the lines "Reclassification - cost" and "Reclassification - Depreciation". The reclassification did not result in relevant changes in the income or expense of the period.

In the consolidated, depreciation expenses are registered in income statement at “depreciation and amortization” (note 28).

(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Other intangibles	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities
At December 31, 2014	6,115	4,658,210	3,734,606	414,574	30,162	86,503	8,930,171
Cost	6,152	7,441,935	9,526,355	414,574	35,840	195,577	17,620,433
Accumulated amortization	(37)	(2,783,725)	(5,791,748)	-	(5,678)	(109,074)	(8,690,262)

Additions	-	-	-	621,018	-	6,049	627,066
Amortization	-	(233,576)	(341,670)	-	(1,065)	(9,662)	(585,973)
Transfer - intangible assets	-	-	330,605	(330,605)	-	-	-
Transfer to financial asset	-	-	(663)	(293,483)	-	-	(294,146)
Transfer from financial asset	-	-	50,741	-	-	-	50,741
Disposal and transfer - other assets	-	-	(18,286)	-	-	(10,051)	(28,337)

At September 30, 2015	6,115	4,424,636	3,755,334	411,503	29,098	72,838	8,699,525
Cost	6,152	7,441,902	9,785,030	411,503	35,840	191,539	17,871,967
Accumulated amortization	(37)	(3,017,266)	(6,029,696)	-	(6,742)	(118,701)	(9,172,442)

In the consolidated Income Statement  the amortization of intangibles is recorded under the following headings: (i) “depreciation and amortization” for the amortization of the intangible assets related to distribution infrastructure, public utilities and other intangible assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through business combination (note 28).

As mentioned in Note 10, the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa reclassified the amount of R$ 50,741, recorded in the line "transfer of financial asset" from the financial asset of concession to intangible assets. Amortization in the period July to September 2015 was R$ 6,584.

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. In the nine months ended in September 30, 2015 R$ 8,373 was capitalized in the consolidated financial statement (R$ 5,439 in the nine months ended in September 30, 2014) at a rate of 7.50% p.a. (7.50% p.a. in 2014).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

14.1        Intangible asset acquired in business combinations:

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	September 30, 2015			December 31, 2014	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	September 30, 2015	December 31, 2014
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(183,391)	121,471	132,397	4.78%	5.10%
CPFL Piratininga	39,065	(22,012)	17,053	18,371	4.50%	4.66%
RGE	3,150	(1,516)	1,634	1,764	5.51%	5.70%
CPFL Geração	54,555	(31,110)	23,445	25,509	5.04%	4.88%
CPFL Santa Cruz	9	(9)	-	1	31.72%	16.22%
CPFL Leste Paulista	3,333	(3,333)	-	513	30.77%	17.36%
CPFL Sul Paulista	7,288	(7,288)	-	1,156	31.72%	17.53%
CPFL Jaguari	5,213	(5,213)	-	713	27.36%	19.13%
CPFL Mococa	9,110	(9,110)	-	1,041	22.84%	17.53%
CPFL Jaguari Geração	7,896	(3,187)	4,709	5,086	6.36%	6.71%
	434,480	(266,169)	168,311	186,550

Subsidiaries
CPFL Renováveis	3,764,809	(531,795)	3,233,014	3,352,524	4.23%	4.11%
Outros	15,096	(14,569)	527	921
	3,779,905	(546,364)	3,233,541	3,353,444

Subtotal	4,214,385	(812,533)	3,401,853	3,539,995

Intangible asset acquired and merged – deductible
Subsidiaries
RGE	1,120,266	(833,712)	286,554	301,564	1.79%	1.75%
CPFL Geração	426,450	(299,485)	126,965	139,103	3.80%	3.89%
Subtotal	1,546,716	(1,133,197)	413,519	440,667

Intangible asset acquired and merged – reassessed
Parent company
CPFL Paulista	1,074,026	(678,603)	395,424	430,386	4.34%	4.61%
CPFL Piratininga	115,762	(65,228)	50,533	54,439	4.50%	4.66%
RGE	310,128	(154,853)	155,275	167,640	5.32%	5.50%
CPFL Santa Cruz	61,685	(61,685)	-	6,054	19.63%	10.03%
CPFL Leste Paulista	27,034	(27,034)	-	2,709	20.04%	14.45%
CPFL Sul Paulista	38,168	(38,168)	-	4,184	21.93%	14.35%
CPFL Mococa	15,124	(15,124)	-	1,266	16.74%	14.05%
CPFL Jaguari	23,600	(23,600)	-	2,195	18.61%	15.33%
CPFL Jaguari Geração	15,275	(7,243)	8,032	8,675	5.61%	5.91%
Subtotal	1,680,801	(1,071,537)	609,264	677,548

Total	7,441,902	(3,017,266)	4,424,636	4,658,210

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combination are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(15)   SUPPLIERS

	Consolidated
	September 30, 2015	December 31, 2014
Current
System service charges	208,023	-
Energy purchased	1,611,600	1,895,742
Electricity network usage charges	147,447	125,860
Materials and services	173,829	250,416
Free energy	111,912	102,129
Total	2,252,811	2,374,147

Noncurrent
Materials and services	633	633

(16)   ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	September 30, 2015				December 31, 2014
	Interest - current and noncurrent	Principal		Total	Interest - current and noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
Investment	17,433	664,973	4,785,272	5,467,677	10,430	617,951	4,734,696	5,363,077
Property income	11	630	3,643	4,285	14	631	3,649	4,294
Financial institutions	139,063	381,180	1,356,705	1,876,948	128,920	241,552	1,395,644	1,766,116
Other	752	54,778	10,881	66,412	709	108,918	14,223	123,851
Total at Cost	157,259	1,101,562	6,156,502	7,415,323	140,074	969,053	6,148,211	7,257,338

Measured at fair value
Foreign currency
Financial institutions	27,693	1,739,733	5,887,063	7,654,490	18,168	125,511	3,353,468	3,497,147
Mark to market	-	(68,823)	(486,869)	(555,692)	-	155	(56,153)	(55,998)
Total at fair value	27,693	1,670,910	5,400,194	7,098,797	18,168	125,667	3,297,315	3,441,149

Fundraising (*)	-	(3,135)	(18,716)	(21,851)	-	(1,219)	(18,891)	(20,110)

Total	184,953	2,769,337	11,537,980	14,492,270	158,241	1,093,500	9,426,634	10,678,376

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

	Consolidated
Measured at amortized cost	September 30, 2015	December 31, 2014	Annual interest	Amortization	Collateral
Brazilian currency
Investment
CPFL Paulista
FINEM V	78,521	103,617	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	5,819	7,130	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	40,268	45,937	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	208,916	245,445	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	10,788	11,917	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	197,913	218,640	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	59,281	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	53,489	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	94,998	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	35,916	42,260	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	42,291	55,807	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	1,876	2,299	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	20,941	23,889	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	61,061	71,737	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,833	3,130	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	49,251	54,409	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	33,937	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	64,410	-	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	29,255	-	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	17,031	20,039	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM V	47,530	62,721	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	15,447	17,622	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	111,610	131,125	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,141	1,261	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	72,774	80,396	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	43,515	-	Fixed rate 2.5% (a)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	48,949	-	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	62,270	-	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	8,546	10,056	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	242	287	Fixed rate 10.0%	90 monthly installments from May 2012	Fiduciary alienation of assets
FINAME	749	-	Fixed rate 10.0%	66 monthly installments from October 2015	Fiduciary alienation of assets
CPFL Santa Cruz
Bank credit note - Unibanco	-	929	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
FINEM	10,608	11,317	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,713	3,334	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	7,713	7,596	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
Bank credit note - Unibanco	234	1,286	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	3,963	2,904	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,361	1,179	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,830	2,685	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
Bank credit note - Unibanco	254	1,393	TJLP + 2.9%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
FINEM	2,814	1,968	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,901	1,553	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,973	3,545	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Jaguari
Bank credit note - Unibanco	-	455	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	1,772	1,968	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	885	635	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,826	2,775	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,413	1,104	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,953	2,516	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	-	608	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,279	2,532	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	3,241	2,067	UMBNDES +1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	4,756	4,335	TJLP + 2,99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,562	1,675	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	357	357	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	914	1,272	Fixed rate 6% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	13,487	14,806	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	63	74	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	2,761	2,860	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	108	108	Fixed rate 6%	96 monthly installments from June 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	6,677	6,909	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,062	-	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	798	-	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
BNDES	323,930	360,217	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
BNDES	75,418	54,604	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	20,113	17,736	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	7,608	7,588	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	6,789	6,187	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	21,487	21,349	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL Renováveis
FINEM I	297,649	321,088	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint debtor, Letters of guarantee
FINEM II	26,092	28,605	TJLP + 1.90%.	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	537,034	565,890	TJLP + 1.72%	192 monthly installments from May 2013	CPFL Energia guarantee, pledge of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	93,294	101,723	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	80,690	84,176	TJLP + 2.05%	192 monthly installments from October 2013	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	161,371	176,252	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM IX	34,062	39,581	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	602	827	TJLP	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	118,243	126,670	TJLP + 1.87% to 1.9%	168 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	340,790	357,620	TJLP + 2.18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINEM XIII	301,104	315,596	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014	Pledge of shares and equipment's, fiduciary alienation.
FINEM XIV	13,609	19,707	TJLP + 3.50%	120 monthly installments from June 2007	(i)Fiduciary assignments of assets and credit rights (ii) pledge of grantor rights - ANEEL and shares.
FINEM XV	32,218	35,392	TJLP + 3.44%	139 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVI	9,019	10,581	Fixed rate 5.50%	101 monthly installments from September 2011	(i)Fiduciary assignments of assets (ii) pledge of grantor rights - ANEEL and shares.
FINEM XVII	498,697	525,541	TJLP + 2.18%	192 monthly installments from January 2013	(i)Fiduciary assignments of assets and credit rights (ii) pledge of grantor rights - ANEEL and shares and reserve account
FINEM XVIII	19,658	23,200	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINEM XIX	31,858	33,488	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM XX	53,948	59,533	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXI	43,415	45,636	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXII	47,461	52,375	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXIII	2,449	2,882	Fixed rate 4.5%	102 monthly installments from June 2011	Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEM XXIV	143,244	163,476	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINEM XXV	77,253	-	TJLP + 2.18%	192 monthly installments from June 2015	Pledge of shares and grantor rights, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME IV	3,444	3,773	Fixed rate 2.5%	96 monthly installments from February 2015	Fiduciary alienation and CPFL Renováveis guarantee
FINEP I	2,013	2,382	Fixed rate 3.5%	61 monthly installments from October 2014	Bank guarantee
FINEP II	10,382	10,366	TJLP - 1,00%	85 monthly installments from June 2017	Bank guarantee
FINEP III	6,658	6,945	TJLP + 3,00%	73 monthly installments from July 2015	Bank guarantee
BNB I	112,474	117,516	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB II	167,074	172,430	Fixed rate 10% (J)	222 monthly installments from May 2010	CPFL Energia guarantee
BNB III	31,275	32,591	Fixed rate 9.5%	228 monthly installments from July 2009	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
NIB	71,905	74,197	IGPM + 8.63%	50 quarterly installments from June 2011	No guarantee
Bridge BNDES IV	-	49,492	TJLP + 2,40%	1 installment in January 2016	Bank guarantee
Banco do Brasil	32,437	36,739	Fixed rate 10,00%	132 monthly installment from June 2010	Shareholders support, pledge of shares, of grantor rights and of credit rights, insurance, bank guarantee and civil liability
CPFL Brasil
FINEP	2,063	2,657	Fixed rate 5%	81 monthly installments from August 2011	Receivables
Purchase of assets
CPFL ESCO
FINAME	3,697	4,135	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	Fiduciary alienation of assets and CPFL Energia guarantee
FINAME	122	158	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	258	-	TJLP + 2,70%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	208	-	SELIC + 2,70%	48 monthly installments from October 2016	CPFL Energia guarantee
Financial institutions
CPFL Energia
Santander - working capital	322,012	-	86.40% of CDI	1 installment in January 2016	No guarantee
CPFL Paulista
Banco do Brasil - Working capital	-	105,500	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital	-	73,758	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	320,248	291,036	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	-	6,784	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital	56,364	51,222	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital	-	31,894	98.50% of CDI (f)	4 annual installments from July 2012	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	42,273	38,417	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	8,128	8,083	CDI + 0,27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	7,015	7,419	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	25,522	25,666	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	7,223	7,969	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	18,194	10,307	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	26,901	24,447	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	9,019	4,036	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	3,715	3,376	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	14,668	15,064	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	13,750	13,836	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	24,339	22,119	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	4,760	4,888	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	14,066	15,519	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	5,934	6,316	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	617,520	637,635	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Renováveis
HSBC	300,785	322,336	CDI + 0.5% (i)	8 annual installment from June 2013	Shares alienation
CPFL Telecom
Banco IBM - Working capital	34,513	38,489	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Other
Eletrobrás
CPFL Paulista	4,286	5,414	RGR + 6% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	126	239	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	8,180	9,746	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,172	1,601	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	586	747	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	610	808	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	28	41	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	183	222	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	51,242	105,034
Subtotal Brazilian Currency - Cost	7,415,323	7,257,338

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Energia
Santander	308,427	-	US$ + 1.547% (3)	1 installment in February 2016	No guarantee
Bradesco	162,365	-	US$ + 1.72% (2) (f)	1 installment in June 2016	No guarantee
Santander	206,227	-	US$ + 1.918% (3)	1 installment in September 2016	No guarantee
CPFL Paulista
Bank of America Merrill Lynch	415,054	270,248	US$ + 3.69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	-	399,887	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	185,326	119,561	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	206,151	-	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	205,983	132,887	US$+Libor 3 months+0.80% (3) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	92,589	-	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	-	133,585	US$ + Libor 6 months + 1.77% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	206,110	132,962	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Citibank	239,746	-	US$ + Libor 3 months + 1.44% (3)	1 installment in January 2020	CPFL Energia guarantee and promissory notes
HSBC	356,896	-	US$ + Libor 3 months + 1.30% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	165,855	106,383	US$ + 2,28% to 2,32% (3)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	144,899	-	US$ + 2.36% to 2.39% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	103,549	-	US$ + 2.74% (3)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	61,947	-	US$ + 2.2% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Merrill Lynch	618,992	-	US$ + Libor 3 months + 1.40% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	308,822	199,235	US$+Libor 3 months+1.55% (3) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	205,979	133,601	US$ + Libor 6 months + 1.75% (3)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	99,857	64,958	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Bank of America Merrill Lynch	51,623	-	US$ + Libor 3 months + 1.15% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	103,168	-	US$ + Libor 3 months + 1.15% (3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
BNP Paribas	254,618	-	Euro + 1.6350% (3)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	258,081	-	US$ + Libor 3 months + 1.41% (3)	02 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	-	21,401	US$ + Libor 6 months + 1.69%(3)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	-	167,050	US$ + Libor 6 months + 1.14% (3)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	206,110	132,962	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	185,694	120,585	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	130,426	84,843	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	68,154	-	US$ + 2.08% (3)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	206,582	133,259	US$ + Libor 3 months + 1.35% (3) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	74,268	47,908	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	338,013	218,046	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	61,872	39,912	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	290,622	186,593	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
HSBC	56,154	36,223	US$ + Libor 3 months + 1,30% (4)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	250,702	-	US$ + 2.78% (3)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	146,550	-	US$ + 1.35% (3)	1 installment in February 2016	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	126,126	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	-	25,864	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	36,800	23,590	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	-	32,926	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
J.P. Morgan	-	13,578	US$ + 2.38% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	40,480	25,949	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	13,829	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Santander	57,040	36,564	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	-	17,122	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Scotiabank	-	14,488	US$ + 2.695% (3)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	411,963	265,779	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CPFL Serviços
J.P. Morgan	15,631	10,040	US$ + 1,75% (3)	1 installment in October 2016	CPFL Energia guarantee and promissory notes
CPFL Telecom
Banco Itaú	14,516	9,202	US$ + 2,35% (3)	1 installment in November 2015	CPFL Energia guarantee and promissory notes
Paulista Lajeado
Banco Itaú	44,828	-	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	55,823	-	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes

Mark to market	(555,692)	(55,998)

Total Foreign Currency - fair value	7,098,797	3,441,149

Fundraising costs(*)	(21,851)	(20,110)

Total - Consolidated	14,492,270	10,678,376
The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. corresponding to :
(1) 143.85% of CDI	(3) 99% to 109% of CDI
(2) 95,2% of CDI	(4) 109.1% to 119% of CDI
Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI		(i) CDI + 0.73%
(b) 40.1% to 50% of CDI	(f) 100.1% to 120% of CDI		(J) Fixed rate 10.57%
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

(*) In accordance with CPC 08/IAS 39, this refers to the fundraising costs attributable to issuance of the respective debts.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

In accordance with CPC 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their loans and financing, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities on loans and financing measured at fair value is to compare the effects of recognition of income and expense derived from marking derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At September 30, 2015, the total balance of the loans and financing measured at fair value was R$ 7,098,797 (R$ 3,441,149 at December 31, 2014).

Changes in the fair values of these loans and financing are recognized in the financial income/expense of the subsidiaries. Accumulated gains of R$ 555,692 at September 30, 2015 (R$ 55,998 at December 31, 2014) on marking the loans and financing to market, less the losses of R$ 345,275 (R$ 25,382 at December 31, 2014) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a net gain of R$ 210,417 (R$ 30,616 as December 31, 2014).

The maturities of the principal long-term balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From October 1, 2016	202,787
2017	1,923,048
2018	4,439,696
2019	2,297,840
2020	1,056,164
2021 to 2025	1,520,964
2026 to 2030	577,139
2031 to 2035	7,212
Subtotal	12,024,849
Mark to Market	(486,869)
Total	11,537,980

Main fund-raising in the year:

Brazilian currency
		R$ thousand
Company	Bank / credit line	Total approved	2015 released	Released net of fundraising costs	Interest	Destination of the resources
Investment
CPFL Paulista	FINEM VII	427,716	204,436	203,666	Quarterly	Subsidiary's investment plan
CPFL Piratininga	FINEM VI	194,862	125,153	124,568	Quarterly	Subsidiary's investment plan
RGE	FINEM VII	266,790	151,696	151,084	Quarterly	Subsidiary's investment plan
CPFL Santa Cruz	FINEM (a)	25,360	1,264	1,264	Quarterly	Subsidiary's investment plan
CPFL Leste Paulista	FINEM (a)	13,045	1,915	1,915	Quarterly	Subsidiary's investment plan
CPFL Sul Paulista	FINEM (a)	12,280	2,187	2,187	Quarterly	Subsidiary's investment plan
CPFL Jaguari	FINEM (a)	10,398	1,274	1,274	Quarterly	Subsidiary's investment plan
CPFL Mococa	CCB - Santander (a)	6,119	516	516	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	1,914	1,914	1,914	Quarterly	Machinery and equipment acquisition
CPFL Transmissão Piracicaba	FINAME (a)	7,317	3,020	3,020	Quarterly	Machinery and equipment acquisition
CPFL ESCO	FINAME (a)	461	461	461	Quarterly	Machinery and equipment acquisition
CPFL Renováveis	FINEM XXV	84,338	75,732	75,732	Monthly	Subsidiary's investment plan
Financial institution
CPFL Energia	Working capital - CCB - Santander (a)	300,000	300,000	294,383	On debt maturity	Reinforce working capital
CPFL Leste Paulista	Working capital - CCB - Banco IBM (a)	7,563	7,563	7,563	Semiannual	Reinforce working capital
CPFL Sul Paulista	Working capital - CCB - Banco do Brasil (a)	4,791	4,791	4,791	Semiannual	Reinforce working capital
CPFL Renováveis	Votorantim - promissory note (a)	50,000	50,000	50,000	On debt maturity	SPHs development
		1,412,954	931,922	924,337

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Foreign currency
		R$ thousand
Company	Bank / credit line	Total approved	2015 released	Released net of fundraising costs	Interest	Destination of the resources
Financial institutions
CPFL Energia	CCB-I - Banco Santander (a)	200,000	200,000	200,000	On debt maturity	Extend the debt profile
CPFL Energia	FRN - Banco Santander (a)	187,750	187,750	187,750	On debt maturity	Reinforce working capital
CPFL Energia	Working capital - Law 4131 - Bradesco (a)	149,208	149,208	147,865	On debt maturity	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - Banco de Tokyo Mitsubishi	142,735	142,735	141,308	Quarterly	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - BNP Paribas	63,896	63,896	63,896	Semiannual	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - Citibank	156,600	156,600	156,600	Quarterly	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - HSBC Bank	227,673	227,673	227,673	Quarterly	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - JP Morgan	203,771	203,771	203,771	Semiannual	Reinforce working capital
CPFL Paulista	Working capital - Law 4131 - Merrill Lynch	405,300	405,300	405,300	Quarterly	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - BNP Paribas	175,714	175,714	175,714	Semiannual	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - Citibank	169,837	169,837	169,837	Quarterly	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - Scotiabank	55,440	55,440	55,440	Semiannual	Reinforce working capital
CPFL Piratininga	Working capital - Law 4131 - Bank of America (a)	124,250	124,250	124,250	Quarterly	Reinforce working capital
RGE	Working capital - Law 4131 - J.P. Morgan	171,949	171,949	171,949	Semiannual	Reinforce working capital
RGE	Working capital - Law 4131 - J.P. Morgan (a)	100,000	100,000	100,000	Semiannual	Reinforce working capital
CPFL Brasil	Working capital - Law 4131 - Scotiabank	45,360	45,360	45,360	Semiannual	Reinforce working capital
Paulista Lajeado	CCB-I - Banco Itaú Unibanco (a)	35,000	35,000	35,000	Semiannual	Reinforce working capital
		2,614,482	2,614,482	2,611,712

	Total	4,027,436	3,546,404	3,536,049
(a)The agreement has no restrictive covenants

Restrictive covenants

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Some loans contracted in 2015 have the clauses related to financial indicators, which are calculated half yearly in accordance with the Financial Statement of the company:

FINEM VI - CPFL Piratininga, FINEM VII - CPFL Paulista and RGE

Maintenance, by the subsidiaries, of the following financial ratios, annual calculated:

•         Net indebtedness divided by EBITDA – maximum of 3.5

•         Net indebtedness divided by the sum of net indebtedness and Shareholder’s Equity – maximum of 0.90

FINEM XXV - CPFL Renováveis

•         Maintenance, by the subsidiary, of the debt coverage ratio (ICSD) higher than 1.3, during the contract amortization period.

Foreign currency loans - Law 4131 (Banco de Tokyo Mitsubishi, BNP Paribas, Citibank, HSBC Bank, JP Morgan, Merrill Lynch and Scotiabank) CPFL Paulista, CPFL Piratininga, RGE and CPFL Brasil

Maintenance, by the Company, of the following financial ratios, calculated semiannually:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

•         Net indebtedness divided by EBITDA – maximum of 3.75; and

•         EBITDA divided by Financial Income (Expense) - minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA, in the Company,  takes into consideration inclusion of the account consolidation based on the interest direct or indirect in the subsidiaries, associates and joint ventures (for EBITDA and for assets and liabilities).

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2014.

Company Management and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied in accordance with the latest assessment periods, June 30, 2015 and December 31, 2014, respectively.

(17)   ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		September 30, 2015				December 31, 2014
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	-	-	-	-	15,020	1,290,000	-	1,305,020

CPFL Paulista
6th Issue	Single series	22,931	-	660,000	682,931	38,673	-	660,000	698,673
7th Issue	Single series	11,096	-	505,000	516,096	24,291	-	505,000	529,291
		34,026	-	1,165,000	1,199,026	62,964	-	1,165,000	1,227,964

CPFL Piratininga
3rd Issue	Single series	-	-	-	-	7,571	260,000	-	267,571
6th Issue	Single series	3,822	-	110,000	113,822	6,446	-	110,000	116,446
7th Issue	Single series	5,163	-	235,000	240,163	11,304	-	235,000	246,304
		8,985	-	345,000	353,985	25,320	260,000	345,000	630,320

RGE
6th Issue	Single series	17,372	-	500,000	517,372	29,298	-	500,000	529,298
7th Issue	Single series	3,735	-	170,000	173,735	8,177	-	170,000	178,177
		21,107	-	670,000	691,107	37,475	-	670,000	707,475

CPFL Santa Cruz
1st Issue	Single series	3,042	-	65,000	68,042	480	-	65,000	65,480

CPFL Brasil
2nd Issue	Single series	11,330	-	228,000	239,330	2,346	-	228,000	230,346

CPFL Geração
3rd Issue	Single series	-	-	-	-	7,687	264,000	-	271,687
5th Issue	Single series	54,267	-	1,092,000	1,146,267	11,236	-	1,092,000	1,103,236
6th Issue	Single series	6,934	-	460,000	466,934	19,446	-	460,000	479,446
7th Issue	Single series	39,310	-	635,000	674,310	13,739	-	635,000	648,739
8th Issue	Single series	1,929	-	78,087	80,016	2,903	-	72,390	75,293
		102,439	-	2,265,087	2,367,526	55,012	264,000	2,259,390	2,578,401

CPFL Renováveis
1st Issue - SIIF	1st to 12nd series	2,116	38,296	478,710	519,122	798	36,640	476,329	513,767
1st Issue - PCH Holding 2	Single series	616	8,701	140,792	150,109	57,991	8,701	149,492	216,184
1st Issue - Renováveis	Single series	22,403	43,000	365,500	430,903	5,795	21,500	408,500	435,795
2nd Issue - Renováveis	Single series	359	-	300,000	300,359	9,603	-	300,000	309,603
3rd Issue - Renováveis	Single series	14,141	-	296,000	310,141	-	-	-	-
1st Issue - WF2	Single series	-	-	-	-	2,984	30,000	-	32,984
2nd Issue - WF2	Single series	26,506	132,000	-	158,506	10,582	132,000	-	142,582
1st Issue - DESA	Single series	2,195	8,750	26,250	37,195	716	-	35,000	35,716
2nd Issue - DESA	Single series	13,575	-	65,000	78,575	6,022	-	65,000	71,022
1st Issue - T16	Single series	10,740	-	277,200	287,940	-	-	-	-
1st Issue - Campos dos Ventos V	Single series	1,677	-	42,000	43,677	-	-	-	-
1st Issue - Santa Úrsula	Single series	1,230	-	30,800	32,030	-	-	-	-
		95,558	230,747	2,022,252	2,348,557	94,491	228,841	1,434,321	1,757,653

Fund raising costs(*)		-	-	(30,758)	(30,758)	-	(766)	(30,311)	(31,077)

Total		276,489	230,747	6,729,581	7,236,817	293,108	2,042,075	6,136,400	8,471,583

(*) In accordance with CPC 08/IAS 39 this refers to the fundraising costs attributable to issuance of the respective debts.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
4th Issue	Single series	129,000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108.23% of CDI	1 installment in April 2015	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12nd Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	BVP and PCH Holding fiduciary assignment of dividends
2st Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
1st Issue - WF2	Single series	12	CDI + 1.5%	CDI + 1.5%	1 installment in March 2015	Unsecured
2nd Issue - WF2	Single series	20	CDI + 2%	CDI + 2%	1 installment in November de 2015	Unsecured
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - T16	Single series	27,720	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Campos dos Ventos V	Single series	4,200	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee
1st Issue - Santa Úrsula	Single series	3,080	112.75% of CDI	116.94% of CDI	1 installment in December 2016	CPFL Renováveis guarantee

The subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais. corresponding to:
(1) 100.15% to 106.9% of CDI			(3) 108% to 108.1% of CDI
(2) 107% to 107.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

Maturity	Consolidated
From October 1, 2016	377,898
2017	1,207,546
2018	1,764,958
2019	1,906,641
2020	666,277
2021 to 2025	711,952
2026 to 2030	94,308
Total	6,729,581

Main fund-raising in the year:

			R$ thousand
Company	Issue	Issued	2015 released	Released net of fundraising costs	Interest	Destination of the resources
CPFL Renováveis - holding	3rd Issue - Single series	29,600	296,000	293,596	Semiannually	Change the debt profile and reinforce working capital
CPFL Renováveis - T16	1st Issue - Single series	27,720	277,200	275,659	Semiannually	Inflow of resources into projects
CPFL Renováveis - Campos dos Ventos V	1st Issue - Single series	4,200	42,000	41,757	Semiannually	Inflow of resources into projects
CPFL Renováveis - Santa Úrsula	1st Issue - Single series	3,080	30,800	30,618	Semiannually	Inflow of resources into projects
			646,000	641,629

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Restrictive covenants

The restrictive covenants for debentures issued in 2015, which require maintenance of certain financial ratios within pre-established parameters, are as follows:

CPFL Renováveis

Ratios measured for CPFL Renováveis:

Third issue –  CPFL Renováveis:

•         Maintaining a Net Debt/EBITDA ratio of 5.6 or less in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019 and 3.75 from 2020.

First issue – T-16 (Turbina 16 Energia)

•         Maintaining a consolidated Net Debt/EBITDA ratio of 5.6 or less in 2015.

First issue – Campos dos Ventos V Energias Renováveis

•         Maintaining a consolidated Net Debt/EBITDA ratio of 5.6 or less in 2015.

First issue – Santa Úrsula Energias Renováveis

•         Maintaining a consolidated Net Debt/EBITDA ratio of 5.6 or less in 2015.

The details of the restrictive conditions for other debentures are presented in the Financial Statements of December 31, 2014.

Company Management and its subsidiaries monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the Management of the Company and of its subsidiaries, all the restrictive covenants and clauses that are measured half-yearly and annually are adequately complied in accordance with the latest assessment periods, June 30, 2015 and December 31, 2014, respectively.

(18)   POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I -  CPFL Paulista:

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

i.      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

ii.     Mixed model, as from November 1, 1997, which covers:

•         benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes  responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary CPFL Paulista. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

II -  CPFL Piratininga:

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Pension Plan with the following characteristics:

i.      Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined-benefit plan, which concedes a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants registered up to March 31, 1998, to an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. CPFL Piratininga has full responsibility for covering the actuarial deficits of this Plan.

ii.     Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which concedes a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between CPFL Piratininga and the participants.

iii.    Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998.  This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for CPFL Piratininga. The pension plan only becomes a Defined Benefit type plan after the concession of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

- RGE:

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset management by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

- CPFL Santa Cruz:

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

- CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari:

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

- CPFL Geração:

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

18.1        Changes in the defined benefit plans:

The changes in the period in the net actuarial liability in accordance with CPC 33 (R1) are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities at of December 31, 2014	505,140	73,383	3,261	6,264	588,048
Expense (income) recognized in income statement	40,535	8,016	340	145	49,036
Sponsors' contributions transferred during the period	(73,385)	(20,478)	(1,526)	(5,351)	(100,740)
Actuarial losses (gains) by changes in the financial assumptions	(89,404)	(48,215)	766	(1,058)	(137,911)
Net actuarial liabilities at of June 30, 2015	382,886	12,706	2,841	-	398,433
Other contributions	16,035	525	93	68	16,721
Total liability	398,921	13,231	2,934	68	415,153

Current					77,315
Noncurrent					337,839

In this quarter, due to the significant change in the Brazilian macroeconomic scenario in comparison with December 31, 2014, the actuarial reports were updated to the base date of September 30, 2015 and the balances of liabilities and other comprehensive income were adjusted to reflect the new reports.

The income and expense recognized as operating cost in the actuary’s report are shown below:

	Nine months 2015
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	954	2,910	141	19	4,024
Interest on actuarial obligations	315,237	81,999	7,314	17,378	421,928
Expected return on plan assets	(275,656)	(76,893)	(7,116)	(17,252)	(376,917)
Total expense (income)	40,535	8,016	340	145	49,036

	Nine months 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	870	2,952	114	(33)	3,903
Interest on actuarial obligations	303,694	78,069	6,939	20,811	409,513
Expected return on plan assets	(274,290)	(75,036)	(7,095)	(20,971)	(377,392)
Effect of the limit on the assets to be accounted for	-	-	99	-	99
Total expense (income)	30,274	5,984	57	(192)	36,123

As mentioned above, due to the changes in the Brazilian macroeconomic scenario, the actuarial reports were updated to September 2015. The estimated expense and revenue to be recorded in the fourth quarter of 2015 are shown below:

	4th quarter 2015 - estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Service cost	230	823	19	(108)	964
Interest on actuarial obligations	110,229	28,425	2,629	8,319	149,602
Expected return on plan assets	(99,871)	(28,519)	(2,575)	(8,683)	(139,648)
Effect of the limit on the assets to be accounted for	-	-	-	232	232
Total expense (income)	10,588	729	73	(240)	11,150

The principal assumptions taken into consideration in the actuarial calculation were , based on the actuarial reports prepared for the period of nine months ended on September 30, 2015 and for the fiscal years ended on December 31, 2014 and 2013 financial statements, as follows:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

	September 30, 2015	December 31, 2014	December 31, 2013

Nominal discount rate for actuarial liabilities:	12.56% p.a.	11.46% p.a.	11.72% p.a.
Nominal return rate on plan assets:	12.56% p.a.	11.46% p.a.	11.72% p.a.
Estimated rate of nominal salary increase:	8.15% p.a.	8.15% p.a.	7.10% p.a.
Estimated rate of nominal benefits increase:	0.0% p .a.	0.0% p .a.	0.0% p .a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	5.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	AT-83
Biometric table for the onset of disability:	Low light	Low light	Mercer Disability
Expected turnover rate:	ExpR_2012*	ExpR_2012*	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with uniform aggravation of 15% between the ages of 30 and 40, and null from 45 years of age

(19)   REGULATORY CHARGES

	Consolidated
	September 30, 2015	December 31, 2014
Fee for the use of water resources	1,722	1,676
Global reverse fund - RGR	16,007	15,993
ANEEL inspection fee	1,807	1,553
Energy development account - CDE (notes 26.6)	953,527	24,570
FUST and FUNTEL	2	2
Other consumer charges	505,854	-
Total	1,478,920	43,795

Energy development account – CDE – Refers to (i) annual quota of CDE to 2015 amounting R$ 803,024 (R$ 24,570 at December 31, 2014); (ii) quota intended to the resources from CDE from January 2013 to January 2014 amounting R$ 90,768 and (iii) quota intended to the resources from the regulated market account (ACR) from February 2014 to December 2014, amounting R$ 59,735. The subsidiary CPFL Piratininga offset CDE Accounts Payable (Note 11) and accounts receivable – CDE contribution in September 2015, as the receipt of payment of R$ 80,051 from Eletrobrás was issued on September 25, 2015. The other distribution subsidiaries received the receipt of payment by Eletrobrás on October 1, 2015, and therefore reconciled the accounts in October 2015, as mentioned in Note 35.2.

Other consumer charges – Mainly refers to the amount to be transferred to the main account features tariff flag ("CCRBT") (note 26.5).

(20)   TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	September 30, 2015	December 31, 2014
Current
ICMS (State VAT)	402,304	266,489
PIS (tax on revenue)	28,828	15,096
COFINS (tax on revenue)	133,439	69,701
IRPJ (corporate income tax)	38,404	35,304
CSLL (social contribution tax)	17,414	22,242
Other	26,167	27,434
Total	646,556	436,267

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2015		December 31, 2014
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	190,918	75,880	125,472	82,857

Civil
Various	187,417	118,340	189,857	120,696

Tax
FINSOCIAL	29,298	82,641	27,585	77,576
Income tax	134,626	869,446	120,054	829,589
Other	22,977	52,961	19,533	51,755
	186,901	1,005,048	167,172	958,920

Other	20,251	654	25,650	4

Total	585,486	1,199,922	508,151	1,162,477

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	At December 31, 2014	Addition	Reversal	Payment	Monetary restatement	At September 30, 2015
Labor	125,472	145,716	(50,322)	(42,687)	12,738	190,918
Civil	189,857	90,127	(34,984)	(84,790)	27,206	187,417
Tax	167,172	18,089	(2,327)	(5,447)	9,415	186,901
Other	25,650	3,255	-	(10,032)	1,378	20,251
	508,151	257,187	(87,633)	(142,956)	50,737	585,486

The provision for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2014.

Possible losses

The Company and its subsidiaries are parties to other suits in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. Consequently, no provision has been established for these. The claims relating to possible losses, at September 30, 2015, were as follows: (i) R$ 687,202 labor (R$ 459,303 at December 31, 2014) related mainly to workplace accidents, risk premium, overtime, etc.; (ii) R$ 542,580 civil (R$ 481,575 at December 31, 2014) are related mainly to bodily injury, environmental impacts and tariff increases; and (iii) R$ 3,543,367 tax (R$ 3,216,981 at December 31, 2014), related mainly to ICMS, FINSOCIAL, PIS and COFINS and Income taxes, being one of the main claims the deductibility of the expense recognized in 1997 in relation to the commitment assumed for the pension plan of the employees of the subsidiary CPFL Paulista with Fundação CESP estimated amounting R$ 1,051,177, for which CPFL Paulista has a linked escrow deposit of R$ 732,111 and (iv) R$ 63,468 regulatory at September 30, 2015 (R$ 39,739 at December 31, 2014).

The possible regulatory loss mainly includes the collection of the system service charge - ESS, established in the CNPE Resolution 03 of March 6, 2013. In relation to which, through the Brazilian Association of Independent Electric Energy Producers - APINE and the Brazilian Association for Generation of Clean Energy - ABRAGEL, the Company's subsidiaries and joint ventures obtained an injunction suspending collection of the charge.  The Company's legal counsel classified the risk of loss as possible.  The total amount of the risk is R$ 28,652, manly related to for the subsidiaries CPFL Brasil (R$ 6,122), CPFL Renováveis (R$ 12,642), Ceran (R$ 7,926), and Paulista Lajeado (R$ 1,651).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The decision of the High Court of Justice (TST), ruling that labor debts in the Labor Court should be adjusted in accordance with the Extended National Consumer Price Index (IPCA-E), was published on August 14, 2015, effective from June 30, 2009.  In view of the situation, a Constitutional Objection with a an application for an injunction was filed with the STF, requesting suspension of the effect of the decision handed down by the TST The Federal Supreme Court (STF). On October 14, 2015, the Federal Supreme Court (STF) handed down a decision approving the request for an injunction to suspend the effects of the TST's decision and the single scale published by the CSJT, and also ordering the TST to provide the necessary clarification. Management of the Company and its subsidiaries therefore classify the chances of losses as possible. Pending further definition by the Judiciary, the amounts involved cannot yet be estimated with reasonable accuracy.

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent the best estimate.

(22)   PUBLIC UTILITIES

	Consolidated
Company	September 30, 2015	December 31, 2014	Number of remaining installments
CERAN	89,029	84,992	246

Current	4,343	4,000
Non current	84,686	80,992

(23)   OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Noncurrent
	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Consumers and concessionaires	59,441	49,710	-	-
Energy efficiency program - PEE	274,456	267,123	35,437	13,370
Research & Development - P&D	86,096	105,125	28,222	12,389
National scientific and technological development fund - FNDCT	2,385	1,469	3	-
Energy research company - EPE	1,192	734	-	-
Fund of reversal	-	-	17,750	17,750
Advances	143,727	85,683	26,460	23,849
Provision for socio-environmental costs and decommissioning of assets	-	-	53,068	49,938
Payroll	9,647	12,232	-	-
Profit sharing	33,082	55,659	7,413	7,413
Collections agreement	122,556	91,889	-	-
Guarantees	-	-	29,268	31,479
Advance CDE	67,615	35,053	-	-
Business combination	44,460	70,419	-	16,152
Other	45,063	60,844	2,883	11,425
Total	889,721	835,941	200,506	183,766

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(24)   SHAREHOLDER’S EQUITY

The shareholders’ interest in the Company’s equity as of September 30, 2015 and December 31, 2014 are shown below:

	Number of shares
	September 30, 2015		December 31, 2014
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	262,698,037	26.45	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00	477,700	0.05
Camargo Correa S.A.	26,764	0.00	837,860	0.09
ESC Energia S.A.	234,086,204	23.57	234,092,930	24.33
Bonaire Participações S.A.	1,238,334	0.12	1,200,000	0.12
Energia São Paulo FIA	146,463,379	14.75	141,929,430	14.75
Fundação Petrobras de Seguridade Social - Petros	1,816,119	0.18	1,759,900	0.18
Fundação Sistel de Seguridade Social	-	-	19,500	0.00
BNDES Participações S.A.	66,914,177	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,552,110	1.67	16,039,720	1.67
Brumado Holdings Ltda.	35,604,273	3.59	34,502,100	3.59
Members of the Board of Directors	-	-	800	0.00
Members of Executive Board	105,672	0.01	102,300	0.01
Other shareholders	197,753,114	19.91	177,899,650	18.49
Total	993,014,215	100.00	962,274,260	100.00

Capital increase and bonus shares to shareholders approval - EGM

With a view to reinforcing the Company's capital structure, the Extraordinary General Meeting of April 29, 2015 approved the capitalization of the balance of the statutory - working capital improvement by issuing new shares to the shareholders, amounting R$ 554,888, 30,739,955 common shares were issued, whose distribution was issued to shareholders, as a bonus shares, pursuant to Article 169 of Law 6,404 / 76.

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2014.

(25)   EARNINGS PER SHARE

Earnings per share – basic and diluted

Calculation of the basic and diluted earnings per share for the quarters and nine months ended in September 30, 2015 and 2014 was based on the net income attributable to controlling shareholders and the average weighted number of common shares outstanding during the periods. For the diluted earnings per share, it was considered the dilutive effects of instruments convertible into shares, as shown below:

	2015				2014
	3rd quarter		Nine months		3rd quarter		Nine months
Numerator
Net income attributable to controlling shareholders	267,613		560,763		96,041		437,171
Denominator
Weighted average shares outstanding during the period	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)
Net income per share - basic	0.27		0.56		0.10		0.44

Numerator
Net income attributable to controlling shareholders	267,613		560,763		96,041		437,171
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(8,109)		(9,297)		(9,190)		(10,142)
Net income attributable to the Controlling Shareholders	259,504		551,466		86,851		427,030

Denominator
Weighted average shares outstanding during the period	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)	993,014,215	(**)
Net income per share - diluted	0.26		0.56		0.09		0.43
(*)Proportional to the percentage of the Company's interest in the subsidiary in each period presented

(**) Takes into account the event of April 29, 2015, related to the capital increase by the issuance of 30,739,955 shares (Note 24). According to CPC 41/IAS 33, when the number of shares increases, without an increase in funds, the number of shares is adjusted as if the event had occurred at the beginning of the least recent period presented.

The dilutive effect of the numerator in the calculation of diluted earnings per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly subsidiary CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would have been converted into common shares of each subsidiary at the beginning of the period.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The effects determined on the denominator of the indirect subsidiary CPFL Renováveis of the calculation of diluted profit per share as a result of the subsidiary´s share based payment were considered anti-dilutive at the quarters and nine months ended by September 30, 2015 and 2014. These effects were therefore not taken into consideration in the calculation for the periods.

(26)   OPERATING REVENUE

	Consolidated
	2015		2014
Revenue from electric energy operations	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	2,436,370	7,143,389	1,626,033	4,761,547
Industrial	1,435,735	4,076,963	995,438	2,818,314
Commercial	1,283,248	3,802,990	834,907	2,497,042
Rural	207,657	545,181	134,368	359,405
Public administration	172,381	505,307	117,728	341,688
Public lighting	152,119	394,125	83,343	229,456
Public services	235,353	643,284	147,162	416,478
(-) Revenue of excess and surplus revenue of reactive, transfer	(22,212)	(70,995)	(19,425)	(60,716)
Billed	5,900,651	17,040,242	3,919,553	11,363,213
Unbilled (net)	92,965	165,215	21,949	46,217
Emergency charges - ECE/EAEE	-	3	1	1
(-) Transfer to network usage charge - TUSD - captive consumers	(2,083,257)	(5,811,271)	(1,355,686)	(3,991,469)
Electricity sales to final consumers	3,910,359	11,394,189	2,585,817	7,417,962

Furnas Centrais Elétricas S.A.	123,281	362,185	119,506	358,323
Other concessionaires and licensees	600,918	1,633,991	485,880	1,194,153
(-) Transfer to network usage charge - TUSD - captive consumers	(12,157)	(34,250)	(10,644)	(30,397)
Current electric energy	87,281	734,527	303,737	718,086
Electricity sales to wholesaler´s	799,324	2,696,453	898,480	2,240,165

Revenue due to network usage charge - TUSD - captive consumers	2,095,414	5,845,521	1,366,329	4,021,867
Revenue due to network usage charge - TUSD - free consumers	532,612	1,420,249	246,682	728,299
(-) Revenue of excess and surplus revenue of reactive, transfer	(4,859)	(16,759)	(3,848)	(13,351)
Revenue from construction of concession infrastructure	252,049	767,769	230,253	636,053
Sector financial asset and liability (Note 8)	727,814	2,311,969	-	-
Resources provided by the energy development account - CDE	251,969	661,261	194,061	569,358
Other revenue and income	80,365	253,282	93,693	396,854
Other operating revenues	3,935,365	11,243,293	2,127,170	6,339,081
Total gross revenues	8,645,047	25,333,935	5,611,467	15,997,208

Deductions from operating revenues
ICMS	(1,174,121)	(3,409,243)	(772,607)	(2,253,542)
PIS	(136,124)	(395,455)	(83,299)	(234,007)
COFINS	(627,346)	(1,821,893)	(383,701)	(1,078,243)
ISS	(1,928)	(5,830)	(1,927)	(5,229)
Global reversal reserve - RGR	(636)	(1,893)	(593)	(1,769)
Energy development account - CDE	(1,171,424)	(2,740,100)	(73,711)	(197,866)
Research and development and energy efficiency programs	(37,631)	(116,167)	(29,267)	(88,733)
PROINFA	(21,004)	(68,914)	(24,387)	(74,839)
Other consumer charges / Emergency charges - ECE/EAEE	(501,159)	(1,337,281)	(1)	(1)
IPI	-	(3)	-	(10)
FUST and FUNTEL	(7)	(17)	-	-
Inspection fee	(6,497)	(17,350)	-	-
	(3,677,875)	(9,914,147)	(1,369,492)	(3,934,240)
Net revenue	4,967,172	15,419,789	4,241,976	12,062,968

	Consolidated
	2015		2014
Revenue from electric energy operations - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	3,761	12,071	3,964	12,325
Industrial	3,142	9,574	3,551	10,524
Commercial	2,089	6,847	2,162	6,973
Rural	559	1,604	598	1,718
Public administration	297	933	302	949
Public lighting	417	1,228	412	1,213
Public services	449	1,346	462	1,402
Billed	10,713	33,602	11,451	35,103
Own consumption	8	24	8	25
Electricity sales to final consumers	10,720	33,627	11,459	35,128

Furnas Centrais Elétricas S.A.	763	2,263	763	2,263
Other concessionaires and licensees	2,987	8,095	2,519	6,840
Current electric energy	849	2,567	796	1,718
Electricity sales to wholesaler´s	4,599	12,925	4,078	10,821
(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

	Consolidated
Number of consumers (*)	September 30, 2015	June 30, 2014
Consumer class
Residential	6,870,146	6,691,946
Industrial	56,015	57,602
Commercial	476,009	486,163
Rural	244,146	246,361
Public Administration	51,226	50,408
Public Lighting	10,249	9,874
Public Services	8,322	8,172
Total	7,716,113	7,550,526
(*) Information not reviewed by the independent auditors

26.1        Adjust of revenue of excess and surplus revenue of reactive:

The information on accounting and background is provided in Note 27.1 to the December 31, 2014 financial statements.

26.2        Periodic tariff review (“RTP”) and Annual tariff review  (“RTA”):

		2015		2014
Distributor	Month	RTP / RTA	Effect perceived by consumers (a)	RTP / RTA	Effect perceived by consumers (a)
CPFL Paulista	April	41.45%	4.67%	17.18%	17.23%
CPFL Piratininga	October	56.29%	21.11%	19.73%	22.43%
RGE	June	33.48%	-3.76% (c)	21.82%	22.77%
CPFL Santa Cruz	February	34.68%	27.96%	14.86%	26.00%
CPFL Leste Paulista	February	20.80%	24.89%	-7.67%	-5.32%
CPFL Jaguari	February	38.46%	45.70%	-3.73%	3.70%
CPFL Sul Paulista	February	24.88%	28.38%	-5.51%	0.43%
CPFL Mococa	February	23.34%	29.28%	-2.07%	-9.53%

a)     Represents the average effect perceived by consumers, in accordance with ANEEL resolutions, as a result of elimination from the tariff base of financial components added in the annual review for the previous year (not reviewed by the independent auditors).

b)    In October 2015, occurred the annual tariff review for the subsidiary CPFL Piratininga. (Note 35.1)

c)     The perception of consumers is in comparison to the extraordinary tariff review. (Note 26.3)

26.3        Extraordinary Tariff Review (“RTE”):

On February 27, 2015, ANEEL approved the result of the Extraordinary Tariff Review - RTE with the objective of re-establishing the tariff coverage of the electric energy distributors in view of the significant increase in the 2015 CDE quota and the cost of purchasing energy (tariff and exchange variations from Itaipu and auction of existing energy and adjustments). With Resolution 1870, of April 07, 2015, ANEEL corrected the RTE result of February 27, 2015 of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Santa Cruz. The objective was to change the amount of the monthly CDE quotas - energy in relation to the ACR account, used for amortization of credit transactions contracted by the CCEE in managing the ACR account. The tariffs resulting from this RTE are effective from April 8, 2015 to the date of each distributor's next tariff adjustment or review.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The impact for consumers in the distribution subsidiaries' concession areas are as follows:

	Average effect perceived by consumers (*)
Distributors	Total	Group A	Group B
CPFL Paulista	32.28%	40.05%	27.27%
CPFL Piratininga	29.78%	40.49%	21.47%
RGE	37.16%	43.46%	33.04%
CPFL Santa Cruz	5.16%	5.70%	4.86%
CPFL Leste Paulista	14.52%	20.06%	12.39%
CPFL Jaguari	16.80%	18.48%	13.25%
CPFL Sul Paulista	17.02%	32.42%	9.09%
CPFL Mococa	11.81%	18.22%	9.48%

(*) Not reviewed by the independent auditors

26.4        Resources provided by the Energy Development Account – CDE:

Law 12,783, of January 11, 2013, determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. ANEEL also published order 773, of March 27, 2015, fixing the amounts of the regulated market account (ACR) funds passed on to the distribution subsidiaries for the accrual periods November and December 2014.

Income of R$ 661,261 was recorded in the nine months ended in September 30, 2015 (R$ 569,382 in the nine months ended in September 30, 2014), being (i) R$ 48,593 for the low income subsidy (R$ 57,174 in the nine months ended in September 30, 2014) and (ii) R$ 612,668 for other tariff discounts (R$ 512,208 in the nine months ended in September 30, 2014). These items were accounted against accounts receivable – Resources provided by the Energy Development Account – CDE (note 11) and accounts payable – CDE (note 23).

26.5        Tariff flags

The Tariff Flag system was created by Normative Resolution nº 547/2013, and came into effect on January 1, 2015. This mechanism may reflect the actual cost of the electric energy generation conditions in Brazil, particularly in relation to thermal generation, ESS related to energy security, hydrological risk and involuntary exposure of the electric energy distributors. The green flag indicates favorable conditions and the tariff is not increased. The yellow flag indicates less favorable conditions and the red flag is used in more costly conditions, with increases of R$ 2.50  and R$ 5.50, respectively, (pre-taxes on sales) for every 100 KWh consumed, these amounts were increased by Homologation Resolution nº 1.859/15, from March 1, 2015. The value of the red flag changed to R$ 4.50 per 100 KWh consumed from September 1, 2015, in accordance with REH 1945/2015.

In the nine months ended in September 30, 2015 the distribution subsidiaries billed its consumers R$ 1,337,281 for Tariff Flag. After ratification by ANEEL, R$ 690,452 of this amount was used to offset part of the sector financial asset (Note 8), R$ 141,503 was passed through to the Tariff Flag Resources Centralization Account (Conta Centralizadora dos Recursos de Bandeiras Tarifárias), created by Decree 8401/2015 and managed by the CCEE, and R$ 505,324 is still outstanding and recorded in liabilities – regulatory rates (Note 19).

Furthermore, the CCRBT, created by Decree 8401/2015 and managed by the CCEE, approved the amount receivable of R$ 77,337 to the subsidiary RGE, received in full by September 30, 2015.

26.6        Energy Development Account - CDE

In Resolution 1857, of February 27, 2015, ANEEL established the final annual CDE quotas for 2015, as well as the receipt of the resources passed on to the electric energy distribution concessionaires for the period January 2013 to January 2014, (Note 27), which should be collected from consumers and passed on to the CDE account in five years as from the 2015 RTE. In Resolution 1863, of March 31, 2015, ANEEL also established the quota for amortization of the ACR account (Note 27), with collection and pass through to the CDE Account, based on the ordinary 2015 tariff process (RTA or RTP).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(27)   COST OF ELECTRIC ENERGY

	Consolidated
	2015		2014
Electricity purchased for resale	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	788,717	2,062,039	345,929	1,018,014
Current electric energy	80,652	739,637	143,957	2,359,607
PROINFA	66,101	191,799	66,849	198,699
Energy purchased of bilateral contracts and through action in the regulated market	2,028,996	7,139,727	2,477,523	6,561,024
Resources provided by the energy development account - CDE/CCEE	-	-	(205,400)	(2,180,110)
Credit of PIS and COFINS	(272,348)	(925,591)	(250,895)	(718,227)
Subtotal	2,692,119	9,207,611	2,577,963	7,239,007

Electricity network usage charge
Basic network charges	197,997	642,664	211,696	506,516
Transmission from Itaipu	13,101	38,736	10,491	27,798
Connection charges	15,017	38,409	11,205	33,699
Charges of use of the distribution system	8,062	29,326	8,283	24,197
System service charges - ESS	161,620	407,081	(152,096)	(151,320)
Reserve energy charges - EER	95,960	95,960	-	10,898
Resources provided by the energy development account - CDE	-	-	-	(12)
Credit of PIS and COFINS	(43,833)	(110,206)	(6,687)	(37,278)
Subtotal	447,923	1,141,970	82,893	414,499

Total	3,140,041	10,349,581	2,660,856	7,653,506

	Consolidated
	2015		2014
Electricity purchased for resale - in GWh (*)	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	2,579	7,669	2,630	7,783
Current electric energy	400	2,623	446	4,115
PROINFA	247	761	267	749
Energy purchased of bilateral contracts and through action in the regulated market	10,912	32,558	11,108	31,293
Total	14,138	43,612	14,451	43,940

(*) Not reviewed by the independent auditors

27.1 Resources provided by the CDE/CCEE – Law 12,783/2013, Decrees 7,945/2013, 8,203/2014, 8,221/2014 and Order 3,998/2014:

As described in note 28 to the financial statements of December 31, 2014, Law 12783/2013, Decree 7,945/2013, amended by Decree 8,203/2014 and further by Decree 8,221/2014 made certain changes in the contracting of energy and the objectives of the Energy Development Account - CDE charge, and also included: (i) pass-through of CDE funds to the distribution concessionaires in relation to the exposure in the hydrologic risk,  involuntary exposure, ESS – Energy Security, CVA ESS and Energy for the year of 2013 and January 2014; (ii) pass-through to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014 to December 2014. Additionally, Order 3,998 of September 30, 2014 included the hydrological risk of the renewed energy quotas as involuntary exposure, from July 2014.

The resources provided by the CDE recognized in the nine months ended in September 30, 2014 are shown in the following table, per distributor controlled by the Company:

	Nine months 2014
	Electricity purchased for resale			Electricity network usage charge	Total
	Involuntary exposure	Quotas and hydrological risk	Electricity purchased - regulated market	System service charges - ESS
CPFL Paulista	726,024	(6,241)	236,075	6	955,864
CPFL Piratininga	390,313	(357)	318,252	2	708,210
CPFL Santa Cruz	61,393	(17)	19,751	1	81,128
CPFL Leste Paulista	6,576	(8)	-	-	6,568
CPFL Sul Paulista	6	(7)	200	-	199
CPFL Jaguari	142	(48)	320	-	414
CPFL Mococa	-	(5)	-	-	(5)
RGE	389,209	(98)	38,630	3	427,744
Total	1,573,663	(6,781)	613,228	12	2,180,122

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

27.2 Generating Scaling Factor (“GSF”)

Court Decision 2015-A ("Preliminary Injunction") Injunction

In the name of its associates, which include the subsidiaries CERAN and CPFL Renováveis, CPFL Jaguari Geração and the joint venture Chapecoense (BAESA and ENERCAN were represented by the subsidiary CPFL Geração), the Brazilian Association of Independent Electric Energy (Associação Brasileira dos Produtores Independentes de Energia Elétrica - APINE) filed a suit against ANEEL requiring it to order the CCEE to adjust the accounting for the amounts of electric energy allocated to the hydropower plants of its associates, as from January 2014. The main focus of this suit is to suspend recording of the costs incurred by the hydroelectric power generators caused by application of the GSF, as the frustration of hydropower generation in the current scenario is due as much to the structural order as to the present situation. The main aim of this suit is assurance of the right to electric energy equivalent to 100% (one hundred percent), or at least 95% (ninety-five percent) of the physical guarantee level of their hydropower plants included in the Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE).

The GSF index expresses the ratio of the total energy produced by the hydropower plants included in the MRE to the plants' physical guarantees. From 2005 to 2012, the MRE's annual GSF was above 100%, with no cost for the hydropower generators. This situation started to change in 2013 and worsened in 2014, when the ratio was below 100% throughout the year. The amounts recorded for 2015 ranged from 78.3% to 82.5%. A GSF below 100% imposed an adjustment to the generators' physical guarantees in the ambit of the MRE, which is lower than the amount of their energy commercialization agreements and obliges them to purchase the energy shortfall at the free market price

Judgment 2015-A ("Injunction") was handed down on July 1, 2015, ruling that, pending judgment of the aforementioned lawsuit, ANEEL should abstain from calculating and recording the GSF in relation to the companies represented by APINE, if the total MRE generation is lower than the plants' physical guarantees. The effects of this injunction ensure that financial settlement of the amounts will not be necessary, and relate to the months from May 2015. The amount recorded in the suppliers account at September 30, 2015, set against the cost of electric energy purchased for resale, is R$ 65,476 for the subsidiaries Ceran, CPFL Renováveis and CPFL Jaguari Geração. This matter also has an effect of R$ 69,016 (net of tax effects) recorded in equity pick-up in relation to the joint ventures BAESA, ENERCAN and Chapecoense.

Provisional Measure 688, of August 18, 2015 ("MP 688")

MP 688, which provides the option for renegotiation of the hydrological risk for generation of electric energy was published on August 18, 2015 and comes into effect on January 1, 2015.

MP 688 rules that the GSF risk for the Regulated Market (Ambiente de Contratação Regulada - “ACR”) will be covered by the Centralizing Account for Tariff Flag Resources against payment of a risk premium by the electricity generators.

For 2015, the generation agents which accept to the MP 688 will be compensated for the profit or loss from GSF deducted from settlement of the secondary energy and the agreed risk premium, for energy contracted in the ACR in 2015. This reimbursement will happen by deferral of payment of the premium and application of a discount, defined by ANEEL. If the remaining term of the energy sale contract of certain agents which accept to the MP 688  is insufficient to allow for compensation, it will be conceded an extend the term of the concessions in force.

The amount of the hydrological risk tied to the energy contracted in the Free Market ("ACL") will be renegotiated through assumption by the generation agents of rights and obligations linked to the reserve energy in accordance with the following conditions: (i) payment by the hydropower generators of a risk premium to be contributed to the Energy Reserve Account (Conta de Energia de Reserva – CONER); (ii) voluntary contracting by the generation agents of a specific generation capacity reserve for mitigation of the hydrological risk, which may be established by the MME; and (iii) compensation for the difference between the income and costs associated to the reserve energy by extension of the term of the concessions in force, restricted to 15 years.

Similarly, for the year of 2015, the generation agents will be compensated for the profit or loss from GSF deducted from settlement of the secondary energy and the agreed risk premium. They will be compensated by extension of the concession term, with the option of entering into an energy contract in the Regulated market, to coincide with the extension.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The Provisional Measure 688 makes application of the renegotiation conditional on withdrawal of the lawsuit and of any claim to rights on which it is based.

The CPFL Group is awaiting the conclusions of the Public Hearing launched by ANEEL, as the Agency still has to regulate the risk premium and other items foreseen in the PM 688, as well as the measure's conversion into law. Once the conclusions have been reached, the Group will assess the financial impacts and decide whether or not to accept renegotiate the hydrological risk.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(28)   OPERATING COSTS AND EXPENSES COST OF ELECTRIC ENERGY

	Parent company
	Operating expense
	General
	2015		2014
	3rd quarter	Nine months	3rd quarter	Nine months
Personnel	5,230	15,411	4,313	12,340
Materials	21	50	6	10
Outside services	1,534	5,537	650	3,025
Depreciation and amortization	43	123	43	130
Other	1,333	2,302	795	1,618
Leases and rentals	38	109	36	104
Publicity and advertising	44	91	23	151
Legal, judicial and indemnities	1,052	1,585	390	556
Donations, contributions and subsidies	-	46	292	622
Other	199	471	54	186
Total	8,161	23,422	5,806	17,123

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

	Consolidated
	3rd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Personnel	147,233	129,918	-	1	32,523	28,083	57,673	55,358	-	-	237,429	213,360
Employee pension plans	16,347	12,045	-	-	-	-	-	-	-	-	16,347	12,045
Materials	34,134	28,160	175	72	1,371	1,267	3,016	1,819	-	-	38,696	31,318
Outside services	49,687	43,013	482	666	32,655	25,798	59,910	57,544	-	-	142,734	127,021
Depreciation and amortization	224,240	186,595	-	-	5,415	7,927	19,742	18,886	-	-	249,397	213,407
Costs related to infrastructure construction	-	-	251,887	230,253	-	-	-	-	-	-	251,887	230,253
Other	14,388	13,434	(4)	(3)	46,420	30,565	42,639	38,419	65,041	85,984	168,484	168,399
Collection charges	-	-	-	-	14,226	13,800	-	-	-	-	14,226	13,800
Allowance for doubtful accounts	-	-	-	-	31,644	14,773	-	-	-	-	31,644	14,773
Leases and rentals	7,527	7,233	-	-	2	-	3,864	2,566	-	-	11,393	9,800
Publicity and advertising	89	185	-	-	11	8	3,102	4,199	-	-	3,202	4,391
Legal, judicial, indemnities and penalties	-	-	-	-	-	-	47,595	28,869	-	-	47,595	28,869
Donations, contributions and subsidies	-	-	-	-	5	1,645	-	945	-	-	5	2,590
Inspection fee	-	-	-	-	-	-	-	-	-	4,815	-	4,815
Loss (gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	239	7,629	239	7,629
Intangible of concession amortization	-	-	-	-	-	-	-	-	64,882	73,541	64,882	73,541
Financial compensation for water resources utilization	4,040	3,396	-	-	-	-	-	-	-	-	4,040	3,396
Other	2,733	2,619	(4)	(3)	533	339	(11,922)	1,840	(80)	-	(8,740)	4,795
Total	486,029	413,163	252,540	230,989	118,385	93,640	182,980	172,027	65,041	85,984	1,104,974	995,803

	Consolidated
	Nine months
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Personnel	437,814	386,720	-	2	93,470	81,545	167,602	157,269	-	-	698,886	625,537
Employee pension plans	49,036	36,123	-	-	-	-	-	-	-	-	49,036	36,123
Materials	94,824	78,853	464	523	3,395	3,333	7,139	5,412	-	-	105,822	88,121
Outside services	138,408	121,762	1,265	1,739	93,840	81,399	179,228	167,691	-	-	412,743	372,591
Depreciation and amortization	637,831	552,410	-	-	20,975	24,154	60,199	55,143	-	-	719,004	631,706
Costs related to infrastructure construction	-	-	766,605	636,053	-	-	-	-	-	-	766,605	636,053
Other	44,860	40,592	(7)	(7)	138,105	107,443	207,497	135,391	261,077	267,037	651,531	550,455
Collection charges	-	-	-	-	42,603	40,370	-	-	-	-	42,603	40,370
Allowance for doubtful accounts	-	-	-	-	94,109	61,005	-	-	-	-	94,109	61,005
Leases and rentals	23,210	21,929	-	-	-	-	12,592	9,697	-	-	35,802	31,625
Publicity and advertising	157	560	-	-	34	90	7,508	11,230	-	-	7,699	11,880
Legal, judicial, indemnities and penalties	-	-	-	-	-	-	197,169	108,304	-	-	197,169	108,304
Donations, contributions and subsidies	-	-	-	-	16	4,890	223	2,984	-	-	239	7,875
Inspection fee	-	-	-	-	-	-	-	-	-	16,041	-	16,041
Loss (gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	27,704	31,170	27,704	31,170
Intangible of concession amortization	-	-	-	-	-	-	-	-	233,574	219,025	233,574	219,025
Financial compensation for water resources utilization	10,250	9,916	-	-	-	-	-	-	-	-	10,250	9,916
Other	11,243	8,186	(7)	(7)	1,342	1,089	(9,995)	3,175	(202)	800	2,381	13,243
Total	1,402,773	1,216,460	768,327	638,310	349,785	297,875	621,666	520,905	261,077	267,037	3,403,628	2,940,586

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(29)   FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2015		2014		2015		2014
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Financial income
Income from financial investments	20,520	48,774	34,189	86,666	117,584	331,804	114,279	322,483
Arrears of interest and fines	2	3	-	-	56,540	151,868	36,035	108,056
Restatement of tax credits	3,251	3,334	-	1,456	4,903	12,016	6,057	15,903
Restatement of escrow deposits	10	25	7	7	23,137	61,440	16,039	56,991
Monetary and exchange adjustment	-	-	-	-	41,044	79,839	1,050	45,138
Adjustment to expected cash flow (note 10)	-	-	-	-	124,912	262,644	(20,824)	48,777
Discount on purchase of ICMS credit	-	-	-	-	1,880	9,504	1,212	3,359
PIS and COFINS on other financial income	(1,219)	(1,219)	-	-	(19,277)	(19,277)	0	0
PIS and COFINS on interest on shareholders' equity	-	(5,766)	-	-	-	(5,766)	-	-
Restatement of sector financial asset	-	-	-	-	54,799	97,902	-	-
Other	1,536	4,523	1,278	2,756	15,391	55,507	16,839	47,466
Total	24,099	49,674	35,474	90,887	420,915	1,037,481	170,686	648,172

Financial expense
Debt charges	(11,568)	(48,455)	(37,371)	(105,013)	(440,368)	(1,266,015)	(396,355)	(1,135,388)
Monetary and exchange variations	(5,519)	(12,776)	(32)	(28)	(290,587)	(561,883)	(96,307)	(226,275)
Restatement of sector financial liability	-	-	-	-	461	(1,348)	-	-
(-) Capitalized borrowing costs	-	-	-	-	19,026	28,790	2,009	16,286
Public utilities	-	-	-	-	(3,412)	(10,152)	(553)	(7,495)
Other	(1,299)	(4,676)	(1)	(245)	(52,571)	(126,897)	(54,461)	(117,229)
Total	(18,385)	(65,906)	(37,403)	(105,286)	(767,451)	(1,937,505)	(545,666)	(1,470,101)

Net financial income (expense)	5,714	(16,232)	(1,929)	(14,400)	(346,537)	(900,024)	(374,980)	(821,929)

Interest was capitalized at an average rate of 10.02% p.a. in the nine months ended in September 30, 2015 (8.42% p.a. in the nine months ended in September 30, 2014) on qualifying assets, in accordance with CPC 20(R1) and IAS 23.

In the expense of monetary and exchange variations includes the effects of gains of R$ 1,788,264 in the nine months ended in September 30, 2015 (loss of R$ 1,784 in the nine months ended in September 30, 2014) on derivative instruments (note 33).

(30)   SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 show the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
Nine months 2015
Net revenue	12,739,346	436,812	881,921	1,280,422	80,130	1,157	-	15,419,789
(-) Intersegment revenues	16,765	283,277	265,727	34,789	170,429	-	(770,987)	-
Income from electric energy service	963,609	381,407	232,140	91,833	19,926	(22,336)	-	1,666,580
Financial income	746,902	76,720	99,046	28,478	38,314	48,021	-	1,037,481
Financial expense	(989,772)	(412,611)	(435,250)	(27,572)	(6,410)	(65,891)	-	(1,937,505)
Income (loss) before taxes	720,740	170,501	(104,064)	92,740	51,831	(40,206)	-	891,541
Income tax and social contribution	(281,137)	(14,750)	(27,257)	(32,179)	(11,938)	(11,509)	-	(378,770)
Net income (loss)	439,602	155,752	(131,321)	60,561	39,893	(51,715)	-	512,771
Total assets (**)	20,852,813	4,490,913	11,816,913	604,261	899,769	1,193,199	-	39,857,867
Capital expenditures and other intangible assets	612,642	2,574	287,131	1,219	27,274	548	-	931,388
Depreciation and amortization	(441,426)	(99,089)	(397,162)	(3,521)	(11,244)	(136)	-	(952,579)

Nine months 2014 (***)
Net revenue	9,479,425	572,661	669,601	1,255,503	85,745	33	-	12,062,968
(-) Intersegment revenues	13,491	294,135	302,033	279,849	136,360	-	(1,025,868)	-
Income from electric energy service	734,395	402,205	142,152	182,060	25,132	(17,069)	-	1,468,876
Financial income	388,009	64,207	70,831	22,074	12,166	90,885	-	648,172
Financial expense	(671,752)	(269,272)	(395,863)	(21,350)	(6,576)	(105,288)	-	(1,470,101)
Income (loss) before taxes	450,653	295,153	(182,879)	182,784	30,722	(31,472)	-	744,960
Income tax and social contribution	(208,292)	(5,115)	(47,951)	(63,635)	(10,870)	7,731	-	(328,133)
Net income (loss)	242,361	290,038	(230,831)	119,149	19,851	(23,741)	-	416,827
Total assets (**)	16,724,269	4,414,196	11,647,374	507,960	828,184	1,022,454	-	35,144,436
Capital expenditures and other intangible assets	502,356	5,230	174,327	2,520	69,339	18	-	753,790
Depreciation and amortization	(431,481)	(97,486)	(312,037)	(3,340)	(6,176)	(212)	-	(850,732)

(*) Other – refers basically to the assets and transactions that are not related to any of the identified segments.

(**) Intangible assets (net of amortization) were allocated to their respective segments.

(***) The amounts for the total assets refer to December 31, 2014.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(31)   RELATED PARTIES TRANSACTIONS

The Company’s controlling shareholders are as follows:

•         ESC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, and aluminum and highway concessions, among others.

•         Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•         Bonaire Participações S.A.

Company controlled by Energia São Paulo Fundo de Investimento em Ações.

•         BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries and associated companies, joint ventures under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)     Bank deposits and short-term investments: refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have an Exclusive Investment Fund, managed by BB DTVM, among others.

b)    Loans and financing and debentures: relate to funds raised from the Banco do Brasil in accordance with notes 16 and 17. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 16 and 17.

c)     Other financial transactions: the amounts in relation to Banco do Brasil are bank costs and collection expenses.

d)    Purchase and sale of energy and charges: refers to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, in the free Market, are carried out under conditions regarded by the Company as similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. In the regulated market, the prices charged are set by mechanisms established by the Grantor.

e)     Intangible assets, property, plant and equipment, materials and service: refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)     Advances: advances for investments in research and development.

g)    Intercompany loan: relates to (i) contracts with the jointly venture EPASA, under contractual conditions of 113.5% of the CDI, maturing in January 2017; and (ii) contracts with non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity to profit distribution of the indirect subsidiary to its shareholders with annual interest of 8% + IGP-M.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (note 18).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

The subsidiaries CPFL Geração  and CPFL Paulista renegotiated, for payment in January 2016, the maturity of energy purchase agreements with the jointly venture BAESA, Chapecoense and ENERCAN. The original maturities ranged from April to September 2015.

The total remuneration of key management personnel in nine months ended in September 30, 2015, in accordance with CVM Decision 560/2008, was R$ 34,434 (R$ 30,820 in the nine months ended in September 30, 2014). This amount comprises R$ 33,662 in respect of short-term benefits (R$ 30,111 in the nine months ended in September 30, 2014) and R$ 772 for post-employment benefits (R$ 709 in the nine months ended in September 30, 2014) and recorded by the accrual method.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and joint ventures:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

	Consolidated
	Asset			Liability		Income		Expense
	September 30, 2015	December 31, 2014		September 30, 2015	December 31, 2014	Nine months 2015	Nine months 2014	Nine months 2015	Nine months 2014
Bank deposits and short-term investments
Banco do Brasil S.A.	262,902	161,832		-	-	19,892	9,075	1	1

Loans and financing, debentures and derivatives contracts (*)
Banco do Brasil S.A.	-	-		1,123,796	1,322,926	-	-	181,323	133,943

Other financial transactions
Banco do Brasil S.A.	-	-		-	-	-	-	4,510	4,688
BAESA – Energética Barra Grande S.A.	-	-		-	-	-	-	4,866	2,528
Foz do Chapecó Energia S.A.	-	-		-	-	-	-	2,211	5,151
ENERCAN - Campos Novos Energia S.A.	-	-		-	-	-	-	2,669	4,078

Advances
BAESA – Energética Barra Grande S.A.	-	-		799	826	-	-	-	-
Foz do Chapecó Energia S.A.	-	-		1,132	1,170	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-		1,392	1,436	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-		509	526	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-		12	40	-	-	1,153	935
Aliança Geração de Energia S.A	-	-		1,258	-	-	-	22,086	-
Arizona 1 Energia Renovável S.A	-	-		-	-	-	-	657	617
Baguari I Geração de Energia Elétrica S.A.	-	-		6	5	-	-	198	187
Braskem S.A.	-	-		-	-	-	694	-	-
Caetite 2 Energia Renovável S.A.	-	-		-	-	-	-	602	565
Caetité 3 Energia Renovável S.A.	-	-		-	-	-	-	608	571
Calango 1 Energia Renovável S.A.	-	-		-	-	-	-	727	682
Calango 2 Energia Renovável S.A.	-	-		-	-	-	-	622	584
Calango 3 Energia Renovável S.A.	-	-		-	-	-	-	727	682
Calango 4 Energia Renovável S.A.	-	-		-	-	-	-	674	633
Calango 5 Energia Renovável S.A.	-	-		-	-	-	-	716	673
Companhia de Eletricidade do Estado da Bahia – COELBA	667	833		-	-	10,858	9,454	46	-
Companhia Energética de Pernambuco - CELPE	551	920		-	-	5,241	5,649	206	-
Companhia Energética do Ceará - COELCE	279	-				1,720	-	-	-
Companhia Energética do Rio Grande do Norte - COSERN	208	280		-	-	1,860	1,703	-	717
Companhia Hidrelétrica Teles Pires S.A.	-	-		1,353	-	-	-	16,160	-
Embraer	-	-		-	-	19,105	-	-	-
Energética Águas da Pedra S.A.	-	-		121	117	-	-	3,111	2,904
Estaleiro Atlântico Sul S.A.	-	-		-	-	14,594	5,221	-	-
Goiás Sul Geração de Enegia S.A.	-	-		-	-	-	-	122	115
Mel 2 Energia Renovável S.A.	-	-		-	-	-	-	474	460
NC ENERGIA S.A.	-	-		-	-	4,033	1,837	-	-
Rio PCH I S.A.	-	-		222	217	-	-	5,859	5,470
SE Narandiba S.A.	-	-		-	-	-	-	131	92
Serra do Facão Energia S.A. - SEFAC	-	-		552	470	-	-	15,573	14,876
Tavex Brasil S.A	-	-		-	-	3,424	1,252	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-		-	188	27,367	6,775	5,155	4,348
Vale Energia S.A.	7,590	7,371			-	69,085	65,068	695	5,445
BAESA – Energética Barra Grande S.A.	-	-		66,139	89,202	60,079	-	85,308	68,523
Foz do Chapecó Energia S.A.	-	1,430		68,554	172,804	3,875	12,598	242,658	232,420
ENERCAN - Campos Novos Energia S.A.	603	583		76,997	154,678	21,514	4,976	177,882	164,505
EPASA - Centrais Elétricas da Paraiba	884	-		19,566	28,632	15,251	22,986	125,118	152,194

Intangible assets, Property, plant and equipment, Materials and service
Afluente Transmissão de Energia Elétrica S.A.	-	-		14	-	-	-	-	-
Aliança Geração de Energia S.A	-	-		-	-	1	-	-	-
Banco do Brasil S A	-	-		927	-	44	-	128	122
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	15,902	11		35	35	779	311	30	1
Companhia de Eletricidade do Estado da Bahia – COELBA	-	-		-	-	6	-	50	-
Companhia Energética do Rio Grande do Norte - COSERN	-	-		-	-	1	-	-	86
Companhia Hidrelétrica Teles Pires S.A	-	-		-	-	8	-	-	-
Companhia Energética de Pernambuco - CELPE	-	-		-	-	3	-	-	-
Concessionária do Sistema Anhanguera - Bandeirante S.A. (**)	-	-		-	-	-	-	-	11
Energética Águas da Pedra S.A.	-	-		-	-	1	-	-	-
Estaleiro Atlântico Sul S.A.	-	-		-	-	10	9	-	-
Ferrovia Centro-Atlântica S.A.	-	-		-	-	-	9	-	-
HM 11 Empreendimento Imobiliário SPE Ltda	-	-		-	-	-	24	-	-
Indústrias Romi S.A.	4	4		-	-	56	34	-	-
InterCement Brasil S.A	-	-		-	-	26	-	-	-
Itapebi Geração de Energia S.A	-	-		-	-	1	-	-	-
JBS S/A	-	-		-	-	-	2,221	-	-
Randon	-	-		-	76	-	-	-	-
MRS Logística S.A	-	119		-	-	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.(**)	-	-		-	-	-	207	-	-
Tavex Industria Textil S/A	-	-		-	-	21	-	-	-
Termopernambuco S.A.	-	-	-	-	-	1	-	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-		-	-	1	-	-	-
TOTVS S.A.	-	-		3	2		-	32	48
Ultrafértil S.A	23	149		-	-	845	-	-	-
Vale Energia S.A.	-	-		-	-	3	-	-	-
Vale Fertilizantes S.A	-	18		-	-	-	-	-	-
BAESA – Energética Barra Grande S.A.	-	-		-	-	1,001	1,087	-	-
Foz do Chapecó Energia S.A.	-	-		-	-	1,099	1,195	-	-
ENERCAN - Campos Novos Energia S.A.	-	-		-	-	1,001	1,087	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	-	393		-	-	505	508	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	102,961	94,385		-	-	10,212	7,746	-	-
Acionista não controlador - CPFL Renováveis	7,162	6,281		-	-	965	608	-	-

Dividend and interest on shareholders´ equity
BAESA – Energética Barra Grande S.A.	-	96		-	-	-	-	-	-
Chapecoense Geração S.A.	12,128	12,128		-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	13,424	24,816		-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	14,891	14,891		-	-	-	-	-	-

(*) At value cost
(**) Related parties until 2014

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

(32)   RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Executive Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for coordination the risk management process,  developing and maintaining updated methodologies of the Company’s Corporate Risk Management which  involves the identification, measurement, monitoring and reporting the risks CPFL Group is exposed.

The risk management policies are established to identify, analyzes and treats the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Company's activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures and Risks Committee to provide guidance for the Internal Auditing work, Risk management and Compliance. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: this risk derives from the possibility of the Company and its subsidiaries incurring losses and suffering cash constraints due to fluctuations in currency exchange rates. This would increase the balances of liabilities denominated in foreign currency and a portion of the income from the joint venture ENERCAN from energy sale contracts with annual restatement of part of the tariff based on dollar variations. The exposure in relation to funds raised in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. Protection was obtained for the exposure of income from ENERCAN by contracting a zero-cost collar financial instrument, as described in Note 33 b.1. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the distribution subsidiaries against possible economic losses.

Interest rate risk: this risk derives from the possibility of the Company and its subsidiaries to incur in losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 33.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. The commercialization and services segments manage this risk by following standards and guidelines in relation to approval, guarantee requirements and monitoring of operations. In the distribution segment, although it is very spread out, the risk is managed by monitoring default, collection measures and cutting off supply. In the generation segment, contracts in the regulated environment (ACR) and bilateral contracts provide for the submission of agreements to establish guarantees.

Risk of energy shortages: the energy sold by the subsidiaries is primarily generated by hydroelectric plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of water levels and resulting in losses due to the increased cost of energy purchased or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001. Although currently the storage conditions of the SIN are not satisfactory, the reduction in demand in recent months and the availability of thermoelectric generation make it unlikely that further load cuts will be required.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Risk of acceleration of debts: the Company has loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: the electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower results than expected by the electric energy distributors.

Risk management for financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use tsoftware system (Luna e Bloomberg) to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Company and its subsidiaries do not enter into transactions involving speculative.

(33)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					September 30, 2015		December 31, 2014
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value
Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,599,661	2,599,661	2,593,650	2,593,650
Cash and cash equivalent	5	(a)	(2)	Level 2	1,433,713	1,433,713	1,763,805	1,763,805
Financial investments		(a)	(2)	Level 1	17,729	17,729	5,324	5,324
Derivatives	33	(a)	(2)	Level 2	2,463,806	2,463,806	608,176	608,176
Derivatives - zero-cost collar	33	(a)	(2)	Level 3	6,728	6,728	-	-
Financial asset of concession - distribution	10	(b)	(2)	Level 3	3,790,513	3,790,513	3,296,837	3,296,837
					10,312,150	10,312,150	8,267,792	8,267,792

Liability
Loans and financing - principal and interest	16	(a)	(2)	Level 2 (***)	7,397,098	6,208,609	7,240,164	6,266,957
Loans and financing - principal and interest	16 (**)	(a)	(2)	Level 2	7,095,172	7,095,172	3,438,212	3,438,212
Debentures - principal and interest	17	(a)	(2)	Level 2 (***)	7,236,817	6,259,131	8,471,583	7,997,074
Derivatives	33	(a)	(2)	Level 2	28,346	28,346	13,354	13,354
Derivatives - zero-cost collar	33	(a)	(2)	Level 3	4,573	4,573	-	-
					21,762,007	19,595,831	19,163,313	17,715,598
(*) Refers to the hierarchy for determination of fair value
(**) As a result of the initial designation of this financial liability, the financial statements showed a gain of R$ 499,695 in the nine months of 2015 (loss of R$ 16,009 in the nine months of 2014)
(***) Only for disclosure purposes, according to CPC 40 (R1)

Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Measured at fair value
(c) - Other finance liabilities

The financial instruments for which the recorded amounts approximate to their fair values at the date of these interim financial statements, due to the nature of these interim financial instruments, are:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

•         Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) receivable from associates, subsidiaries and parent company, (iv) receivables from resources provided by CDE, (v) financial asset of concession - transmission, (vi) pledges, funds and tied deposits, (vii) services rendered to third parties, (viii) Collection agreements and (ix) sector financial asset.

•         Financial liabilities: (i) suppliers, (ii) regulatory charges, (iii) public utility, (iv) consumers and concessionaires, (v) Nacional scientific and technological development fund - FNDCT, (vi) energy research company - EPE, (vii) collection agreement, (viii) reversal fund, (ix) Business combination payable, (x) tariff discount CDE and (xi) sector financial liability.

There were also no transfers between the fair value hierarchy levels in 2015.

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

CPC 40 (R1) and IFRS 7 requires classification at three levels of hierarchy for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

•         Level 1: quoted prices in an active market for identical instruments;

•         Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

•         Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes and the respective gains (losses) in net income was of R$ 137,732, and the main assumptions used are described on note 10.

The main premises used in measuring the fair value of the zero-cost collar derivative, categorized in the Level 3 fair value hierarchy, are also disclosed in Note 33 b.1. The disclosure of the changes required by IFRS 13/CPC 46 has not yet been presented as the instrument was contracted in the third quarter of 2015. No settlements were made in the period.

The Company recognizes in “Investments at cost” in the consolidated interim financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140  common shares and 18,593,070 preferred shares. Investco’s shares are not quoted on the stock exchange and the main objective of it operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. Additionally the subsidiary CPFL Geração contracted a zero-cost collar derivative in the third quarter of 2015, with no liquidations in the period (see item b.1 below).

As the majority of the derivatives entered into by the subsidiaries have their terms fully aligned with the debts protected, in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes (note 16). Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

b.1) Contracting of derivative by CPFL Geração (zero-cost collar)

In the third quarter of 2015, the subsidiary CPFL Geração contracted a call and put transaction in dollars, with both having the same institution as counterpart; these together constitute a transaction usually known as a zero-cost collar. The transaction has no speculative nature and its main objective is to minimize any negative impact on future revenue of the joint venture ENERCAN, which has energy sale contracts in which the tariff is partially corrected based on the annual dollar variation. Management also regards the current scenario as favorable to contracting this type of financial instrument, considering the high volatility of the dollar options and the fact that there is no initial cost for this type of operation. A total amount of US$ 111,817 was contracted, with maturities from October 1, 2015 to September 30, 2020. The exercise prices for dollar options range from R$ 4.20 to R$ 4.40 for put options (sell options) and R$ 5.40 to R$ 7.50 for call options (buy options).

The options were measured regularly at fair value as required by IAS 39/CPC 38. The fair value of the options included in this transaction was based on the following assumptions:

Evaluation technique(s) and key information

The Black Scholes Option Pricing model was used to calculate the fair value of the options, involving the following variables: value of the asset in question, option exercise price, interest rate, term and volatility.

Significant unobservable inputs	Implied volatility in pricing the options, with an average variation of 25.2%.
Interrelationship between unobservable inputs and fair value (sensitivity)

A slight increase in the long-term volatility, analyzed in isolation, would result in an insignificant increase in the fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount would decrease by R$ 2,422, resulting in a net liability of R$ 268.

The measurement of these financial instruments, which amount R$2,155, was recognized in profit or loss for the year under financial income. No other effects were recognized in other comprehensive income.

At September 30, 2015, the Company and its subsidiaries had the following derivatives operations:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

	Market values (accounting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on marking to market	Currency / index	Final maturity	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Energia
Santander	90,640	-	90,640	92,341	(1,700)	dollar	February 2016	200,000	over the counter
Santander	12,042	-	12,042	16,877	(4,835)	dollar	September 2016	187,750	over the counter
Bradesco	10,124	-	10,124	12,211	(2,088)	dollar	June 2016	149,208	over the counter
	112,806	-	112,806	121,429	(8,623)

CPFL Paulista
Bank of America Merrill Lynch	149,589	-	149,589	142,609	6,980	dollar	July 2016	156,700	over the counter
Morgan Stanley	115,465	-	115,465	120,199	(4,734)	dollar	September 2016	85,475	over the counter
Scotiabank	47,900	-	47,900	49,336	(1,436)	dollar	July 2016	49,000	over the counter
Citibank	70,685	-	70,685	87,754	(17,069)	dollar	March 2019	117,250	over the counter
Bank of Tokyo-Mitsubishi	70,430	-	70,430	87,753	(17,323)	dollar	March 2019	117,400	over the counter
Bank of America Merrill Lynch	66,193	-	66,193	79,133	(12,939)	dollar	September 2018	106,020	over the counter
Bank of America Merrill Lynch	74,547	-	74,547	89,154	(14,607)	dollar	March 2019	116,600	over the counter
J.P.Morgan	37,271	-	37,271	44,577	(7,306)	dollar	March 2019	58,300	over the counter
J.P.Morgan	23,784	-	23,784	29,236	(5,452)	dollar	December 2017	51,470	over the counter
J.P.Morgan	22,244	-	22,244	27,708	(5,464)	dollar	December 2017	53,100	over the counter
J.P.Morgan	10,808	-	10,808	13,426	(2,619)	dollar	January 2018	27,121	over the counter
HSBC	20,868	-	20,868	26,673	(5,805)	dollar	January 2018	54,214	over the counter
HSBC	77,742	-	77,742	96,232	(18,490)	dollar	January 2018	173,459	over the counter
J.P.Morgan	27,519	-	27,519	33,541	(6,022)	dollar	January 2018	67,938	over the counter
J.P.Morgan	26,480	-	26,480	33,912	(7,431)	dollar	January 2019	67,613	over the counter
Citibank	58,374	-	58,374	78,099	(19,725)	dollar	January 2020	156,600	over the counter
BNP Paribas	19,353	-	19,353	26,792	(7,439)	dollar	January 2018	63,896	over the counter
Bank of Tokyo-Mitsubishi	37,306	-	37,306	61,097	(23,791)	dollar	February 2020	142,735	over the counter
J.P.Morgan	15,778	-	15,778	20,088	(4,310)	dollar	February 2018	41,100	over the counter
Bank of America Merrill Lynch	163,438	-	163,438	206,412	(42,974)	dollar	February 2018	405,300	over the counter
Bank of America Merrill Lynch	76,929	-	76,929	-	76,929	dollar	October 2018	329,500	over the counter
	1,212,703	-	1,212,703	1,353,730	(141,027)

CPFL Piratininga
Scotiabank	62,563	-	62,563	64,439	(1,875)	dollar	July 2016	64,000	over the counter
Santander	78,504	-	78,504	82,174	(3,670)	dollar	July 2016	100,000	over the counter
Citibank	70,685	-	70,685	87,754	(17,069)	dollar	March 2019	117,250	over the counter
HSBC	39,148	-	39,148	46,537	(7,390)	dollar	April 2018	55,138	over the counter
J.P.Morgan	39,186	-	39,186	46,541	(7,355)	dollar	April 2018	55,138	over the counter
Citibank	62,391	-	62,391	84,166	(21,776)	dollar	January 2020	169,838	over the counter
BNP Paribas	53,220	-	53,220	73,678	(20,458)	dollar	January 2018	175,714	over the counter
Bank of America Merrill Lynch	9,297	-	9,297	10,476	(1,180)	dollar	July 2016	40,000	over the counter
Bank of America Merrill Lynch	14,532	-	14,532	17,128	(2,597)	dollar	August 2016	84,250	over the counter
Scotiabank	7,354	-	7,354	11,566	(4,212)	dollar	August 2017	55,440	over the counter
	436,878	-	436,878	524,459	(87,581)

CPFL Santa Cruz
Santander	15,332	-	15,332	16,029	(696)	dollar	June 2016	20,000	over the counter

CPFL Sul Paulista
Santander	16,866	-	16,866	17,631	(766)	dollar	June 2016	22,000	over the counter

CPFL Jaguari
Santander	23,765	-	23,765	24,844	(1,079)	dollar	June 2016	31,000	over the counter

CPFL Geração
HSBC	157,460	-	157,460	178,334	(20,874)	dollar	March 2017	232,520	over the counter

RGE
Citibank	139,014	-	139,014	154,236	(15,222)	dollar	April 2017	128,590	over the counter
Bank of Tokyo-Mitsubishi	30,461	-	30,461	37,027	(6,566)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	137,570	-	137,570	167,264	(29,693)	dollar	May2018	168,346	over the counter
Citibank	22,872	-	22,872	28,046	(5,174)	dollar	May2019	33,285	over the counter
HSBC	18,841	-	18,841	22,570	(3,729)	dollar	October 2017	32,715	over the counter
J.P.Morgan	60,834	-	60,834	76,170	(15,336)	dollar	February 2018	171,949	over the counter
J.P.Morgan	37,800	-	37,800	38,877	(1,077)	dollar	February 2016	100,000	over the counter
	447,393	-	447,393	524,190	(76,798)
CPFL Serviços
J.P.Morgan	5,527	-	5,527	6,089	(562)	dollar	October 2016	9,000	over the counter

CPFL Telecom
Itaú	4,531	-	4,531	4,531	(1)	dollar	November 2015	9,000	over the counter

CPFL Paulista Lajeado
Itaú	6,577	-	6,577	9,669	(3,092)	dollar	March 2018	35,000	over the counter

CPFL Brasil
Itaú	5,316	-	5,316	9,493	(4,176)	dollar	August 2018	45,360	over the counter

Subtotal	2,445,154	-	2,445,154	2,790,429	(345,275)

Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	18,652	-	18,652	23,521	(4,869)	dollar	December 2016	47,460	over the counter

Exchange price index
CPFL Geração
Santander	-	(1,533)	(1,533)	2,777	(4,311)	dollar	April 2019	35,235	over the counter
J.P.Morgan	-	(1,533)	(1,533)	2,777	(4,311)	dollar	April 2019	35,235	over the counter
	-	(3,067)	(3,067)	5,554	(8,621)

Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(6,132)	(6,132)	(387)	(5,746)	dollar	July 2019	660,000	over the counter
J.P.Morgan	-	(3,376)	(3,376)	(113)	(3,264)	dollar	February 2021	300,000	over the counter
Votorantim	-	(1,097)	(1,097)	(36)	(1,060)	dollar	February 2021	100,000	over the counter
Santander	-	(1,147)	(1,147)	(38)	(1,109)	dollar	February 2021	105,000	over the counter
	-	(11,752)	(11,752)	(573)	(11,178)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

CPFL Piratininga
J.P.Morgan	-	(1,022)	(1,022)	(64)	(958)	dollar	July 2019	110,000	over the counter
Votorantim	-	(1,410)	(1,410)	(46)	(1,364)	dollar	February 2021	135,000	over the counter
Santander	-	(1,030)	(1,030)	(33)	(997)	dollar	February 2021	100,000	over the counter
	-	(3,462)	(3,462)	(144)	(3,318)

RGE
HSBC	-	(4,646)	(4,646)	(293)	(4,353)	dollar	July 2019	500,000	over the counter
Votorantim	-	(1,946)	(1,946)	(65)	(1,880)	dollar	February 2021	170,000	over the counter
	-	(6,591)	(6,591)	(358)	(6,233)

CPFL Geração
Votorantim	-	(3,474)	(3,474)	(70)	(3,404)	dollar	August 2020	460,000	over the counter

Subtotal	18,652	(28,346)	(9,694)	27,931	(37,624)

Other derivatives (2):
CPFL Geração
Itaú	2,516	(2,874)	(358)	-	(358)	dollar	September 2020	34,858	over the counter
Votorantim	1,730	(1,699)	31	-	31	dollar	September 2020	34,858	over the counter
Santander	2,482	-	2,482	-	2,482	dollar	September 2020	42,100	over the counter
Subtotal	6,728	(4,573)	2,155	-	2,155

Total	2,470,534	(32,919)	2,437,615	2,818,360	(380,745)

Current	700,201	-
Noncurrent	1,770,333	(32,919)

For further details of terms and information about debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The notional for this type of derivative is disclosed in dollar, due its characteristics.

As mentioned above, certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (note 16).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the quarters and nine months ended in September 30, 2015 and 2014, the derivatives resulted in the following impacts on the consolidated result:

		Gain (loss)
		2015		2014
Company	Hedged risk / transaction	3rd quarter	Nine months	3rd quarter	Nine months
CPFL Energia	Exchange variation	96,465	121,429	-	-
CPFL Energia	Mark to market	(9,146)	(8,623)	-	-
CPFL Paulista	Interest rate variation	(709)	(1,490)	(11)	86
CPFL Paulista	Exchange variation	713,286	996,130	124,685	(231)
CPFL Paulista	Mark to market	(171,684)	(141,996)	(8,721)	(1,882)
CPFL Piratininga	Interest rate variation	(196)	(400)	10	63
CPFL Piratininga	Exchange variation	314,052	407,689	50,102	(1,839)
CPFL Piratininga	Mark to market	(90,072)	(83,902)	(3,936)	1,418
RGE	Interest rate variation	(413)	(876)	(13)	29
RGE	Exchange variation	270,021	372,953	48,301	(1,797)
RGE	Mark to market	(74,205)	(69,467)	(4,210)	1,122
CPFL Geração	Interest rate variation	(190)	2,118	75	254
CPFL Geração	Exchange variation	108,808	153,642	23,445	3,776
CPFL Geração	Mark to market	(25,802)	(30,219)	(1,872)	(124)
CPFL Santa Cruz	Exchange variation	8,196	12,302	3,876	(342)
CPFL Santa Cruz	Mark to market	(756)	(549)	(248)	187
CPFL Leste Paulista	Exchange variation	(307)	4,596	3,099	(551)
CPFL Leste Paulista	Mark to market	(10)	(76)	(179)	9
CPFL Sul Paulista	Exchange variation	8,886	15,047	4,663	(848)
CPFL Sul Paulista	Mark to market	(836)	(598)	(309)	166
CPFL Jaguari	Exchange variation	12,544	20,341	4,472	(1,032)
CPFL Jaguari	Mark to market	(1,177)	(790)	(321)	221
CPFL Mococa	Exchange variation	(135)	2,022	1,572	(455)
CPFL Mococa	Mark to market	(4)	(33)	(96)	(14)
CPFL Serviços	Exchange variation	3,456	4,856	-	-
CPFL Serviços	Mark to market	(525)	(395)	-	-
CPFL Telecom	Exchange variation	3,191	4,450	-	-
CPFL Telecom	Mark to market	(517)	6	-	-
CPFL Paulista Lajeado	Exchange variation	9,735	7,872	-	-
CPFL Paulista Lajeado	Mark to market	(2,750)	(3,092)	-	-
CPFL Brasil	Exchange variation	9,493	9,493	-	-
CPFL Brasil	Mark to market	(4,176)	(4,176)	-	-
		1,174,523	1,788,264	244,382	(1,784)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

c) Sensitivity analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered passive, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA and TJLP), as shown below:

c.1) Exchange rates variation

Considering the level of net exchange rate exposure at September 30, 2015 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
			Decrease (increase) R$ thousand
Instruments	Exposure R$ thousand (a)	Risk	Exchange depreciation (b)	Exchange appreciation/ depreciation of 25%(c)	Exchange appreciation/ depreciation of 50%(c)
Financial liability instruments	(6,831,133)		(572,055)	1,278,742	3,129,539
Derivatives - plain vanilla swap	7,042,538		589,759	(1,318,315)	(3,226,390)
	211,405	drop in the dollar	17,704	(39,574)	(96,851)

Financial liability instruments	(347,207)		(36,013)	(131,818)	(227,623)
Derivatives - plain vanilla swap	322,085		33,408	122,281	211,154
	(25,122)	raise of the euro	(2,606)	(9,538)	(16,470)

Total	186,283		15,098	(49,111)	(113,320)

			Increase R$ thousand
	Exposure US$ thousand	Risk	Exchange depreciation (b)	Exchange depreciation of 25%(c)	Exchange depreciation of 50%(c)
Derivatives - zero-cost collar	111,817	raise of the dollar	(12,520)	(33,646)	(67,291)

(a) Exchange rate at September 30, 2015: dollar R$ 3.97 and euro R$ 4.43

(b) In accordance with exchange graphs contained in information provided by the BM&F. Exchange rate used: R$ 4.31 and R$ 4.89, dollar and euro and exchange depreciation: 8.37% and 10.37%, respectively.

(c) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.
(d) The notional for this type of derivative is disclosed in dollar, due its characteristics.

As the dollar net exposure is an asset, the risk is of a drop in the dollar and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar. As the euro net exposure is a liability, the risk is of a raise in the euro and the exchange rate is therefore depreciated by 25% and 50% in relation to the probable euro.

c.2) Variation in interest rates

Assuming (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at September 30, 2015 is maintained, and (ii) the respective accumulated annual indexes for the next 12 months remain the same of the last 12 months (CDI 12.57% p.a; IGP-M 8.35% p.a.; TJLP  5.75% p.a.; IPCA 9.49% p.a.), the effects for the next 12 months would be a net financial expense of R$ R$ 1,403,749 (CDI R$ 1,145,705, IGP-M R$ 6,004, TJLP R$ 251,236 and IPCA R$ 804). In the event of fluctuations in the indexes in accordance with the three scenarios described below, the effect on the net financial expense would as follows:

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

	Consolidated
			Decrease (increase)
Instruments	Exposure R$ thousand	Risk	Scenario I (a)	Raising index by 25% (b)	Raising index by 50% (b)
Financial asset instruments	4,583,251		137,498	315,901	494,304
Financial liability instruments	(8,697,144)		(260,914)	(599,451)	(937,987)
Derivatives - Plain Vanilla Swap	(5,000,712)		(150,021)	(344,674)	(539,327)
	(9,114,605)	CDI apprec.	(273,438)	(628,224)	(983,010)

Financial liability instruments	(71,905)	IGP-M apprec.	618	(728)	(2,074)

Financial liability instruments	(4,369,317)	TJLP apprec.	(43,693)	(117,425)	(191,158)

Financial liability instruments	(80,016)		1,256	(328)	(1,912)
Derivatives - plain vanilla swap	71,549		(1,123)	293	1,710
	(8,468)	IPCA apprec.	133	(35)	(202)

Total decrease (increase)	(13,564,294)		(316,380)	(746,412)	(1,176,445)
(a) The CDI, IGP-M, TJLP and IPCA indexes considered of 15.57%, 7.49%, 6.75% and 7.92%, respectively, were obtained from information available in the market.
(b) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

(34)   NON CASH TRANSACTIONS

	Parent company		Consolidated
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Transactions resulting from business combinations
Property, plant and equipment acquired through business combination	-	-	-	51,735
Intangible asset acquired in business combination	-	-	-	64,763
Tax effect of business combination				(22,020)
Loans, financing and debentures	-	-	-	(34,894)
Other net assets acquired through business combination	-	-	-	11,346
	-	-	-	70,930
Cash acquired in the business combination	-	-	-	(2,466)
Acquisition price paid	-	-	-	68,464

Other transactions
Capital increase in subsidiaries with Advance for future capital increase	55,157	59,397	-	-
Provision for socio-environmental costs capitalized in property, plant and equipment	-	-	-	9,193
Interest capitalized in property, plant and equipment	-	-	20,416	10,668
Interest capitalized in intangible concession asset - distribution infrastructure	-	-	8,373	5,439
Transfer from financial concession asset and intangible to property, plant and equipment as result of Spin-off generation activity on the distribution	-	-	-	5,828
Transfer between property, plant and equipment and other assets	-	-	9,724	7,165
Realization of noncontrolling' s capital reserve against to receivables	-	-	-	1,316

(35)   RELEVANT FACT AND SUBSEQUENT EVENT

35.1 – Periodic tariff review – CPFL Piratininga

On October 20, 2015, ANEEL’s Collegiate Board of Directors approved the Periodic tariff review - RTP of the subsidiary CPFL Piratininga. Tariffs were increased by 56.29%, on average, of which 40.14% relates to the economic increase and 16.15% to the financial components, in relation to the latest ordinary tariff event (RTA/2014). An average effect of 21.11% will be perceived by consumers, in comparison with the Extraordinary Tariff Review of March 2015. The new tariffs are effective from October 23, 2015 to October 22, 2016.

35.2 – CDE Quotas – Eletrobrás

On May 29, 2015, the subsidiaries CPFL Paulista, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa obtained an injunction authorizing non-payment of CDE quotas due up to the limit of the amounts receivable from Eletrobrás in relation to the CDE contribution.

 On October 1, 2015, the subsidiaries received from Eletrobrás the receipts for settlement of the CDE quotas (Note 19) by offsetting the amount of R$ 552,549 receivable from Eletrobrás in relation to the CDE contribution (Note 11). They consequently offset the accounts receivable – CDE against the CDE accounts payable on October 1, 2015.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

35.3 – Ratification of the Tariff Flags

On October 6, 2015, the Orders 3386 and 3387 were issued, approving the amount of R$ 263,218 for the Tariff Flags for July and August 2015.

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2015:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	234,086,204	23.57
BB Carteira Livre I FIA	262,698,037	26.45
Bonaire Participações S.A.	1,238,334	0.12
Energia São Paulo FIA	146,463,379	14.75
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	29,756,032	3.00
Camargo Correa S.A.	26,764	0.00
Fundação Petrobras de Seguridade Social - Petros	1,816,119	0.18
BNDES Participações S.A.	66,914,177	6.74
Brumado Holdings Ltda. (*)	35,604,273	3.59
Antares Holdings Ltda. (*)	16,552,110	1.67
Other shareholders	197,858,786	19.93
Total	993,014,215	100.00

(*) Entities fully controlled by Bradespar S.A., which indirectly holds 5.25% of total shares common shares of CPFL Energia.

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2015 and 2014:

	September 30, 2015		December 31, 2014
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	676,084,869	68.08	668,886,922	69.51
Administrator	-	-	-	-
Members of the Executive Officers	105,672	0.01	102,300	0.01
Members of the Board of Directors	-	-	800	0.00
Fiscal Council Members	-	-	-	-
Other shareholders	316,823,674	31.91	293,284,238	30.48
Total	993,014,215	100.00	962,274,260	100.00
Outstanding shares - free float	316,823,674	31.91	293,284,238	30.48

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

SHAREHOLDING STRUCTURE								Nine months of 2015
CPFL ENERGIA S/A								Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		676,084,869	68.08%	100.00%	-	0.00%	0.00%	676,084,869	68.08%
1.1 Esc Energia S.A.	15.146.011/0001-51	234,086,204	24%	100%	-	0.00%	0.00%	234,086,204	23.57%	May 29, 2015
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	262,698,037	26%	100%	-	0.00%	0.00%	262,698,037	26.45%	April 29, 2015
1.3 Bonaire Participações S.A.	33.754.482/0001-24	1,238,334	0%	100%	-	0.00%	0.00%	1,238,334	0.12%	April 29, 2015
1.4 Energia São Paulo FIA	02.178.371/0001-93	146,463,379	15%	100%	-	0.00%	0.00%	146,463,379	14.75%	July 2, 2015
1.5 Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	29,756,032	3%	100%	-	0.00%	0.00%	29,756,032	3.00%	April 29, 2015
1.6 Camargo Correa S.A.	01.098.905/0001-09	26,764	0%	100%	-	0.00%	0.00%	26,764	0.00%	June 18, 2015
1.7 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,816,119	0%	100%	-	0.00%	0.00%	1,816,119	0.18%	July 2, 2015
Noncontrolling shareholders		316,929,346	31.92%	100.00%	-	0.00%	0.00%	316,929,346	31.92%
1.8 BNDES Participações S.A.	00.383.281/0001-09	66,914,177	7%	100%	-	0.00%	0.00%	66,914,177	6.74%	April 29, 2015
1.9 Brumado Holdings Ltda.	08.397.763/0001-20	35,604,273	4%	100%	-	0.00%	0.00%	35,604,273	3.59%	April 29, 2015
1.10 Antares Holdings Ltda.	07.341.926/001-90	16,552,110	2%	100%	-	0.00%	0.00%	16,552,110	1.67%	April 29, 2015
1.11 Board of Directors		-	0%	0%	-	0.00%	0.00%	-	0.00%	April 29, 2015
1.12 Executive officers		105,672	0%	100%	-	0.00%	0.00%	105,672	0.01%	September 30, 2015
1.13 Other shareholders		197,753,114	20%	100%	-	0.00%	0.00%	197,753,114	19.91%
Total		993,014,215	100.00%	100.00%	-	0.00%	0.00%	993,014,215	100.00%
2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
1.1.1 VBC Energia S.A.	00.095.147/0001-02	554,402,306	50%	100%	-	0.00%	0.00%	554,402,306	50.00%	November 28, 2013
1.1.2 Átila Holdings S/A	07.305.671/0001-00	554,402,306	50%	100%	-	0.00%	0.00%	554,402,306	50.00%	November 28, 2013
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		3,840,605	88.55%	98.39%	62,981	100.00%	1.61%	3,903,586	88.71%
1.1.1.1 Camargo Corrêa Energia S.A.	04.922.357/0001-88	1,937,959	45%	98%	47,018	74.65%	2.37%	1,984,977	45.11%	November 28, 2013
1.1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	1,902,646	44%	99%	15,963	25.35%	0.83%	1,918,609	43.60%	November 28, 2013
Noncontrolling shareholders		496,670	11.45%	100.00%	-	0.00%	0.00%	496,670	11.29%
1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	496,665	11%	100%	-	0.00%	0.00%	496,665	11.29%	November 28, 2013
1.1.1.4 Other shareholders		5	0%	100%	-	0.00%	0.00%	5	0.00%
Total		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
4- Entity: 1.1.2 Átila Holdings S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.2.1 Camargo Corrêa S.A	01.098.905/0001-09	821,452,787	100%	100%	-	0.00%	0.00%	821,452,787	100.00%	April 15, 2015
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.1 Camargo Corrêa Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
1.1.1.1.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,360,886	100%	77%	689,075	100.00%	22.59%	3,049,961	100.00%	November 25, 2014
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.1.2 Other shareholders		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.2.1 Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	100%	34%	93,099	100.00%	65.54%	142,042	100.00%	April 30, 2012
Noncontrolling shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.2.2 Other shareholders		3	0%	75%	1	0.00%	25.00%	4	0.00%
Total		48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
1.1.1.3.1 Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,178	100%	100%	-	0.00%	0.00%	1,058,326,178	100.00%	November 25, 2014
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.1.3.2 Other shareholders		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,250,000	100.00%	100.00%	-	0.00%	0.00%	2,250,000	33.33%
1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	750,000	33%	100%	-	0.00%	0.00%	750,000	11.11%	April 30, 2015
1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	750,000	33%	100%	-	0.00%	0.00%	750,000	11.11%	April 30, 2015
1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	750,000	33%	100%	-	0.00%	0.00%	750,000	11.11%	April 30, 2015
Noncontrolling shareholders		-	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,000	66.67%
1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0%	0%	1,498,080	33.29%	100.00%	1,498,080	22.19%	October 1, 2008
1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0%	0%	1,498,080	33.29%	100.00%	1,498,080	22.19%	October 1, 2008
1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0%	0%	1,498,080	33.29%	100.00%	1,498,080	22.19%	October 1, 2008
1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0%	0%	5,760	0.13%	100.00%	5,760	0.09%	October 1, 2008
1.1.1.2.1.8 Other shareholders		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
										(continue)

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

9 - Entity: 1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	90	60.00%	0.01%	749,940	99.99%
1.1.1.2.1.1.1 Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	100%	100%	90	60.00%	0.01%	749,940	99.99%	December 6, 2012
Noncontrolling shareholders		-	0.00%	0.00%	60	40.00%	100.00%	60	0.01%
1.1.1.2.1.1.2 Other shareholders		-	0%	0%	60	40.00%	100.00%	60	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
10 - Entity: 1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.2.1 Renata de Camargo Nascimento	535.804.608-97	749,850	100%	100%	40	26.67%	0.01%	749,890	99.99%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.2.2 Other shareholders		-	0%	0%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
11 - Entity: 1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.2.1.3.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	100%	100%	-	0.00%	0.00%	749,850	99.98%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.2.1.3.2 Other shareholders		-	0%	0%	150	100.00%	100.00%	150	0.02%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,940	100.00%	100.00%	-	0.00%	0.00%	1,499,940	100.00%
1.1.1.2.1.4.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,940	100%	100%	-	0.00%	0.00%	1,499,940	100.00%	December 6, 2012
Noncontrolling shareholders		60	0.00%	100.00%	-	0.00%	0.00%	60	0.00%
1.1.1.2.1.4.2 Other shareholders		60	0%	100%	-	0.00%	0.00%	60	0.00%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
13 - Entity: 1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.5.1 Renata de Camargo Nascimento	535.804.608-97	1,499,890	100%	100%	-	0.00%	0.00%	1,499,890	99.99%	October 1, 2008
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.5.2 Other shareholders		110	0%	100%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
14 - Entity: 1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.2.1.6.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	100%	100%	-	0.00%	0.00%	1,499,850	99.99%	October 1, 2008
Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.2.1.6.2 Other shareholders		150	0%	100%	-	0.00%	0.00%	150	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.2.1.7.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	33%	100%	-	0.00%	0.00%	1,980	33.33%	October 1, 2008
1.1.1.2.1.7.2 Renata de Camargo Nascimento	535.804.608-97	1,980	33%	100%	-	0.00%	0.00%	1,980	33.33%	October 1, 2008
1.1.1.2.1.7.3 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	33%	100%	-	0.00%	0.00%	1,980	33.33%	October 1, 2008
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
16 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	100%	100%	-	0.00%	0.00%	130,163,541	100.00%	November 3, 2009
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
17 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		66,728,877	100.00%	100.00%	-	0.00%	0.00%	66,728,877	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,877	100%	100%	-	0.00%	0.00%	66,728,877	100.00%	July 21, 2014
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.3.2 Other shareholders		1	0%	100%	-	0.00%	0.00%	1	0.00%
Total		66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
18 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	44%	100%	-	0.00%	0.00%	353,528,507	44.39%	November 16, 2004
1.4.2 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	23%	100%	-	0.00%	0.00%	181,405,069	22.78%	November 16, 2004
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	1%	100%	-	0.00%	0.00%	4,823,881	0.61%	November 16, 2004
1.4.4 Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	32%	100%	-	0.00%	0.00%	256,722,311	32.23%	November 16, 2004
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
19 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
1.4.1.1 Fundação CESP	62.465.117/0001-06	5,459,656	100%	100%	-	0.00%	0.00%	5,459,656	100.00%	November 16, 2004
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		5,459,656	100.00%	100.00%	-	0.00%	0.00%	5,459,656	100.00%
20 - Entity: 1.8 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	33.657.248/0001-89	1	100%	100%	-	0.00%	0.00%	1	100.00%	September 4, 1974
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
21 - Entity: 1.8.1 Banco Nacional de Desenvolvimento Econômico e Social	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
1.8.1.1 Federal Government (Department of Treasury)	00.394.460/0409-50	6,273,711,452	100%	100%	-	0.00%	0.00%	6,273,711,452	100.00%	September 28, 2012
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		6,273,711,452	100.00%	100.00%	-	0.00%	0.00%	6,273,711,452	100.00%
22 - Entity: 1.9 Brumado Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		983,227,792	100.00%	100.00%	-	0.00%	0.00%	983,227,792	100.00%
1.9.1 Antares Holdings Ltda.	07.341.926/0001-90	983,227,792	100%	100%	-	0.00%	0.00%	983,227,792	100.00%	December 31, 2006
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		983,227,792	100.00%	100.00%	-	0.00%	0.00%	983,227,792	100.00%
23 - Entity: 1.10 Antares Holdings Ltda.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		322,700	100.00%	100.00%	-	0.00%	0.00%	322,700	100.00%
1.10.1 Bradespar S.A.	03.847.461/0001-92	322,700	100%	100%	-	0.00%	0.00%	322,700	100.00%	December 31, 2006
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0%	0%	-	0.00%	0.00%	-	0.00%
Total		322,700	100.00%	100.00%	-	0.00%	0.00%	322,700	100.00%

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Quarterly Social Report [Nine Months] - 2015 / 2014 (*)
Company: CPFL Energia S.A. Consolidated

1 - Basis for Calculation	Nine months of 2015 Value (R$ thousand)			Nine months of 2014 Value (R$ thousand)
Net Revenues (NR)	15,419,789			12,062,968
Operating Result (OR)	891,541			744,960
Gross Payroll (GP)	583,194			512,655
2 - Internal Social Indicators	Value (thousand)	% of GP	% of NR	Value (thousand)	% of GP	% of NR
Food	51,219	8.78%	0.33%	44,355	8.65%	0.37%
Mandatory payroll taxes	155,047	26.59%	1.01%	138,941	27.10%	1.15%
Private pension plan	30,551	5.24%	0.20%	27,057	5.28%	0.22%
Health	33,341	5.72%	0.22%	28,753	5.61%	0.24%
Occupational safety and health	1,848	0.32%	0.01%	2,201	0.43%	0.02%
Education	1,890	0.32%	0.01%	1,544	0.30%	0.01%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	5,371	0.92%	0.03%	5,286	1.03%	0.04%
Day-care / allowance	798	0.14%	0.01%	729	0.14%	0.01%
Profit / income sharing	39,759	6.82%	0.26%	41,424	8.08%	0.34%
Others	5,598	0.96%	0.04%	5,005	0.98%	0.04%
Total - internal social indicators	325,422	55.80%	2.11%	295,295	57.60%	2.45%
3 - External Social Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Education	7	0.00%	0.00%	70	0.01%	0.00%
Culture	7,987	0.90%	0.05%	6,148	0.83%	0.05%
Health and sanitation	450	0.05%	0.00%	343	0.05%	0.00%
Sport	833	0.09%	0.01%	0	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	9,003	1.01%	0.06%	5,092	0.68%	0.04%
Total contributions to society	18,280	2.05%	0.12%	11,653	1.56%	0.10%
Taxes (excluding payroll taxes)	9,118,815	1022.81%	59.14%	3,381,993	453.98%	28.04%
Total - external social indicators	9,137,095	1024.87%	59.26%	3,393,646	455.55%	28.13%
4 - Environmental Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Investments relalated to company production / operation	20,676	2.32%	0.13%	24,079	3.23%	0.20%
Investments in external programs and/or projects	42,400	4.76%	0.27%	38,615	5.18%	0.32%
Total environmental investments	63,076	7.07%	0.41%	62,694	8.42%	0.52%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	Nine months of 2015			Nine months of 2014
Nº of employees at the end of period	9,790			8,921
Nº of employees hired during the period	1,798			1,804
Nº of outsourced employees	NA			NA
Nº of interns	185			185
Nº of employees above 45 years age	2,095			2,100
Nº of women working at the company	2,155			2,062
% of management position occupied by women	10.00%			8.72%
Nº of Afro-Brazilian employees working at the company	1,980			1,593
% of management position occupied by Afro-Brazilian employees	2.30%			1.22%
Nº of employees with disabilities	336			272
6 - Relevant information regarding the exercise of corporate citizenship	Nine months of 2015			Nine months of 2014
Ratio of the highest to the lowest compensation at company	18.03			24.43
Total number of work-related accidents	39			40
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	1,352,237	1,317	6,025	1,414,838	1,043	4,317
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	5.8%	100%	100%	35.5%
Total value-added to distribute (R$ thousand):	Sep 30, 2015	12,401,696		Sep 30, 2014	5,994,615
Value-Added Distribution (VAD):	74.4% government 5.5% employees 0% shareholders 16% third parties 4.1% retained			58,1% government 10% employees 5,2% shareholders 25% third parties 1,7% retained
7 - Other information
Responsible: Sergio Luis Felice, phone: +55 19 3756-8018, slfelice@cpfl.com.br
(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

INDEPENDENT AUDITORS' REPORT

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), included in the Interim Financial Information Form – ITR, for the quarter ended September 30, 2015, which comprises the balance sheet as of September 30, 2015 and the related statements of income, comprehensive income for the three-month and nine-month periods then ended and changes in shareholders' equity and cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and in accordance with the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and their presentation in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

(Free Translation of the original in Portuguese)

Standard Interim financial statements – ITR –  Date: September 30, 2015 - CPFL Energia S. A

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”) for the nine-month period ended September 30, 2015, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information - ITR and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, October 30, 2015

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Marcelo Magalhães Fernandes Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.